As confidentially submitted to the Securities and Exchange Commission on April 3, 2017 pursuant to the

Jumpstart our Business Startups Act

Registration No._____________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

CONFIDENTIAL SUBMISSION ON FORM F-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

ZK International Group Co., Ltd.
(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

British Virgin Islands	3490	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

+86-577-86852999 – telephone

(Address, including zip code, and telephone number,

including area code, of principal executive offices)

Vcorp Agent Services, Inc.

25 Robert Pitt Drive, Suite 204

Monsey, NY 10952

(Name, address, including zip code, and telephone

number, including area code, of agent for service)

Copies to:

William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Ortoli Rosenstadt LLP 501 Madison Avenue, 14th Floor New York, NY 10022 +1-212-588-0022 – telephone +1-212-826-9307 – facsimile	Louis Taubman, Esq. Joan Wu, Esq. Hunter Taubman Fischer & Li LLC 1450 Broadway, 26th Floor New York, NY 10017 +1- 917- 512-0827 – telephone +1-212- 202-6380 – facsimile

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Share	Proposed Maximum Aggregate offering Price(1)	Amount of Registration Fee
Ordinary shares, no par value per share (2)	1,500,000	$5.00	$7,500,000	$869.25
Ordinary shares, no par value per share (2)(3)	1,000,000	$5.00	$5,000,000	$579.50
Underwriter Warrants (4)	-	$-	$-	$-
Ordinary shares underlying Underwriter Warrants (4)	105,000	$5.00	$525,000	$73.02
Total	2,626,000	$5.00	$13,130,000	$1,521.77	(5)

(1)	The registration fee for securities is based on an estimate of the Proposed Maximum Aggregate Offering Price of the securities, assuming the sale of the maximum number of shares at the highest expected offering price, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
(2)	In accordance with Rule 416(a), the Registrant is also registering an indeterminate number of additional Ordinary Shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.
(3)	Reflects the resale by the selling shareholders set forth herein of up to 1,000,000 ordinary shares.
(4)	The Registrant will issue to the Underwriter warrants to purchase a number of ordinary shares equal to an aggregate of seven percent (7%) of the ordinary shares (the “Underwriter Warrant”) sold in the offering. The closing date will be a date mutually acceptable to the Registrant and the Underwriter after the minimum offering has been sold. The exercise price of the Underwriter Warrants is equal to 100% of the offering price of the ordinary shares offered hereby. Assuming a maximum placement and an exercise price of $5.00 per share, we would receive, in the aggregate, $525,000 upon exercise of the Underwriter Warrants. The ordinary shares underlying the Underwriter Warrants are exercisable within five years commencing 180 days from the effective date of the offering at any time, and from time to time, in whole or in part.
(5)	To be paid upon first non-confidential filing of registration statement with the United States Securities and Exchange Commission (the “SEC”).

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement contains two prospectuses, as set forth below.

•	Public Offering Prospectus. A prospectus to be used for the public offering by the Registrant of up to 1,605,000 ordinary shares of the Registrant (including up 105,000 ordinary share underlying the Underwriter Warrant) (the “Public Offering Prospectus”) through the underwriter named on the cover page of the Public Offering Prospectus.

•	Resale Prospectus. A prospectus to be used for the resale by selling shareholders of up to 1,000,000 ordinary shares of the Registrant (the “Resale Prospectus”).

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

•	they contain different outside and inside front covers;

•	they contain different Offering sections in the Prospectus Summary section beginning on page 1;

•	they contain different Use of Proceeds sections on page 93;

•	the Capitalization, Dilution, Post-Offering Ownership sections on page 31, page 33 and page 34 of the Public Offering Prospectus are deleted from the Resale Prospectus respectively;

•	a Selling Shareholders section is included in the Resale Prospectus beginning on page 94;

•	references in the Public Offering Prospectus to the Resale Prospectus will be deleted from the Resale Prospectus;

•	the Underwriting section from the Public Offering Prospectus on page 84 is deleted from the Resale Prospectus and a Plan of Distribution is inserted in its place;

•	the Legal Matters section in the Resale Prospectus on page 96 deletes the reference to counsel for the underwriters; and

•	the outside back cover of the Public Offering Prospectus is deleted from the Resale Prospectus.

The Registrant has included in this Registration Statement, after the financial statements, a set of alternate pages to reflect the foregoing differences of the Resale Prospectus as compared to the Public Offering Prospectus.

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED APRIL [●], 2017

ZK International Group Co., Ltd.

Minimum Offering: 1,000,000 Ordinary Shares

Maximum Offering: 1,500,000 Ordinary Shares

This is an initial public offering of Ordinary Shares of ZK International Group Co., Ltd., a British Virgin Islands company. We are offering a minimum of 1,000,000 and a maximum of 1,500,000 of our ordinary shares with no par value (the “Ordinary Shares”).

Prior to this offering, there has been no public market for our Ordinary Shares. The initial public offering price of our Ordinary Shares is expected to be $5 per share. We intend to apply to list our Ordinary Shares on Nasdaq Capital Market under the symbol “ZKIN.”

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our Ordinary Shares involves risks. See “Risk Factors” beginning on page 13.

	Per Ordinary Share	Minimum Offering	Maximum Offering
Assumed public offering price	$5.00	$5,000,000	$7,500,000
Underwriter fees and commissions*	$0.35	$350,000	$525,000
Proceeds to us, before expenses	$4.65	$4,650,000	$6,975,000

*            Under the Underwriting Agreement, we will pay our underwriter, Boustead Securities, LLC (the “Underwriter”) a fee and commission equal to 7% of the gross proceeds raised in the offering. In addition to the cash commission, we will also reimburse the Underwriter for the full amount of its reasonable, non-accountable expenses of up to $[●], in addition to its legal expenses in an amount not to exceed $75,000, $25,000 of travel expenses and $25,000 for a third party due diligence report incurred by the Underwriter in connection with the offering, and a financial advisory fee of $100,000.

We expect our total cash expenses for this offering, including cash expenses payable to our underwriter, Boustead Securities, LLC (the “Underwriter”), for its reasonable non-accountable expenses  and accountable expenses referenced above, to be approximately $[●], exclusive of the above commissions. The Underwriter must sell the minimum number of securities offered (1,000,000 ordinary shares) if any are sold. The Underwriter is only required to use its best efforts to sell the maximum number of securities offered (1,500,000 ordinary shares). The offering will terminate upon the earlier of: (i) a date mutually acceptable to us and our Underwriter after which the minimum offering is sold or (ii) [●], 2017. Until we sell at least 1,000,000 shares, all investor funds will be held in an escrow account at Signature Bank, New York, NY. If we do not sell at least 1,000,000 ordinary shares by [●], 2017, all funds will be promptly returned to investors (within three business days) without interest or deduction. One of the conditions to our obligation to sell any securities through the Underwriter is that, upon the closing of the offering, the Ordinary Shares would qualify for listing on the Nasdaq Capital Market.

If we complete this offering, net proceeds will be delivered to us on the closing date. We will not be able to use such proceeds in China, however, until we complete certain remittance procedures in China. If we complete this offering, then on the closing date, we will issue to the Underwriter warrant to purchase the number of ordinary shares in the aggregate equal to 7% of the gross proceeds received by the Company from the Closing. The warrants will be exercisable at any time, and from time to time, in whole or in part, during the period commencing 180 days from the effective date of the offering, which period shall not extend further than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(i). The warrants are exercisable at a per share price equal to 100% of the public offering price per share in the offering and may also be exercisable on a cashless basis. See “Underwriting” on page 84.

Investing in our Ordinary Shares involves a high degree of risk. See “Risk Factors” beginning on page 13 to read about factors you should consider before investing in shares of our Ordinary Shares. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is [●], 2017.

Neither we nor the Underwriter have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our Ordinary Shares only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Ordinary Shares. Our business, financial condition, results of operations, and prospects may have changed since that date.

The information in this preliminary prospectus is not complete and is subject to change. No person should rely on the information contained in this document for any purpose other than participating in our proposed initial public offering, and only the preliminary prospectus issued on [●], 2017 is authorized by us to be used in connection with our proposed initial public offering. The preliminary prospectus will only be distributed by us and the Underwriter named herein and no other person has been authorized by us to use this document to offer or sell any of our securities.

Until [●], 2017 (25 days after the commencement of our initial public offering), all dealers that buy, sell, or trade our Ordinary Shares, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as Underwriter and with respect to their unsold allotments or subscriptions.

Prospectus Summary

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Ordinary Shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Prospectus Conventions

Except where the context otherwise requires and for purposes of this prospectus only, “we”, “us”, “our company”, “Company”, “our”, “Zhengkang” and “ZKIN” refer to

•	ZK International Group Co., Ltd., a British Virgin Islands company limited by shares (“ZK International” when individually referenced);

•	ZK Pipe Industry Co., Ltd., a Hong Kong limited company (“ZK Pipe” when individually referenced), which is a wholly-owned subsidiary of ZK International;

•	Wenzhou Weijia Pipeline Development Co., Ltd. (“Wenzhou Weijia”) (also referred to as 温州维佳管道发展有限公司 in China), a PRC company, which is a wholly-owned subsidiary of ZK Pipe;

•	Zhejiang Zhengkang Industrial Co., Ltd. (“Zhejiang Zhengkang”) (also referred to as 浙江正康实业股份有限公司 in China), a PRC company, 99% of which is held by Wenzhou Weijia; and

•	Wenzhou Zhengfeng Industry and Trade Co., Ltd. (“Wenzhou Zhengfeng”) (also referred to as 温州正丰工贸有限公司 in China), a PRC company, which is a wholly-owned subsidiary of Zhejiang Zhengkang.

This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below:

	For the Fiscal Years Ended September 30
	2016	2015
Period Ended RMB: USD exchange rate	6.6711	6.3668
Period Average RMB : USD exchange rate	6.5333	6.1746

For the sake of clarity, this prospectus follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our chief executive officer will be presented as “Jiancong Huang,” even though, in Chinese, Mr. Huang’s name is presented as “Huang Jiancong.”

We have relied on statistics provided by a variety of publicly-available sources regarding China’s expectations of growth. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. We have sought to provide current information in this prospectus and believe that the statistics provided in this prospectus remain up-to-date and reliable, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus.

Prior to this offering, we closed two financing transactions pursuant to exemptions provided by Regulations S of the Securities Act of 1933, as amended (the “Securities Act”). We sold an aggregate of 2,500,000 Ordinary Shares, 1,000,000 of which carry certain registration rights, for total proceeds of US$1,300,000. Boustead Securities LLC acted as placement agent for the private placements and received 7% placement fee from respective offerings. The Ordinary Shares subscribed in these private placements were issued after we i) decreased our par value from $1 per ordinary share to no par value (the “Par Value Change”), ii) effectuated a 180:1 forward stock split on March 20, 2017 whereby every authorized, issued and outstanding ordinary share was exchanged for 180 new ordinary shares (the “Stock Split”) and iii) increased our authorized shares from 9,000,000 to 50,000,000 ordinary shares (the “Share Increase”, collectively with Par Value Change and Forward Split referred as the “Recapitalization”).

Overview

Incorporated on May 13, 2015, under the laws of the British Virgin Islands (“BVI”), we primarily conduct our business through our subsidiary Zhejiang Zhengkang. Our core business focuses on providing systematic solutions to construction projects that require sophisticated piping systems. Leveraging our experience in the industry, we offer urban planners and real estate developers sophisticated pipe and fitting products and engineering expertise, enabling them to bring communities reliable and durable gas and water transmission systems. Our products are primarily sold in China, but are also exported and distributed in Europe and Southeast Asia. We have received numerous awards and recognitions domestically and internationally. Located within the Wenzhou Binhai Industrial Park, a national economic development zone, our facility occupies approximately five acres, consisting of business offices, manufacturing plants, a research and development center and storage facilities.

We specialize in designing and producing pipes and fittings such as double-press thin-walled stainless steel tubes and fittings, carbon steel tubes and fittings and single-press tubes and fittings. Focused on the innovation and expansion of our products to meet the specific needs of our clients, we believe that we are a leading manufacturer and engineer of high-performance stainless steel pipes. Our products offer a comprehensive suite of superior solutions for use in the construction and infrastructure industries. Our innovative products are used in a broad range of applications, including water and gas transmission within urban infrastructural development, residential housing development, food and beverage production, oil and gas exploitation, and agricultural irrigation. Since Zhejiang Zhengkang’s founding in 2001, we have developed an array of patented pipe and fitting products that have been marketed and distributed both domestically and internationally.

We promote our brand through our sales staff, distributors, trade shows, trade fairs, forums, direct communications with potential customers, business networks, and the internet. In addition, we tailor our products to the needs of our clients and provide our clients with competitive pricing to establish long-term business relationships. We take pride in the cutting-edge technology and superb quality of our products, which have received recognitions such as the ISO9001 Quality Management System Certification, ISO14001 Environmental Management System Certification, and National Industrial Stainless Steel Production License, among other awards and honors. Our products have been used in well-known facilities such as Olympic stadiums, multinational hotel chains, and mega-sized apartment complexes.

Industry and Market Background

Our products are marketed and sold globally in Europe, East Asia and Southeast Asia with plans to market our products and services in North America, however, we believe that our biggest market will continue to be within China. Currently, most of the households and apartment buildings in China use pipes made of polymerized vinyl chloride (“PVC”), due to its lower cost. However, as the general Chinese population begins to recognize the short lifespan of PVC and realize the potential health hazards of PVC pipes, due to its plasticizer and lead compositions, thin-walled stainless steel pipes are projected to become real estate developers’ preferred material to ensure the delivery of high-quality water to each household.

According to the Chinese Bureau of Statistics, the total amount of investment in China’s real estate industry was approximately US$893 billion (RMB 5.9 trillion) and investment on pipe installation is estimated to make up 4% of the total investment in the next five years. As cities across China continue to undergo urbanization, real estate developers have been building apartment complexes in cities of all sizes. The need for safe water supply pipes is expected to experience a significant growth, and we believe that our products offer solutions that will meet the needs of both the real estate developers and health-conscious end users.

The commitment to replace aging plastic pipes with stainless-steel varieties due to health concerns has also gained support from the Chinese government. It was discovered that the erosion of the plastic pipes could significantly impact the quality of water being transmitted. Several major cities have therefore, under a government initiative, launched programs to improve water supply systems in and around residential complexes by replacing existing plastic pipes with new stainless-steel systems and using stainless-steel pipes as the first choice for any new urban development projects. Our experience in working with these large municipal projects include those within first and second-tier cities such as Shenzhen and Wenzhou. As we expect additional cities to initiate similar programs under the government initiative, the name recognition of our brand because of these large-scale infrastructural projects would give us an edge in this large potential market within China.

In addition to the significant potential market within the urban development and residential real estate industries, we anticipate that the demand of our services and products from hotels within China will also become an important target market. Currently, through local distributors, our products are provided to global hotel brands such as Kempinski, Sheraton and Holiday Inn within China. During the past ten years, through contractors, distributors and wholesalers, our products have been used in more than three hundred three- to five-star hotels. As we believe that we have become one of the industry-leading stainless pipe manufacturers, we plan to work with end users such as multinational global chains from the initial planning stage, assisting in the design of their pipe transmission systems, to the post-sale stage, providing maintenance and repair services as part of their daily operation. China’s hotel industry has experienced tremendous growth due to both inbound foreign travelers and domestic travelers, resulting in a $44 billion business with 2.5 million hotel rooms. However, the hotel penetration rate is only approximately 4 rooms per 1,000 capita in China, which is relatively low compared to that of developed nations. It is anticipated that the hospitality industry in China could reach $100 billion with 6.3 million rooms and 8 rooms per 1,000 capita. This therefore presents a significant opportunity for our company. As developers and travelers are becoming more sophisticated, the need for a sustainable and cost-effective solution is expected to increase. The quality of our products and our expertise servicing global hotel chains will provide us with a competitive advantage for future hotel construction projects.

Our Products and Services

Our products primarily consist of specialty steel strips, pipes and fittings. Based on the design of our client’s piping system, we have the expertise to tailor the shapes and specification of our products, providing the end users with environmentally-friendly and safe water and gas pipeline networks. We are equipped with an internal product design team who can customize and modify our products to meet each end user’s specific needs. Our technicians are also available to install products directly for our customers or assist contractors with the installation process. We have developed expertise in providing piping solutions for infrastructural projects, hotels and residential complexes. To maximize the utility of our products and create a systematic solution for our customers, we often combine the strength of available third-party components on the market with those of our own products to help our customers create an efficient and safe piping system based on their project needs. As we plan to position ourselves as a widely-recognized industry leader, in addition to being a manufacturer and supplier of piping and fitting products, we plan to add additional value to our products by providing consulting service with respect to the design, installation and maintenance of the piping system.

Our products focus primarily on the drinking water and gas transmission industries, while a minor portion of revenue is generated from the pharmaceutical, medical, food and beverage industries. Produced from different stages of our production line, our steel products can be broken down and sold as the following parts and components:

•	Steel Strip: We manufacture carbon steel and stainless steel strip for sale to traditional manufacturers who are not in the pipe and fitting industry and for our own internal use in the production of our pipes and fittings. Our ability to produce steel strip in-house allows us to ensure the quality and consistency of our pipe and fitting products.

•	Steel Pipe: Our carbon steel and stainless steel pipes are primarily used in water and gas transmission systems. Carbon steel pipes are generally stronger than stainless steel, and therefore are typically used in applications that require high-pressure resistance, such as gas transmission and fire hydrants. Stainless steel pipes, in contrast, are more corrosion resistant and are commonly applied in cases that require clean transmission, such as drinking water and pharmaceutical liquid transmission.

•	Light Gauge Stainless Steel Pipe (LGSSP): We have production lines specifically designed to produce LGSSP, which have 40% thinner walls than regular stainless steel pipes. The reduction in the thickness of the pipe wall leads to a reduced manufacturing cost and weight and enhances installation flexibility due to its smaller size. LGSSP is an affordable option for household plumbing systems that require easy installation.

•	Pipe Connections and Fittings: We manufacture high-quality pipe connections and fittings that are used to connect pipes. Pipe fittings have wide applications for any piping and plumbing systems in both industrial and commercial applications. Fittings allow pipes to be joined or installed in the appropriate place and terminated or closed where necessary. We produce fittings in various shapes and sizes, with more than 10,000 different specifications. As most leakages are caused by misalignment or improper manufacture of connections and fittings, pipe connections and fittings, being the most crucial components of any piping system, require extremely precise production procedures.

Pipe production is very competitive in China. In order to distinguish ourselves from the other competitors in the industry, we have employed a team of engineers specializing in network design, CAD drawing, and special prototyping of piping systems to help our customers create a systematic solution based on their piping needs.

Our Growth Strategy

To maintain the growth of our business and sustain our leading position in the market, we anticipate to rely on these key drivers as part of our growth strategy:

•	Expansion of manufacturing infrastructure and increased productivity for new businesses. Currently, we believe that our production volume can be improved with additional equipment and infrastructure. With investments that we plan to put into our infrastructure, we will be able to take on additional businesses contracts and increase our production volume.

•	Achieving a dominate position in the household plumbing market. With years of strategic preparations and planning behind us, we are seeing tremendous growth opportunities in this business segment, as consumers have started paying attention the health risks associated with unsafe household drinking water caused by problematic transmission system. We plan to focus our sales in this sector as our strategic priority for the next few years.

•	Further exploration of opportunities in emerging markets. We have recognized the great potentials of Siphonic Roof Drainage Systems (SRDS), a cutting edge drainage system mainly applied to large-span roof structures. It is widely anticipated that large-scale building development projects, such as airports and stadiums, will continue to grow at a rapid rate over the next few years and SRDS will see a surge in demand. We plan to invest in development of our own SRDS design software and we plan to continue our research in this area.

•	Rebranding ourselves as a premium, full-service solution provider. The combination of our top-notch manufacturing capabilities and our engineering expertise enable us to provide comprehensive solutions to our clients. In addition to our client-centric products we currently offer, our goal is to eventually provide all of our end users with collaborative services that would give us the opportunity to work alongside our clients as partners, and to execute in an effective and efficient manner.

•	Mergers and Acquisitions. We closely follow and investigate potentially profitable and strategic acquisitions and combinations within our industry. We continuously seek synergistic partnerships to acquire additional technologies, products, services, operations and/or geographic capabilities that can provide long-term growth. While we currently do not have any specific mergers or acquisition targets, we plan to explore the possibility of completing a few vertical or horizontal acquisitions in the next few years to expand our presence in the industry. There, however, is no assurance at this point we will be able to do so at this point.

Competitive Advantages

We have a number of competitive advantages that will enable us to maintain and further increase our market position in the pipe and fitting manufacture industry. Our competitive strengths include:

•	Solution-oriented products and services. Conventional manufacturers make products based on what prior customers ordered or pre-set prototypes, but we listen to our customers, engage in their projects, offer them engineering solutions and quickly respond to their demands. This differentiates us from other competitors who only supply products. By leveraging the flexibility of our product and providing systematic solutions to our customers, we strive to develop long-lasting partnerships with our clients.

•	Extensive Sales Network. To penetrate local markets and build lasting partnerships with the local water and gas supply companies, we have established a sales network with 27 sales representative posts in major urban hubs in China. To better serve our clientele, we also have worked with dozens of resellers across China. This extensive network ensures our products and services are easily accessible in all of China’s major cities.

•	Integrated Supply Chain. Most of our competitors outsource components from third-parties, and often encounter difficulties achieving the same low defect rate, high gross margin and production efficiency. Because we have the necessary production lines and machinery, we are able to decrease the cost of production by modifying raw steel strip to produce our own components and parts. As a result, we are able to achieve higher margins and ensure superior quality and consistency.

•	Technical and Engineering Capability. We understand that each project is unique, and as a result we cater to our clients’ unique needs on an individual basis. Our technical teams regularly consult and develop solutions that best cater to our clients’ objectives. Our sales team, engineers and construction teams work collaboratively to deliver the best service experience.

•	Rigorous Quality Control Benchmark. We have rigorous quality control mechanisms built into the manufacturing process to ensure that every product we make conforms with industrial quality standards. The following certificates attest to our focus on excellent quality control: ISO 9001:2008, DVGW, ISO14001:2004 and Global Manufacturer Certificate (GMC).

Our Challenges and Risk Factors Summary

The following section outlines the primary challenges and risks inherent to our business model. Before deciding to invest in our Ordinary Shares, we strongly recommend a close reading and consider all of the risks in the section entitled “Risk Factors” beginning on page 13.

•	Risk of changes in the cost of raw materials and energy. Although the price of stainless steel and carbon steel strip has consistently dropped over the past few years while production supply levels remained stable, there is no certainty that the trend will continue in the future. As our manufacturing operations depend heavily on the availability of various raw materials and energy resources, price fluctuation of raw materials and energy could significantly affect our profitability.

•	Risk of intense competition in domestic market. The domestic market for pipe and fitting products is fragmented and highly competitive. Some of our pipe and fitting products compete on the basis of price and are sold in markets with low barriers to entry. New competition in these markets could force us to cut prices even further, resulting in further reduced margins in already low-margin products.

•	Risk related to our significant amount of short-term debt. As of September 30, 2016, we had 30 outstanding short-term loans provided by eight (8) banks, totaling RMB145,385,649 in the aggregate, or approximately $22 million. The amount of our indebtedness could have negative impacts on our ability to withstand adverse economic and industry conditions, and could limit our ability to redeploy our capital to other, more profitable areas. Associated debt service payments may limit the cash available for working capital, capital expenditures, acquisitions, joint ventures and other general corporate purposes.

•	Risk of severe financial hardship or bankruptcy of one or more of our major clients. Our clients’ sales and operations are generally sensitive to overall economic conditions. In particular, clients that operate in the real estate development and hospitality industry can have significant fluctuations in demand due to changes in the overall economy. Weakening of economic conditions, general economic fall-out in the aftermath of general financial difficulties or even bankruptcy filings could adversely affect our business. Additionally, our portfolio’s concentration of clients in specific industries, such as the water supply industry, may adversely impact our business if uncontrollable circumstances simultaneously affect multiple clients within the same industry.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	the ability to include only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure; and

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our Ordinary Shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

Corporate Information

We are a British Virgin Islands (also referred to as “BVI”) company limited by shares. Our current corporate structure is as follows prior to completion of this offering:

ZK International Group Co. Ltd. (“ZKIN”) British Virgin Islands (May 13, 2015)
100%
ZK Pipe Industry Co. Ltd. (“ZK Pipe”) Hong Kong SAR (May 28, 2015)

100%	Offshore
Onshore
Wenzhou Weijia Pipeline Development Co., Ltd. (“Wenzhou Weijia”) People’s Republic of China (June 17, 2015)
99%
Zhejiang Zhengkang Industrial Co. Ltd. (“Zhejiang Zhengkang”) People’s Republic of China (December 4, 2001)
100%
Wenzhou Zhengfeng Industry and Trade Co. Ltd. (“Wenzhou Zhengfeng”) People’s Republic of China (December 24, 1999)

Following completion of our initial public offering, ownership of ZK International will be as follows, assuming completion of the minimum and maximum offerings, respectively. To the extent we complete an offering between the minimum and maximum offerings, the percentage ownership of participants in our initial public offering will between the below amounts:

Minimum Offering	Maximum Offering

Our office and factory are situated on a 19,427 square meter parcel in Wenzhou in Southeastern Zhejiang Province. Our principal executive offices are located at c/o Zhejiang Zhengkang Industrial Co., Ltd., No. 678 Dingxiang Road, Binhai Industrial Park, Economic & Technology Development Zone, Wenzhou, Zhejiang Province, People’s Republic of China 325025. The telephone number of our principal executive offices is +86-0577-8685-2999. Our registered agent in the British Virgin Islands is Overseas Management Company Trust (B.V.I.) Ltd. Our registered office and our registered agent’s office in the British Virgin Islands are both at Wickham Cay 1, Road Town, Tortola, British Virgin Islands. Our registered agent in the United States is Vcorp Agent Services, Inc., with its office located at 25 Robert Pitt Drive, Suite 204 Monsey, NY 10952. We maintain a website at www.chinazhengkang.com, on which we plan to post our key corporate governance documents, including our board committee charters and our code of ethics. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

The Offering

Shares Offered by Us:	Minimum: 1,000,000 Ordinary Shares
Maximum: 1,500,000 Ordinary Shares

Shares Offered by Selling Shareholders:	1,000,000 Ordinary Shares

Shares Outstanding Prior to Completion of Offering:	11,500,000 Ordinary Shares. We have i) decreased par value of our Ordinary Shares from $1 per ordinary share to no par value, ii) effectuated a 180 for 1 forward stock split of every authorized, issued and outstanding Ordinary Shares, and iii) increased our authorized shares from 9,000,000 to 50,000,000 Ordinary Shares post-stock split.

Shares to be Outstanding after Offering:	Minimum: 12,500,000 Ordinary Shares
Maximum: 13,000,000 Ordinary Shares

Assumed Offering Price per Share:	$5.00

Gross Proceeds to Us Before Expenses:	Minimum: $4,650,000
Maximum: $6,985,000

Proposed Nasdaq Capital Market Symbol:	“ZKIN”

Transfer Agent:	VStock Transfer, LLC 18 Lafayette Pace Woodmere, NY 11598

Risk Factors:	Investing in these securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus before deciding to invest in our Ordinary Shares.

Closing of Offering:	The offering contemplated by this prospectus will terminate upon the earlier of: (i) a date mutually acceptable to us and the Underwriter after the minimum offering is sold or (ii) [●], 2017. If we complete this offering, net proceeds will be delivered to us on the closing date (such closing date being the above mutually acceptable date on or before [●], 2017, provided the minimum offering has been sold). We will not complete this offering unless our application to list on the Nasdaq Capital Market is approved. We will not be able to use such proceeds in China, however, until we complete certain remittance procedures in China.

Use of Proceeds:	We plan to devote the net proceeds of this offering on (i) research, development and promotion for our new products; (ii) purchase of new production equipment to increase production; (iii) talent acquisition and training to increase productivity; (iv) expenses in relation to compliance under the Sarbanes-Oxley Act of 2002 (“SOX”); and (v) general working capital.

Dividend Policy:	We have no present plans to declare dividends and plan to retain our earnings to continue to grow our business.

Summary Financial Information

In the table below, we provide you with historical selected financial data for the years ended September 30, 2016 and 2015. This information is derived from our consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For Fiscal Years Ended September 30,
	2016	2015
	US$ (audited)	US$ (audited)
Statement of operation data:
Revenues	36,809,094	34,985,571
Gross profit	11,475,776	10,172,365
Operating expenses	(3,859,755)	(2,566,822)
Income from operations	7,616,021	7,605,543
Other non-operating expenses, net	(1,207,890)	(1,644,745)
Provision for income taxes	(1,105,440)	(952,117)
Net income	5,302,691	5,008,681
Earnings per share, basic and diluted	$0.59	$0.56
Weighted average ordinary shares outstanding	9,000,000	9,000,000

Balance sheet data
Current assets	38,862,534	29,352,729
Total assets	45,550,956	36,701,630
Current liabilities	35,972,034	32,036,574
Total liabilities	35,972,034	32,036,574
Total equity	9,578,922	4,665,056

Risk Factors

Before you decide to purchase our Ordinary Shares, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including our consolidated financial statements and related notes. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our Ordinary Shares could decline, perhaps significantly.

Risks Related to Our Business and Industry

We may incur liability for unpaid taxes, including interest and penalties.

In the normal course of its business, our Company, including in particular Zhejiang Zhengkang and Wenzhou Zhengfeng, may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due. Although Zhejiang Zhengkang is currently entitled to a preferential income tax rate of 15% as we have been certified as a high-tech enterprise by the local agency and our management believe that the we have paid all taxes to date, PRC taxing authorities may take the position that the we owe more taxes than we have paid based on transactions conducted by ZK International or ZK Pipe, which may be deemed a resident enterprise, thereby resulting in taxable liability for Zhejiang Zhengkang. (See “Risk Factors - Under the Enterprise Income Tax Law, we may be classified as a ‘Resident Enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.”).

We recorded a tax liability of $5,163,716 and $3,251,430 for the fiscal years ended September 30, 2016 and 2015, respectively. It is possible that the tax liability of the Company for past taxes may be higher than those amounts. We believe that we have sufficient cash on hand to adequately meet any tax liability for the underpayment of income and business taxes. Additionally, we believe that we may be able to negotiate with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon. We have no guarantee that we will be able to negotiate such a reduction. To the extent we can negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes, interest and penalties in amounts greatly exceeding management’s estimates.

Our industry is very competitive in China.

The domestic market for pipe and fitting products is fragmented and highly competitive. We estimate that there are a few relatively large companies with which we compete against and more than one hundred smaller companies with regional presences. We also face competition from products imported to China or produced by manufacturers that are already globally recognized. The number of these companies varies from time to time. Some of our pipe and fitting products compete on the basis of price and are sold in fragmented markets with low barriers to entry, allowing less expensive domestic producers to gain market share and reduce our margins. To the extent these competitors are able to grow and consolidate, they may be able to take advantage of economies of scale, which could put further pressure on our margins.

A weakening of the Chinese economy (and in particularly in real estate or hospitality sectors) could hurt demand for our products.

Through distributors and wholesalers, most of our products are sold domestically to end users in the real estate or hospitality industries, including those in local municipalities, hotels or residential complexes. As such, we have relied on consumer spending to drive sales in our products. Over the last five years, there are signs that China’s GDP growth rate has slowed. If China’s economy continues to slow, or if customer spending for decreases, demand for our products may be negatively impacted, which would adversely affect sales of our products to infrastructural, real estate or hotel developers and results of our operations.

Our inability to raise additional capital could have material adverse effect on our financial condition and results of operations.

Our production can be improved with additional production units and better infrastructure within the facility. We are raising additional capital through this offering in order for us to purchase additional equipment and build necessary infrastructure within our production facility to meet the demand of our customers. If we cannot raise additional capital and is unable to execute our business expansion plan successfully, our customers may experience substantial delay in receiving our products, which could have a material adverse effect on our business relationship with them and our financial performance.

Our revenue will decrease if the industries in which our customers operate experience a protracted slowdown.

Our products mainly serve as key components in projects and machines operated by our customers which are mostly in the construction industry. Therefore, we are subject to the general changes in economic conditions affecting those industry segments of the economy. If the industry segments in which our customers operate do not grow or if there is a contraction in those industries, demand for our products will decrease. Demand for our products is typically affected by a number of overarching economic factors, including, but not limited to, interest rates, the availability and magnitude of private and governmental investment in infrastructure projects and the health of the overall global economy. If there is a decline in economic activity in China and the other markets in which we operate or a protracted slowdown in industries on which we rely for our sales, demand for our products and our revenue will likewise decrease.

Any decline in the availability, or increase in the cost of raw materials could materially affect our earnings.

Our pipe and fitting manufacturing operations depend heavily on the availability of various raw materials and energy resources. The availability of raw materials and energy resources may decline and their prices may fluctuate greatly. If our suppliers are unable or unwilling to provide us with raw materials on terms favorable to us, we may be unable to produce certain products. This could result in a decrease in profit and damage to our reputation in our industry. In the event our raw material and energy costs increase, we may not be able to pass these higher costs on to our customers in full or at all. Any increase in the prices for raw materials or energy resources could materially increase our costs and therefore lower our earnings.

Outstanding bank loans may reduce our available funds.

We have approximately $26 million in outstanding bank loans and bank acceptance bills as of September 30, 2016. There can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

Weak liquidity may have material adverse effect on our results of operations.

For the years ended September 30, 2016 and 2015, we recorded negative cash flows from our operating activities of $1,201,109 and $2,780,259, respectively, largely due to the increases in accounts receivable from customers. In addition, some of our accounts receivable have carried balance for as many as 3 years. While we are actively collecting the remaining balance of these accounts receivable, we cannot assure you that we will be able to do so. We also cannot assure you that we will not experience another period of negative cash flows from our operating activities in the future. If we continue experiencing an increase in accounts receivable without substantial collection of them, the weak liquidity could have a material adverse effect on our financial performance.”

Reciprocal debt guarantees may reduce our assets if we are required to honor a guarantee made in favor of a third party.

In the past, we have occasionally entered into reciprocal debt guarantees with other local businesses in order to meet funding requirements of lenders, who sometimes require greater assets or income than we have individually, but that could be satisfied if similarly, situated businesses agreed to guarantee each other’s debts. These guarantees are typically time-limited and tend to be two years in length. Although we do not currently have a guarantee obligation, we could be subject to loss in the future if we undertake to guarantee another party’s debt and such third party subsequently defaults in payment.

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

We have a limited operating history, with our oldest subsidiary, Wenzhou Zhengfeng, having been founded in 1999. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving markets such as the growing market for pipe and fitting products in the PRC. Some of these risks and uncertainties relate to our ability to:

•	offer additional pipe and fitting products to attract and retain a larger customer base;
•	attract additional customers and increased spending per customer;
•	increase awareness of our brand and continue to develop customer loyalty;
•	respond to competitive market conditions;

•	respond to changes in our regulatory environment;
•	manage risks associated with intellectual property rights;
•	maintain effective control of our costs and expenses;
•	raise sufficient capital to sustain and expand our business;
•	attract, retain and motivate qualified personnel; and
•	upgrade our technology to support additional research and development of new pipe and fitting products.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

The loss of any of our key customers could reduce our revenues and our profitability.

We consider our major customers in each period to be those customers that accounted for more than 10% of overall revenues in such period. We did not have any such customer during fiscal years ended September 30, 2016 and had only one such customer for during fiscal year ended September 30, 2015 due a large order. It is common practice for us rely on individual orders from such customers without any long-term contracts. Therefore, there can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. As the majority of our revenues are driven by individual orders for construction products, our major customers often change each period based on when a given order is placed. If we cannot maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could have an adverse effect on our business, financial condition and results of operations.

The loss of any of our key vendors could have a materially adverse effect on our results of operations.

We consider  our major vendors in each period to be those vendors that accounted for more than 10% of overall purchases in such period. We have four such vendors during fiscal years ended September 30, 2015, who are Foshan Ruigangda Trading Co., Ltd, Foshan Oufo Metal Materials Co., Ltd., Sichuan Xinan Stainless Steel Co., Ltd. and Foshan Yaohua Stainless Steel Co., Ltd. accounting for approximately 24.2%, 18.9%, 10.5% and 10.3%    of overall purchases respectively. We believe that we can locate replacement vendors readily on the market for prevailing prices and that we would not have significant difficulty replacing a given vendor, any difficulty in replacing such a vendor could adversely affect our company’s performance to the extent it results in higher prices, slower supply chain and ultimately less desirable results of operations.

Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products.

As to the products we manufacture, we must manage our supply chain for raw materials and delivery of our products. Supply chain fragmentation and local protectionism within China further complicates supply chain disruption risks. Local administrative bodies and physical infrastructure built to protect local interests pose transportation challenges for raw material transportation as well as product delivery. In addition, profitability and volume could be negatively impacted by limitations inherent within the supply chain, including competitive, governmental, legal, natural disasters, and other events that could impact both supply and price. Any of these occurrences could cause significant disruptions to our supply chain, manufacturing capability and distribution system that could adversely impact our ability to produce and deliver products.

We may be subject to violations under Article 10 of PRC Negotiable Instrument Law.

We have issued various Bank Acceptance Bills and Letter of Credit in the amount of RMB 26,000,000 (or approximately US $3.90 million) to increase deposit-to-loan ratio of the Company. While the issuance of such negotiable instruments violated the Article 10 of PRC Negotiable Instrument Law, which states “the issue, acquisition and transfer of an instrument shall follow the principle of good faith and reflect the true relationship of transaction and between the creditor and the debtor”, it is our PRC counsel’s opinion that such violation is a common practice in China and is not subject to administrative penalties stated in Article 103 of PRC Negotiable Instrument Law, nor it is an act of fraud as defined by Article 102 of PRC Negotiable Instrument Law and Article 194 of Criminal Law. In addition, our PRC counsel believes that the Company, along with its officers, directors or any affiliated party, will not be subject to any administrative penalty or criminal sanction. However, if our Company or our officers and directors are penalized for the violation, such penalty, whether financially or not, could have a materially adverse effect on our results of operation.

Our patent rights are limited in China.

We rely on many patented products to establish our market share for stainless pipe products. Our patent rights are granted by the State Intellectual Property Office of the PRC. While we have sold our products outside of the PRC and plan to continue expanding the export of our products overseas, we have not been granted any patent in countries outside of the PRC. As of the date hereof, most of our products are sold within the PRC. However, in the event that we begin to generate substantial revenue from sales abroad and if we cannot successfully protect our intellectual properties outside of the PRC, we may not be able to execute our business plan, which could have a material adverse effect on our financial performance.

Rapid expansion could significantly strain our resources, management and operational infrastructure, which could impair our ability to meet increased demand for our products and hurt our business results.

To accommodate our anticipated growth, we will need to expend capital resources and dedicate personnel to implement and upgrade our accounting, operational and internal management systems and enhance our record keeping and contract tracking system. Such measures will require us to dedicate additional financial resources and personnel to optimize our operational infrastructure and to recruit more personnel to train and manage our growing employee base. If we cannot successfully implement these measures efficiently and cost-effectively, we will be unable to satisfy the demand for our products, which will impair our revenue growth and hurt our overall financial performance.

We must manage growth in operations to maximize our potential growth and achieve our expected revenues and any failure to manage growth will cause a disruption of our operations and impair our ability to generate revenue.

In order to maximize potential growth in our current and potential markets, we believe that we must expand the scope of our pipe and fitting manufacturing and production facilities and capabilities and continue to develop new and improved valves. This expansion will place a significant strain on our management and our operational, accounting, and information systems. We expect that we will need to continue to improve our financial controls, operating procedures and management information systems. We will also need to effectively train, motivate and manage our employees. Our failure to manage our growth could disrupt our operations and ultimately prevent us from generating the revenues we expect.

We cannot assure you that our internal growth strategy will be successful, which may result in a negative impact on our growth, financial condition, results of operations and cash flow.

One of our strategies is to grow internally through increasing the development of new products and improve the quality of existing products. However, many obstacles to this expansion exist, including, but not limited to, increased competition from similar businesses, our ability to improve our products and product mix to realize the benefits of our research and development efforts, international trade and tariff barriers, unexpected costs, costs associated with marketing efforts abroad and maintaining attractive foreign exchange rates. We cannot, therefore, assure you that we will be able to successfully overcome such obstacles and establish our services in any additional markets. Our inability to implement this internal growth strategy successfully may have a negative impact on our growth, future financial condition, results of operations or cash flows.

We cannot assure you that our acquisition growth strategy will be successful, resulting in our failure to meet growth and revenue expectations.

In addition to our internal growth strategy, we plan to explore the possibility of growing through strategic acquisitions. We may pursue opportunities to acquire businesses in the PRC that are complementary or related in products and business structure to us. We do not presently have any commitments, agreements or understandings to acquire any businesses or assets of such businesses. We may not be able to locate suitable acquisition candidates at prices that we consider appropriate or to finance acquisitions on terms that are satisfactory to us. If we do identify an appropriate acquisition candidate, we may not be able to negotiate successfully the terms of an acquisition, or, if the acquisition occurs, integrate the acquired business into our existing business. Acquisitions of businesses or other material operations may require debt financing or additional equity financing, resulting in leverage or dilution of ownership. Integration of acquired business operations could disrupt our business by diverting management away from day-to-day operations. The difficulties of integration may be increased by the necessity of coordinating geographically dispersed organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures.

We also may not be able to retain key employees or customers of an acquired business or realize cost efficiencies or synergies or other benefits we anticipated when selecting our acquisition candidates. In addition, we may need to record write-downs from future impairments of intangible assets, which could reduce our future reported earnings. At times, acquisition candidates may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition. In addition to the above, acquisitions in the PRC, including state owned businesses, will be required to comply with the laws of the PRC, to the extent applicable. There can be no assurance that any given proposed acquisition will be able to comply with PRC requirements, rules and/or regulations, or that we will successfully obtain governmental approvals that are necessary to consummate such acquisitions, to the extent required. If our acquisition strategy is unsuccessful, we will not grow our operations and revenues at the rate that we anticipate.

Failure to manage our growth could strain our management, operational and other resources, which could materially and adversely affect our business and prospects.

Our growth strategy includes building our brand, increasing market penetration of our existing products, developing new products, increasing our targeting of the pharmaceutical market in China, and increasing our exports. Pursuing these strategies has resulted in, and will continue to result in substantial demands on management resources. In particular, the management of our growth will require, among other things:

•	continued enhancement of our research and development capabilities;
•	information technology system enhancement;
•	stringent cost controls and sufficient liquidity;
•	strengthening of financial and management controls and information technology systems; and
•	increased marketing, sales and support activities; and hiring and training of new personnel.

If we are not able to manage our growth successfully, our business and prospects would be materially and adversely affected.

Our bank accounts are not insured or protected against loss.

We maintain our cash with various banks and trust companies located in the PRC. Our cash accounts are not insured or otherwise protected. While China is currently considering implementation of banking insurance policies, it has not yet done so. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash on deposit with that particular bank or trust company.

We are substantially dependent upon our senior management and key research and development personnel.

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new products and the enhancement of our existing products and technologies. In particular, we rely substantially on our Chief Executive Officer and Interim Chief Financial Offcier Jiancong Huang, to manage our operations.

While we provide the legally required personal insurance for the benefit of our employees, we do not maintain key man life insurance on any of our senior management or key personnel including our Chief Executive Officer and Chairman of the Board, Mr. Jiancong Huang. The loss of any one of them would have a material adverse effect on our business and operations. Competition for senior management and our other key personnel is intense and the pool of suitable candidates is limited. We may be unable to locate a suitable replacement for any senior management or key personnel that we lose. In addition, if any member of our senior management or key personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our company. Although each of our senior management and key personnel has signed a confidentiality and non-competition agreement in connection with his employment with us, we cannot assure you that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management or key personnel.

We compete for qualified personnel with other hardware manufacturing companies and related technology research institutions. Intense competition for these personnel could cause our compensation costs to increase, which could have a material adverse effect on our results of operations. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may not be able to meet our business and financial goals.

We are heavily dependent upon the services of experienced personnel who possess skills that are valuable in our industry, and we may have to actively compete for their services.

We are heavily dependent upon our ability to attract, retain and motivate skilled personnel to serve our customers. Many of our personnel possess skills that would be valuable to all companies engaged in our industry. Consequently, we expect that we will have to actively compete for these employees. Some of our competitors may be able to pay our employees more than we are able to pay to retain them. Our ability to profitably operate is substantially dependent upon our ability to locate, hire, train and retain our personnel. There can be no assurance that we will be able to retain our current personnel, or that we will be able to attract and assimilate other personnel in the future. If we are unable to effectively obtain and maintain skilled personnel, the development and quality of our services could be materially impaired. See “Our Business – Employees.”

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We rely on a combination of patent, copyright, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We own various patents in China covering our pipe and fitting production technology.

The process of seeking patent protection can be lengthy and expensive, our patent applications may fail to result in patents being issued, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.

We also rely on trade secret rights to protect our business through non-disclosure provisions in employment agreements with employees. If our employees breach their non-disclosure obligations, we may not have adequate remedies in China, and our trade secrets may become known to our competitors.

Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. If we sell our branded products internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our branded products in either China or other countries, including the United States and other countries in Asia. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

•	pay damage awards;
•	seek licenses from third parties;
•	pay ongoing royalties;
•	redesign our branded products; or
•	be restricted by injunctions,

each of which could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our branded products, which could have a material adverse effect on our financial condition and results of operations.

Risks Related to Doing Business in China

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company, our business and this offering. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our company and business operations will be severely hampered and your investment in our stock could be rendered worthless.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

Labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, which became effective on January 1, 2008, which was further amended on December 28, 2012 (effective July 1, 2013). The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations. The Labor Contract Law also mandates that employers provide social welfare packages to all employees, increasing our labor costs. To the extent competitors from outside China are not affected by such requirements, we could be at a comparative disadvantage.

Imposition of trade barriers and taxes may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability.

We may experience barriers to conducting business and trade in our targeted emerging markets in the form of delayed customs clearances, customs duties and tariffs. In addition, we may be subject to repatriation taxes levied upon the exchange of income from local currency into foreign currency, substantial taxes on profits, revenues, assets and payroll, as well as value-added tax. The markets in which we plan to operate may impose onerous and unpredictable duties, tariffs and taxes on our business and products, and there can be no assurance that this will not reduce the level of sales that we achieve in such markets, which would reduce our revenues and profits.

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

China passed an Enterprise Income Tax Law (the “EIT Law”) and implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation of China issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and stockholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management are often resident in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC stockholders. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise controlled, but not necessarily owned, by a Chinese natural person. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income, so this would minimal effect on us; however, if we develop non-China source income in the future, we could be adversely affected. Second, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income.” Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC stockholders and with respect to gains derived by our non-PRC stockholders from transferring our shares.

If we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both the U.S. and China, and our PRC tax may not be creditable against our U.S. tax.

Since our operations and assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers.

Our operations and assets are located in the PRC. In addition, most of our executive officers and directors are non-residents of the U.S., and substantially all the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons. See “Enforceability of Civil Liabilities.”

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

In connection with this offering, we will become subject to the U.S. Foreign Corrupt Practices Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of our company, because these parties are not always subject to our control. We are in process of implementing an anticorruption program, which prohibits the offering or giving of anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or retaining business. The anticorruption program also requires that clauses mandating compliance with our policy be included in all contracts with foreign sales agents, sales consultants and distributors and that they certify their compliance with our policy annually. It further requires that all hospitality involving promotion of sales to foreign governments and government-owned or controlled entities be in accordance with specified guidelines. In the meantime, we believe to date we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law.

However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct all of our business through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries.

Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are FIEs, to finance their activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE. On August 29, 2008, SAFE promulgated Circular 142 (later supplemented by Circular 88, which was issued on July 18, 2011 and effective starting August 1, 2011), a notice regulating the conversion by a foreign-invested company of foreign currency into RMB by restricting how the converted RMB may be used. The notice requires that RMB converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless such investments are otherwise provided for in the business scope. The foreign currency-denominated capital shall be verified by an accounting firm before converting into RMB. In addition, SAFE strengthened its oversight over the flow and use of RMB funds converted from the foreign currency-denominated capital of a foreign-invested company. To convert such capital into RMB, the foreign-invested company must report the use of such RMB to the bank, and the RMB must be used to the reported purposes. According to Circular 142, change of the use of such RMB without approval is prohibited. In addition, such RMB may not be used to repay RMB loans if the proceeds of such loans have not yet been used. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Rules.

Furthermore, SAFE promulgated Circular 59 on November 19, 2010, requiring the governmental authority to closely examine the authenticity of settlement of net proceeds from offshore offerings. In particular, it is specifically required that any net proceeds settled from offshore offerings shall be applied in the manner described in the offering documents.

On May 10, 2013, SAFE released Circular 21, which came into effect on May 13, 2013. According to Circular 21, SAFE has simplified the foreign exchange administration procedures with respect to the registration, account openings and conversions, settlements of FDI-related foreign exchange, as well as fund remittances.

Circular 142, Circular 59 and Circular 21 may significantly limit our ability to convert, transfer and use the net proceeds from this offering and any offering of additional equity securities in China, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce of China, or MOFCOM, or its local counterpart. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals, we will not be able to use the proceeds of this offering and capitalize our PRC operations, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive (loss)/income.” For the years ended September 30, 2016 and 2015, we had adjustment loss of $403,865 and $142,842, respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to penalties and limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise adversely affect us.

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing such offshore company with assets or equity interests in an onshore enterprise located in the PRC, or an offshore special purpose company. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore special purpose company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore special purpose company. Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore special purpose companies that have made onshore investments in the PRC in the past are required to have completed the relevant registration procedures with the local SAFE branch by March 31, 2006.

To further clarify the implementation of Circular 75, the SAFE issued Circular 19 on May 20, 2011. Under Circular 19, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders or beneficial owners who are PRC residents in a timely manner. However, on May 11, 2013, Circular 19 was annulled by Circular 21, issued by the SAFE. Circular 21 has not yet given clear guidance as to how to complete the relevant registration procedures with the local SAFE branch.

Risks Related to Our Corporate Structure and Operation

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

Upon completion of this offering, we will become a public company in the United States. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Ordinary Shares could decline.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this offering, we will be a publicly listed company in the United States. As a publicly listed company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

An insufficient amount of insurance could expose us to significant costs and business disruption.

While we have purchased insurance to cover our certain assets and property of our business, the amounts and scope of coverage could leave our business inadequately protected from loss. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected.

Risks Related to Our Initial Public Offering and Ownership of Our Ordinary Shares

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our Ordinary Shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail our company of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Our officers/directors have entered into an agreement to vote in concert, which provides control over majority of our Ordinary Shares and increases our influence on shareholder decisions.

ZK International was incorporated on May 13, 2015 under the laws BVI, with 100% of the founding shares held by Kai Chun Cheng. On the same date, Jiancong Huang, Mingjie Wang, Guolin Wang, Jiandi Wang and Yangming Wang entered into an agreement to vote in concert in ZK International with Mr. Huang appointed as proxy effective completion of transfer of the ordinary shares held by Mr. Cheng. On July 29, 2015, Mr. Cheng entered into equity interest transfer agreements with and transferred to these individuals 45%, 20%, 20%, 10% and 5%, respectively, of ZK International’s equity interest on October 12, 2015. All of these individuals are officers or directors of ZK International and/or our operating entity Zhejiang Zhengkang. Assuming the sale of the maximum offering, our officers and/or directors will, in the aggregate, beneficially own approximately 69.23% of our outstanding shares. Assuming the sale of the minimum offering, our officers and/or directors will, in the aggregate, beneficially own approximately 72% of our outstanding Ordinary Shares. As a result, our officers and directors will possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering. See “Principal Shareholders.”

As a “controlled company” under the rules of the Nasdaq Capital Market, we may exempt our company from certain corporate governance requirements that could adversely affect our public shareholders.

Because of the voting in concert agreement described elsewhere in this prospectus, we believe following this offering, our principal shareholders will continue collectively owning a majority of the voting power of our outstanding Ordinary Shares. Under Rule 5615(b)(1) of the Nasdaq Listing Requirement, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the "controlled company" exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors upon closing of the offering. Accordingly, while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares may decline.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with our 2017 annual report on Form 20-F to be filed in 2018, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of this offering. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

In order to raise sufficient funds to continue operations, we may have to issue additional securities that may result in substantial dilution to our shareholders.

Prior to the completion of this offering, we sold an aggregate of 2,500,000 Ordinary Shares, including the Resale Shares, for an aggregate purchase price of $1,300,000 through private placements. If we raise additional funds through the sale of equity or convertible debt, our current stockholders’ percentage ownership will be reduced. In addition, the Resale Shares may be sold to the market upon effectiveness of this prospectus. These transactions may dilute the value of our Ordinary Shares outstanding.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our Ordinary Shares will be determined through negotiations between the Underwriter and us and may vary from the market price of our Ordinary Shares following our initial public offering. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenue and other operating results;
•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
•	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
•	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
•	lawsuits threatened or filed against us; and
•	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our initial public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

There may not be an active, liquid trading market for our Ordinary Shares.

Prior to this offering, there has been no public market for our Ordinary Shares. An active trading market for our Ordinary Shares may not develop or be sustained following this offering. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The initial public offering price was determined by negotiations between us and the Underwriter based upon a number of factors. The initial public offering price may not be indicative of prices that will prevail in the trading market.

Investors risk loss of use of funds allocated for purchases, with no right of return, during the offering period.

We cannot assure you that all or any shares will be sold. Boustead Securities, LLC, our Underwriter, is offering our shares on a “best efforts, minimum-maximum basis.” We have no firm commitment from anyone to purchase all or any of the shares offered. If offers to purchase a minimum of [●] shares are not received on or before [●], 2017, escrow provisions require that all funds received be promptly refunded. If refunded, investors will receive no interest on their funds. During the offering period, investors will not have any use or right to return of the funds.

We will incur increased costs as a result of being a public company.

As a public company, we will incur legal, accounting and other expenses that we did not incur as a private company. For example, we must now engage U.S. securities law counsel and U.S. GAAP auditors that we did not require prior to this offering, and we will have annual payments for listing on a stock exchange if we are so listed. In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. While it is impossible to determine the amounts of such expenses in advance, we expect that we will incur expenses of between $500,000 and $1 million per year that we did not experience prior to commencement of this offering.

We plan to have a classified board structure, which may prevent a change in our control.

We plan to divided our board of directors into three classes of directors, with the current terms of the directors to expire in 2018, 2019 and 2020. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year the shareholders elect one class of directors. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders. See “Management – Board of Directors and Board Committees.”

Shares eligible for future sale may adversely affect the market price of our Ordinary Shares, as the future sale of a substantial amount of outstanding Ordinary Shares in the public marketplace could reduce the price of our Ordinary Shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. An aggregate of 9,000,000 shares will be outstanding immediately before the consummation of this offering and [●] shares will be outstanding immediately after this offering, if the maximum offering is raised. All of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See “Shares Eligible for Future Sale.”

You will experience immediate and substantial dilution.

The initial public offering price of our shares is substantially higher than the pro forma net tangible book value per share of our Ordinary Shares. Assuming the completion of the minimum offering, if you purchase shares in this offering, you will incur immediate dilution of approximately $[●] or approximately [●]% in the pro forma net tangible book value per share from the price per share that you pay for the shares. Assuming the completion of the maximum offering, if you purchase shares in this offering, you will incur immediate dilution of approximately $[●] or approximately [●]% in the pro forma net tangible book value per share from the price per share that you pay for the Ordinary Shares. Accordingly, if you purchase shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution.”

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

Under the law of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Business Companies Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, our amended and restated memorandum and articles of association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the articles and memorandum.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

Use of Proceeds

After deducting the estimated placement discount and offering expenses payable by us, we expect to receive net proceeds of approximately $[●] from this offering if the minimum offering is sold and approximately $[●] if the maximum offering is sold. The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business. The procedure to remit funds may take several months after completion of this offering, and we will be unable to use the funds in China until remittance is completed. See “Risk Factors – PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

We intend to use the net proceeds of this offering as follows after we complete the remittance process, and we have ordered the specific uses of proceeds in order of priority. We do not expect that our priorities for fund allocation would change if the amount we raise in this offering exceeds the size of the minimum offering but is less than the maximum offering. We expect to devote any funds raised over the minimum offering amount to our working capital needs, including devoting further resources to the below uses of proceeds.

Description of Use	Estimated Amount of Net Proceeds (Minimum Offering)		Estimated Amount of Net Proceeds (Maximum Offering)
Product R&D and promotion	$	[●]	$	[●]
New production equipment purchase		[●]		[●]
Talent acquisition and training		[●]		[●]
SOX compliance expenses		[●]		[●]
Working capital		[●]		[●]
Total	$	[●]	$	[●]

Pending use of the net proceeds, we intend to invest our net proceeds in short-term, interest bearing, investment-grade obligations. We cannot predict whether the proceeds invested will yield a favorable return. Our management will have broad discretion in the application of the net proceeds we receive from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds. These investments may have a material adverse effect on the U.S. federal income tax consequences of an investment in our Ordinary Shares. It is possible that we may become a passive foreign investment company for U.S. federal income taxpayers, which could result in negative tax consequences to you. These consequences are discussed in more detail in “Taxation.”

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our wholly foreign-owned subsidiary in China only through loans or capital contributions and to our consolidated variable interest entity only through loans, subject to the filings with government authorities and limit on the amount of capital contributions and loans. Subject to completion of applicable government filing and registration requirements, we may extend inter-company loans to our wholly foreign-owned subsidiary in China or make additional capital contributions to our wholly-foreign-owned subsidiary to fund its capital expenditures or working capital. If we provide funding to our wholly foreign-owned subsidiary through loans, the total amount of such loans may not exceed the difference between the entity’s total investment as approved by the foreign investment authorities and its registered capital. Such loans must be registered with SAFE or its local branches, which usually takes up to 20 working days to complete. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all.

Dividend Policy

We have never declared or paid any cash dividends on our Ordinary Shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant.

Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries. Current PRC regulations permit our PRC subsidiaries to pay dividends to ZK Pipe only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Our subsidiaries in China are required to set aside statutory reserves and have done so.

In addition, pursuant to the EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries are subject to withholding tax at a rate of 10% unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations in China may be used to pay dividends to our company.

Exchange Rate Information

Our financial information is presented in U.S. dollars. Our functional currency is Renminbi (“RMB”), the currency of the PRC. Transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than the RMB are included in statements of operations as foreign currency transaction gains or losses. Our financial statements have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”, which was subsequently codified within ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity. The relevant exchange rates are listed below:

	For the Fiscal Years Ended September 30
	2016	2015
Period Ended RMB: USD exchange rate	6.6711	6.3668
Period Average RMB : USD exchange rate	6.5333	6.1746

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. We do not currently engage in currency hedging transactions.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. (www.oanda.com).

	Midpoint of Bid and Ask Prices for RMB per U.S. Dollar
Period	Period-End	Average
2011	6.3540	6.4633
2012	6.3090	6.3115
2013	6.1090	6.1938
2014	6.1484	6.1458
2015	6.4917	6.2288
January	6.1732	6.1390
February	6.1646	6.1509
March	6.1197	6.1429
April	6.0993	6.1075
May	6.1065	6.1015
June	6.1076	6.1109
July	6.2098	6.1136
August	6.3771	6.3333
September	6.3568	6.3685
October	6.3185	6.3503
November	6.3982	6.3703
December	6.4917	6.4509
2016	6.5665	6.5272
January	6.6058	6.5678
February	6.5543	6.5497
March	6.4889	6.5071
April	6.4738	6.4783
May	6.5825	6.5287
June	6.5665	6.5718
July	6.6431	6.6763
August	6.6788	6.6492
September	6.6702	6.6748
October	6.7740	6.7238
November	6.8872	6.8394
December	6.9448	6.9311

As of December 31, 2016, the exchange rate was RMB 6.9448 to $1.00. Until July 2015 and over the past several years, the Renminbi moved from a period of being tightly linked to the U.S. dollar to a period of revaluation and strengthening against the dollar. Since July 2015, however, the Renminbi has experienced a period of significant weakening against the U.S. dollar.

Capitalization

The following table sets forth our capitalization as of September 30, 2016 on a pro forma as adjusted basis giving effect to the sale of the minimum and maximum offering at an assumed public offering price of $5.00 per share and to reflect the application of the proceeds after deducting the estimated placement fees. You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Share Capital.”

Minimum Offering (1,000,000 Ordinary Shares)

U.S. Dollars

	As of September 30, 2016
	Actual	Pro forma (1)

Cash and cash equivalent	$123,649	$4,898,649

Long-term debt, including current portion	$25,690,880	$25,690,880

Shareholders' equity:
Ordinary shares	-	-
Additional paid-in capital (2)	2,800,777	7,575,777
Statutory surplus reserve	579,994	579,994
Retained earnings	5,697,984	5,697,984
Accumulated other comprehensive income	411,239	411,239
Noncontrolling interest	88,928	88,928
Total shareholders' equity	9,578,922	14,353,922

Total capitalization	$35,269,802	$40,044,802

(1)	Gives effect to: (i) the Recapitalization effectuated as of March 20, 2017, pursuant to which there are 11,500,000 Ordinary Shares issued and outstanding prior to the completion of this offering, and (ii) the sale of the minimum offering at an assumed public offering price of $5.00 per share and reflects the application of the proceeds after deducting the estimated underwriting commission (7%) and our estimated offering expenses.

(2)	Pro forma adjusted for IPO additional paid-in capital reflects the net proceeds we expect to receive, after deducting underwriting discount, underwriter expense allowance and approximately $350,000 in other expenses. In a minimum offering, we expect to receive net proceeds of approximately $4,775,000 ($5,000,000 offering, $350,000 from full exercise of underwriter warrants, less non-accountable expense allowance of $225,000 and offering expenses of $350,000).

Maximum Offering (1,500,000 Ordinary Shares)

U.S. Dollars

	As of September 30, 2016
	Actual	Pro forma

Cash and cash equivalent	$123,649	$7,398,649

Long-term debt, including current portion	$25,690,880	$25,690,880

Shareholders' equity:
Ordinary shares	-	-
Additional paid-in capital	2,800,777	10,075,777
Statutory surplus reserve	579,994	579,994
Retained earnings	5,697,984	5,697,984
Accumulated other comprehensive income	411,239	411,239
Noncontrolling interest	88,928	88,928
Total shareholders' equity	9,578,922	16,853,922

Total capitalization	$35,269,802	$42,544,802

(1)	Gives effect to: (i) the Recapitalization effectuated as of March 20, 2017, pursuant to which there are 11,500,000 Ordinary Shares issued and outstanding prior to the completion of this offering, and (ii) the sale of the minimum offering at an assumed public offering price of $5.00 per share and reflects the application of the proceeds after deducting the estimated underwriting commission (7%) and our estimated offering expenses.

(2)	Pro forma adjusted for IPO additional paid-in capital reflects the net proceeds we expect to receive, after deducting underwriting discount, underwriter expense allowance and approximately $525,000 in other expenses. In a minimum offering, we expect to receive net proceeds of approximately $7,275,000 ($7,500,000 offering, $525,000 from full exercise of underwriter warrants, less non-accountable expense allowance of $225,000 and offering expenses of $525,000).

Dilution

If you invest in our Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Ordinary Share and the pro forma net tangible book value per Ordinary Share after the offering. Dilution results from the fact that the per Ordinary Share offering price is substantially in excess of the book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares. Our net tangible book value attributable to shareholders at September 30, 2016 was $9,578,922 or approximately $1.06 per Ordinary Share. Net tangible book value per Ordinary Share as of September 30, 2016 represents the amount of total assets less intangible assets and total liabilities, divided by the number of Ordinary Shares outstanding.

If the minimum offering is sold, we will have 12,500,000 Ordinary Shares outstanding upon completion of the offering. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after September 30, 2016, will be approximately $4,775,999 or $1.45 per Ordinary Share. This would result in dilution to investors in this offering of approximately $3.55 per Ordinary Share or approximately 71% from the assumed offering price of $5.00 per Ordinary Share. Net tangible book value per Ordinary Share would increase to the benefit of present shareholders by $0.38 per share attributable to the purchase of the Ordinary Shares by investors in this offering.

If the maximum offering is sold, we will have 13,000,000 Ordinary Shares outstanding upon completion of the offering. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after September 30, 2016, will be approximately $7,275,000 or $1.62 per Ordinary Share. This would result in dilution to investors in this offering of approximately $3.38 per Ordinary Share or approximately 68% from the assumed offering price of $5.00 per Ordinary Share. Net tangible book value per Ordinary Share would increase to the benefit of present shareholders by $0.56 per share attributable to the purchase of the Ordinary Shares by investors in this offering.

The following table sets forth the estimated net tangible book value per Ordinary Share after the offering and the dilution to persons purchasing Ordinary Shares based on the foregoing minimum and maximum offering assumptions.

	Minimum Offering (1)	Maximum Offering (2)
Assumed offering price per Ordinary Share	$5.00	$5.00
Net tangible book value per Ordinary Share as of September 30, 2016	$1.06	$1.06
Increase in net tangible book value per share after this offering	$0.38	$0.56
Net tangible book value per Ordinary Share after the offering	$1.45	$1.62
Dilution per Ordinary Share to new investors	$3.55	$3.38

(1)	Assumes gross proceeds from offering of 1,000,000 Ordinary Shares.
(2)	Assumes gross proceeds from offering of 1,500,000 Ordinary Shares.

Post-Offering Ownership

The following chart illustrates our pro forma proportionate ownership, upon completion of the offering under alternative minimum and maximum offering assumptions, by present shareholders and investors in this offering, compared to the relative amounts paid by each. The charts reflect payment by present shareholders as of the date the consideration was received and by investors in this offering at the offering price without deduction of commissions or expenses. The charts further assume no changes in net tangible book value other than those resulting from the offering.

	Shares Purchased		Total Consideration				Average Price
	Amount	Percent	Amount		Percent		Per Share
MINIMUM OFFERING
Existing shareholders	11,500,000	92%	$	[●]	[●]	%	$	[●]
New investors	1,000,000	8%	$	[●]	[●]	%	$	[●]
Total	12,500,000	100%	$	[●]	100.0%		$	[●]

	Shares Purchased		Total Consideration				Average Price
	Amount	Percent	Amount		Percent		Per Share
MAXIMUM OFFERING
Existing shareholders	11,500,000	88.46%	$	[●]	[●]	%	$	[●]
New investors	1,500,000	11.54%	$	[●]	[●]	%	$	[●]
Total	13,000,000	100.0%	$	[●]	100.0%		$	[●]

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” All amounts included herein with respect to the fiscal years ended September 30, 2016 and 2015 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The audited consolidated financial statements for the fiscal years ended September 30, 2016 and 2015 have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

Overview

Incorporated on May 13, 2015, under the laws of the British Virgin Islands (“BVI”), we primarily conduct our business through our subsidiary Zhejiang Zhengkang. Our core business focuses on providing systematic solutions to construction projects that require sophisticated piping systems. Leveraging our experience in the industry, we offer urban planners and real estate developers sophisticated pipe and fitting products and engineering expertise, enabling them to bring communities reliable and durable gas and water transmission systems. Our products are primarily sold in China, but are also exported and distributed in Europe and Southeast Asia. We have received numerous awards and recognitions domestically and internationally. Located within the Wenzhou Binhai Industrial Park, a national economic development zone, our facility occupies approximately five acres, consisting of business offices, manufacturing plants, a research and development center and storage facilities.

We specialize in designing and producing pipes and fittings such as double-press thin-walled stainless steel tubes and fittings, carbon steel tubes and fittings and single-press tubes and fittings. Focused on the innovation and expansion of our product to meet the specific needs of our clients, we believe that we are a leading manufacturer and engineer of high-performance stainless steel pipes. Our products offer a comprehensive suite of superior solutions for use in the construction and infrastructure industries. Our innovative products are used in a broad range of applications, including water and gas transmission within urban infrastructural development, residential housing development, food and beverage production, oil and gas exploitation, and agricultural irrigation. Since Zhejiang Zhengkang’s founding in 2001, we have developed an array of patented pipe and fitting products that have been marketed and distributed both domestically and internationally.

We promote our brand through our sales staff, distributors, trade shows, trade fairs, forums, direct communications with potential customers, business networks, and the internet. In addition, we tailor our products to the needs of our clients and provide our clients with competitive pricing to establish long-term business relationships. We take pride in the cutting-edge technology and superb quality of our products, which have received recognitions such as the ISO9001 Quality Management System Certification, ISO14001 Environmental Management System Certification, and National Industrial Stainless Steel Production License, among other awards and honors. Our products have been used in well-known facilities such as Olympic stadiums, multinational hotel chains, and mega-sized apartment complexes.

Over the past few years, we have seen significant growth of our revenue and market share. In summary, we generated a revenue and net income of $36,809,094 and $5,302,691, respectively, for the year ended September 30, 2016, an increase of 5.21% and 5.33% respectively, compared to the fiscal year ended September 30, 2015, during which we generated $34,985,571 and $5,008,681.

Results of Operations

Comparison of Fiscal Year Ended September 30, 2016 and 2015

The following table presents an overview of our results of operations for the years ended September 30, 2016 and 2015:

(Amounts expressed in U.S. dollars)

	Year Ended Sept 30
	2016	2015
Revenues	$36,809,094	$34,985,571
Cost of revenues	(25,333,318)	(24,813,206)
Gross profit	11,475,776	10,172,365

Operating expenses:
Selling and marketing expenses	957,990	591,344
General and administrative expenses	1,599,743	1,046,652
Research and development expenses	1,302,022	928,826
Total operating expenses	3,859,755	2,566,822

Income from operations	7,616,021	7,605,543

Other income (expenses):
Interest expense	(1,417,745)	(1,912,866)
Interest income	51,058	132,747
Other income, net	158,797	135,374
Total other expenses	(1,207,890)	(1,644,745)

Income before income taxes	6,408,131	5,960,798
Income tax expense	(1,105,440)	(952,117)

Net income	5,302,691	5,008,681

Revenue

We generated $36,809,094 in revenue for the fiscal year ended September 30, 2016, as compared to $34,985,571 for the fiscal year ended September 30, 2015. The increase in revenue is primarily due to our customers getting more government projects to replace the underground pipes and to improve local sewer systems.

Cost of Revenues

Total cost of revenue was $25,333,318 for the fiscal year ended September 30, 2016, compared to $24,813,206 for the fiscal year ended September 30, 2015. Total cost of revenue as a percentage of revenue decreased by 2.10% to 68.82% for the fiscal year ended September 30, 2016 compared to 70.92% for the fiscal year ended September 30, 2015. The decrease is primarily due to the improvement of our manufacturing technique which lowered our defect rate and thus decreased the cost of the production.

Selling and Marketing Expenses

We incurred $957,990 in selling and marketing expenses for the fiscal year ended September 30, 2016, compared to $591,344 for the fiscal year ended September 30, 2015. Selling and marketing expenses increased by $366,646, or 62%, during the fiscal year ended September 30, 2016 compared to the fiscal year ended September 30, 2015. This increase was primarily due to increases in advertisement expenses and compensation for the additional sales personnel we hired during the year.

General and Administrative expenses

We incurred $1,599,743 in general and administrative expenses for the fiscal year ended September 30, 2016, compared to $1,046,652 for the fiscal year ended September 30, 2015. General and administrative expenses increased by $553,091, or 52.84%, for the fiscal year ended September 30, 2016 compared to the fiscal year ended September 30, 2015. The increase was primarily due to the increase in administrative expenses relating to the increase in sales volume, plus increased auditing and consulting fees related to the IPO.

Research and Development Expenses

We incurred $1,302,022 in research and development expenses for the fiscal year ended September 30, 2016, compared to $928,826 for the fiscal year ended September 30, 2015. R&D expenses increased by $373,196, or 40.18%, for the fiscal year ended September 30, 2016 compared to the fiscal year ended September 30, 2015. The increase was primarily due to the hiring of additional R&D staff and the expenses relating to the materials and equipment we use to conduct our research for our new products.

Income from operations

As a result of the factors described above, operating income was $7,616,021 for the fiscal year ended September 30, 2016, compared to operating income of $7,605,543 for the fiscal year ended September 30, 2015, an increase of operating income of $10,478, or approximately 0.14%.

Other expenses

Our interest income and expenses were $51,058 and $1,417,745, respectively, for the fiscal year ended September 30, 2016, compared to interest income and expenses of $132,747 and $1,912,866, respectively, for the fiscal year ended September 30, 2015. We also had other income of $158,797 for the fiscal year ended September 30, 2016 compared to other income of $135,374 for the fiscal year ended September 30, 2015.

Income Tax

We incurred income tax expense of $1,105,440 for the fiscal year ended September 30, 2016, compared to $952,117 for the fiscal year ended September 30, 2015. The increase is primary attributable to the increase of total income for fiscal year ended September 30, 2016.

Net Income

As a result of the factors described above, our net income for the fiscal year ended September 30, 2016 was $5,302,691, compared to net profit of $5,008,681 for the fiscal year ended September 30, 2015, an increase in profit of $294,070.

Foreign currency translation

Our consolidated financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiaries is RMB. Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the financial statements denominated in RMB into U.S. dollars are included in determining comprehensive income. Our foreign currency translation loss for the fiscal year ended September 30, 2016 was $403,865, compared to a foreign currency loss of $142,842 for the fiscal year ended September 30, 2015, an increase of $261,023. The increase is primarily due to the appreciation of RMB against the U.S. dollars.

Liquidity and Capital Resources

As of September 30, 2016 and 2015, we had cash and cash equivalents of $123,649 and $626,791 respectively. We believe that our current cash, cash to be generated from our operations and access to help from our related party will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to be provided by our related party. We are also not dependent upon this offering to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies in the water supply market and strengthen our position in the marketplace. To do so, we will need more capital through equity financing to increase our production and meet market demands.

Substantially all of our operations are conducted in China and all of our revenues, expense, cash and cash equivalents are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict its ability to convert RMB into U.S. Dollars. Since all of the cash balance reported by us as of September 30, 2016, is foreign cash (RMB), the amount of foreign cash we have is the total amount of our cash, which is $123,649.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Under PRC law, RMB is currently convertible into U.S. Dollars under a company’s “current account,” which includes dividends, trade and service-related foreign exchange transactions, without prior approval of the State Administration of Foreign Exchange (SAFE), but is not from a company’s “capital account,” which includes foreign direct investments and loans, without the prior approval of the SAFE.

With respect to retained earnings accrued after such date, our Board of Directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

We have limited financial obligations dominated in US dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on the liquidity, financial condition and results of operations of the Company.

Cash Flow Summary

	Years ended September 30,
	2016	2015
Net cash provided by (used in) operating activities	$(1,201,109)	$(2,780,259)
Net cash provided by (used in) investing activities	(123,945)	(289,956)
Net cash provided by (used in) financing activities	840,501	2,741,934
Effect of exchange rate changes on cash	(18,589)	(22,383)
Net increase (decrease) in cash	$(503,142)	$(350,664)
Cash at beginning of period	626,791	977,455
Cash at end of period	$123,649	$626,791

Operating Activities:

Net cash used in operating activities for the year ended September 30, 2016 was approximately $1.2 million, which was primarily attributable to a net profit approximately $5.3 million, adjusted for non-cash items for approximately $1.15 million and adjustments for changes in working capital approximately $7.65 million. The adjustments for changes in working capital mainly included:

(i)	increase in accounts receivable of approximately $10.2 million – our accounts receivable increased significantly due to: 1) increase in credit sales in 2016 compared to in 2015, and 2) it took longer for our customers to make payments. For the fiscal year ended September 30, 2016, we had an overall sales outstanding of 193 days compared with 109 days in 2015. Since fiscal year ended September 30, 2015, we supplied products for construction companies that carry public utility projects, such as municipal water and gas supply pipeline. These construction projects are typically funded by the local governments. Our customers usually get small progress payments throughout the construction period and a larger payment until the inspection is done and when the projects are completed. When our customers request for payment extension, we carefully review the background of the projects and the status of each construction project. We only grant payment extension to our customers when they have healthy financial standings, have no records of delinquent payments and can demonstrate their ability to continuing making the payments. Our management team believes that the risk of writing off the accounts receivable is low because of the involvement of local municipalities.

(ii)	increase in inventories of approximately $0.78 million – we purchased more raw materials because: 1) we believe the cost of the raw materials will increase so we purchased more to stock up, and 2) we expect we will receive more customer orders from our customers so we stocked more materials. For the fiscal year ended September 30, 2016, we had an inventory turnover ratio of 4.09 times compared with 3.34 times in fiscal year ended September 30, 2015. The improvement in inventory turnover ratio is mainly due to our improvement in the production cycle and overall inventory management;

(iii)	increase in advances to suppliers of approximately $0.91 million – Because of the increase of our order for materials, our suppliers required us making more deposits;

(iv)	increase in accounts payables of approximately $0.80 million, primarily because of the increase of our purchases of raw materials. For the fiscal year ended September 30, 2016, we had an overall payable outstanding of 10.96 days compared with 5.07 days in 2015. The increase in number of days payable outstanding is primarily attributable to the increase of extension time that our vendors allowed us on the payment terms to help us mange our operating cash flows;

(v)	increase in advance from customers of approximately $1.4 million – Because of additional orders from our customers, we required more deposits from the customers;

(vi)	increase in income tax payable of approximately $2 million – due to higher taxable income in fiscal year ended September 30, 2016 compared to fiscal year ended September 30, 2015.

Net cash used in operating activities for the fiscal year ended September 30, 2015 was approximately $2.8 million, which was primarily attributable to a net profit approximately $5 million, adjusted for non-cash items for approximately $1.2 million and adjustments for changes in working capital approximately $9 million. The adjustments for changes in working capital mainly included:

(i)	increase in accounts receivable of approximately $10.6 million – our accounts receivable increased significantly due to: 1) increase in credit sales in 2015, and 2) it took longer for our customers to make payments. For the fiscal year ended September 30, 2015, we had an overall sales outstanding of 109 days. Since fiscal year ended October 1, 2014, we started supplying products for construction companies that carry public utility projects, such as municipal water and gas supply pipeline. These construction projects are typically funded by the local governments. Our customers usually get small progress payments throughout the construction period and a larger payment until the inspection is done and when the projects are completed. When our customers request for payment extension, we carefully review the background of the projects and the status of each construction project. We only grant payment extension to our customers when they have healthy financial standings, have no records of delinquent payments and can demonstrate their ability to continuing making the payments. Our management team believes that the risk of writing off the accounts receivable is low because of the involvement of local municipalities.

(ii)	decrease in inventories of approximately $2.55 million – due to the combination of increased product sales and reaching maximum production capacity, we maintained overall less inventories on hand. We also improved our inventory turnover rate, which was mainly attributable to to our improvement in production cycle and overall inventory management;

(iii)	increase in advance to suppliers of approximately $2.35 million – Because of the increase of our order for materials, our suppliers required us making more deposits;

(iv)	decrease in advance from customers of approximately $1.2 million – mainly due to an increase of our delivery of our products and recognition of customer advance from previous year as revenue.

(v)	increase in income tax payable around $2.9 million – due to an increase of taxable income.

Investing Activities:

Net cash used in investing activities was $123,945 for the year ended September 30, 2016. It was primarily attributable to the purchase of new equipment for production needs during the fiscal year.

Net cash provided by investing activities was $289,956 for the year ended September 30, 2015. It was primarily attributable to the purchase of new equipment for production needs during the fiscal year.

Financing Activities:

Net cash provided by financing activities was approximately $840,501 for the year ended September 30, 2016. It was primarily attributable to the proceeds from short-term bank borrowings for an amount of $2,148,310 and repayments from related party with an amount of $1,485,555, offset by our repayments on note payable for $2,602,037 and capital contributions of $15,306 from non-controlling interests.

Net cash used in financing activities was approximately $2,741,934 for the year ended September 30, 2015. It was primarily attributable to the repayments from related parties with an amount of $2,034,454, plus proceeds from notes payable borrowings and short-term bank borrowings with the sum of $260,748.

Credit Facility

We mainly finance our operations through short-term revolving loans provided by a syndicate of banks, as listed in the table below. As of September 30, 2016, we had 30 outstanding short-term loans provided by eight (8) banks, totaling RMB145,385,649 in the aggregate, or approximately $21.8 million. Each of these borrowings has a term of six months to one year and, as per our agreement with these banks, all of the loans can be renewed and funds can be accessed immediately when the outstanding principal and interest are repaid in full. This ensures that each loan can be repaid on time by both our working capital and the funds from the prior loan. Some of these loans have fixed interest rate while others have a variable rate. The annual average interest rates were 5.638% and 6.271% for the years ended September 30, 2016 and 2015, respectively.

Short-term bank borrowings consisted of the following at September 30, 2016:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Sate	Interest
Agricultural Bank - Longwan Branch	6,240,000	935,382	12/16/2015	12/11/2016	5.66%
Agricultural Bank - Longwan Branch	2,500,000	374,752	3/17/2016	3/16/2017	4.57%
Agricultural Bank - Longwan Branch	7,000,000	1,049,307	4/7/2016	3/26/2017	4.12%
Agricultural Bank - Longwan Branch	2,210,000	331,281	4/12/2016	4/11/2017	4.51%
Agricultural Bank - Longwan Branch	4,000,000	599,604	6/2/2016	5/26/2017	4.65%
Agricultural Bank - Longwan Branch	2,040,000	305,798	6/13/2016	6/11/2017	4.65%
Agricultural Bank - Longwan Branch	2,700,000	404,733	6/16/2016	6/11/2017	4.65%
Agricultural Bank - Longwan Branch	5,750,000	861,931	8/26/2016	8/16/2017	5.22%
Agricultural Bank - Longwan Branch	4,300,000	644,574	9/9/2016	7/26/2017	5.06%
Agricultural Bank - Longwan Branch	6,000,000	899,406	9/22/2016	9/21/2017	5.00%
Bank of China - Longwan Branch	13,000,000	1,948,713	8/26/2016	4/8/2017	4.79%
CMBC-10802	7,600,000	1,139,248	5/25/2016	11/22/2016	5.44%
CMBC-10802	5,400,000	809,465	6/15/2016	11/22/2016	5.66%
CMBC-10802	5,000,000	749,505	6/17/2016	11/22/2016	5.66%
Zhejiang Commerce Bank	2,000,000	299,802	2/5/2016	2/4/2017	6.00%
Zhejiang Commerce Bank	1,500,000	224,851	2/5/2016	2/4/2017	6.00%
Zhejiang Commerce Bank	1,500,000	224,851	2/6/2016	2/5/2017	6.00%
Zhejiang Commerce Bank	5,000,000	749,505	3/2/2016	3/1/2017	6.00%
Zhejiang Commerce Bank	5,000,000	749,505	3/7/2016	3/6/2017	6.00%
Zhejiang Commerce Bank	5,000,000	749,505	3/9/2016	3/8/2017	6.00%
Industrial Bank	6,481,268	971,549	9/25/2015	9/23/2016	7.00%
Industrial Bank	6,500,000	974,356	9/25/2015	9/25/2016	7.00%
Minsheng Bank	5,000,000	749,505	3/8/2016	10/19/2016	6.70%
Minsheng Bank	3,500,000	524,653	4/16/2016	4/11/2017	5.00%
Minsheng Bank	5,400,000	809,465	4/8/2016	4/8/2017	5.00%
Pingan Bank	8,000,000	1,199,208	3/3/2016	3/3/2017	5.22%
Agricultural Bank	1,964,381	294,463	12/31/2015	9/11/2016	5.79%
Bank of Communications	5,000,000	749,505	5/20/2016	5/20/2017	6.53%
Bank of Communications	5,000,000	749,505	5/23/2016	5/23/2017	7.60%
Bank of Communications	4,800,000	719,525	5/24/2016	5/24/2017	7.60%
Total	145,385,649	21,793,454

Short-term bank borrowings consisted of the following at September 30, 2015:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Sate	Interest
Agricultural Bank - Longwan Branch	6,450,000	1,013,076	12/8/2014	11/16/2015	6.4400%
Agricultural Bank - Longwan Branch	2,500,000	392,665	4/8/2015	3/21/2016	5.8850%
Agricultural Bank - Longwan Branch	2,210,000	347,116	4/24/2015	4/21/2016	5.8850%
Agricultural Bank - Longwan Branch	4,000,000	628,264	6/10/2015	5/26/2016	5.8650%
Agricultural Bank - Longwan Branch	2,040,000	320,415	6/19/2015	6/16/2016	5.8650%
Agricultural Bank - Longwan Branch	2,700,000	424,078	6/30/2015	6/26/2016	5.5775%
Agricultural Bank - Longwan Branch	5,750,000	903,130	9/11/2015	8/26/2016	5.0600%
Agricultural Bank - Longwan Branch	4,300,000	675,384	9/18/2015	9/16/2016	5.0600%
Agricultural Bank - Longwan Branch	6,000,000	942,396	9/23/2015	9/21/2016	5.0600%
Agricultural Bank - Longwan Branch	7,000,000	1,099,462	9/30/2015	9/26/2016	5.0600%
Bank of China - Longwan Branch	4,500,000	706,797	10/9/2014	10/8/2015	6.3000%
Bank of China - Longwan Branch	5,000,000	785,330	10/11/2014	10/11/2015	6.3000%
Bank of China - Longwan Branch	5,000,000	785,330	10/14/2014	10/14/2015	6.3000%
Zhejiang Commerce Bank - Wenzhou	5,000,000	785,330	2/9/2015	2/8/2016	5.8800%
Zhejiang Commerce Bank - Wenzhou	5,000,000	785,330	3/2/2015	3/1/2016	5.8800%
Zhejiang Commerce Bank - Wenzhou	5,000,000	785,330	3/11/2015	3/10/2016	5.8850%
Zhejiang Commerce Bank - Wenzhou	5,000,000	785,330	3/13/2015	3/12/2016	5.8850%
Industrial Bank	6,500,000	1,020,929	9/25/2015	9/23/2016	7.0000%
Industrial Bank	6,500,000	1,020,929	9/25/2015	9/25/2016	7.0000%
Industrial Bank	5,000,000	785,330	9/28/2015	5/28/2016	5.8333%
Minsheng Bank	3,500,000	549,731	4/20/2015	4/13/2016	6.1525%
Minsheng Bank	5,400,000	848,156	4/21/2015	4/13/2016	6.1525%
Minsheng Bank	100,000	15,707	4/21/2015	12/31/2015	6.1525%
Pingan Bank	5,000,000	785,330	3/2/2015	3/2/2016	7.0000%
Pingan Bank	3,000,000	471,198	3/5/2015	3/5/2016	7.0000%
Bank of Communications	7,400,000	1,162,288	2/11/2015	2/11/2016	8.3000%
Bank of Communications	7,500,000	1,177,995	2/11/2015	2/11/2016	7.7000%
Agricultural Bank - Longwan Branch	4,000,000	628,264	10/23/2014	10/18/2015	6.9000%
Total	131,350,000	20,630,619

These short-term bank borrowings are secured by the pledged assets listed below, and are guaranteed by certain shareholders, shareholders’ immediate family members and third-parties.

	Fiscal Year Ended Sept 30
Pledged Assets:	2015	2016
Buildings, net	3,987,929	3,704,284
Land use rights, net	504,119	468,148
Machinery, net	325,566	303,856
Total	4,817,614	4,476,288

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the fiscal year ended Sept 30, 2016 and 2015, or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Critical Accounting Policies

We believe it is helpful to investors to understand the critical accounting policies underlying our financial statements and the following discussion of our Company’s financial condition and results of operations.

Accounts Receivable, net

Trade accounts receivable arise from the product sales in the normal course of business. Based on management’s assessment of the customer’s credit history and current relationships with them, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and aging analysis basis. The Company reserves 5% of accounts receivable balances that have been outstanding between 1 year and 2 years, reserves 20% of accounts receivable balances that have been outstanding between 2 years and 3 years, reserves 40% of receivable balances that have been outstanding between 3 years to 5 years, and reserves 100% of receivable balances that have been outstanding more than 5 years.

Inventories

Inventories are stated at the lower of cost or market value. Cost of inventories is calculated using the weighted-average method. In addition to the purchasing cost of raw materials, work in progress and finished goods include direct labor costs and overhead. The Company periodically assesses the recoverability of all inventories to determine whether adjustments are required to record inventory at the lower of cost or market value. Inventory that the Company determines to be obsolete or in excess of forecasted usage are reduced to its estimated realizable value based on assumptions about future demand and market conditions. If actual demand is lower than the forecasted demand, additional inventory write-downs may be required.

Advance to Suppliers and Advance from Customers

Advance to suppliers refer to advances for purchase of materials or other service agreement, which are applied against trade accounts payable when the materials or services are received. Advance from customers refer to advances received from customers regarding product sales, which are applied against trade accounts receivable when products are sold.

The Company reviews a supplier's credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would recognize expense in the period they are considered unlikely to be collected.

Value-added Tax

Value-added taxes (“VAT”) collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis. VAT collected from customers is excluded from revenue. The Company is subject to a VAT rate of 17%.

Revenue recognition

The Company recognizes revenue in accordance with ASC 605, Revenue Recognition, regarding revenue recognition which specifies that revenue is realized or realizable and earned. Sales revenue is recognized when:

1)	Persuasive evidence of an arrangement exists;
2)	Delivery has occurred or services have been rendered (the risks, rewards and ownership of the products are transferred to customers); and
3)	The seller’s price to the buyer is fixed or determinable; and
4)	Collectability is reasonably assured.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

Foreign Currency Translation

The financial records of the Group’s subsidiaries are maintained in their local currencies. Monetary assets and liabilities denominated in currencies other than their local currencies are translated into local currencies at the rates of exchange in effect at the balance sheet dates. Transactions denominated in currencies other than their local currencies during the year are converted into local currencies at the applicable rates of exchange prevailing when the transactions occur. Transaction gains and losses are recorded in other income/ (expense), net in the statements of income.

The reporting currency of the Group is the United States dollar (“US dollar”). When translating local financial reports of the Group’s subsidiaries into US dollar, assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated at the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statements of operations and comprehensive income.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of financial risks, including market risk (including currency risk, price risk and cash flow and fair value interest rate risk), credit risk and liquidity risk. Our overall risk management program focuses on preservation of capital and the unpredictability of financial markets and has sought to minimize potential adverse effects on our financial performance and position.

Foreign Exchange Risk

While our reporting currency is the U.S. Dollar, all of our consolidated sales and consolidated costs and expenses are denominated in the RMB. All of our assets are denominated in the RMB. As a result, we are exposed to foreign exchange risk as our sales and results of operations may be affected by fluctuations in the exchange rate between the U.S. Dollar and the RMB. If the RMB depreciates against the U.S. Dollar, the value of our RMB sales, earnings and assets as expressed in our U.S. Dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholders' equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of stockholders' equity. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China's political and economic conditions. Since July 2005, the RMB has not been pegged to the U.S. dollar and, although the People's Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar or the Euro in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in RMB exchange rate and lessen intervention in the foreign exchange market. Although the RMB strengthened against the U.S. dollar over the last five years, the RMB’s significant weakening against the U.S. dollar since July 2015 has largely undone such prior increases.

Credit Risk

Our cash and cash equivalents are invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material effect on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross profit and selling, general and administrative expenses as a percentage of net sales if the selling prices of our products do not increase with these increased costs.

Business

Overview

Incorporated on May 13, 2015, under the laws of the British Virgin Islands (“BVI”), we primarily conduct our business through our subsidiary Zhejiang Zhengkang. Our core business focuses on providing systematic solutions to construction projects that require sophisticated piping systems. Leveraging our experience in the industry, we offer urban planners and real estate developers sophisticated pipe and fitting products and engineering expertise, enabling them to bring communities reliable and durable gas and water transmission systems. Our products are primarily sold in China, but are also exported and distributed in Europe and Southeast Asia. We have received numerous awards and recognitions domestically and internationally. Located within the Wenzhou Binhai Industrial Park, a national economic development zone, our facility occupies approximately five acres, consisting of business offices, manufacturing plants, a research and development center and storage facilities.

We specialize in designing and producing pipes and fittings such as double-press thin-walled stainless steel tubes and fittings, carbon steel tubes and fittings and single-press tubes and fittings. Focused on the innovation and expansion of our products to meet the specific needs of our clients, we believe that we are a leading manufacturer and engineer of high-performance stainless steel pipes. Our products offer a comprehensive suite of superior solutions for use in the construction and infrastructure industries. Our innovative products are used in a broad range of applications, including water and gas transmission within urban infrastructural development, residential housing development, food and beverage production, oil and gas exploitation, and agricultural irrigation. Since Zhejiang Zhengkang’s founding in 2001, we have developed an array of patented pipe and fitting products that have been marketed and distributed both domestically and internationally.

We promote our brand through our sales staff, distributors, trade shows, trade fairs, forums, direct communications with potential customers, business networks, and the internet. In addition, we tailor our products to the needs of our clients and provide our clients with competitive pricing to establish long-term business relationships. We take pride in the cutting-edge technology and superb quality of our products, which have received recognitions such as the ISO9001 Quality Management System Certification, ISO14001 Environmental Management System Certification, and National Industrial Stainless Steel Production License, among other awards and honors. Our products have been used in well-known facilities such as Olympic stadiums, multinational hotel chains, and mega-sized apartment complexes.

Safety, quality and productivity are three pillars of our operations and the hallmarks of our success. In the past year, we experienced another year of outstanding safety performance while continuing to improve safety standard for our workforce. We also plan to transform our value proposition from strictly being a product supplier to a solution provider, aiming to deliver both high-quality products and complete engineering solutions to our clients. We have compiled a team of engineers and pipe network designers who will work closely with the manufacturing team to respond to clients’ special construction demands, create rapid prototypes of our solutions, and enhance the utility of our products based on clients’ feedback. This work flow could also significantly improve the efficiency and performance of our engineers.

Industry Overview

We believe that we are in the early stages of four trends that are reshaping how water is accessed and managed by our community on a daily basis:

•	As urbanization continues, cities in China will face tremendous challenges providing clean and safe water distribution in urban areas
•	People are realizing that access to potable water in their home should not be a privilege, but a right. Many are now asking for improved water distribution systems.
•	Stainless steel is considered the safest and most environmental-friendly material for clean water transmission, and these features are being recognized by the market.
•	As water distribution systems are becoming more complex, water supply companies are seeking suppliers that not only supply products, but also engage in projects and are adaptable and responsive to ever-changing project demands.

These trends are creating an increasing number of new opportunities for organizations in the stainless steel pipe industry. We believe that the best opportunities are for the organizations that can continually make quality products and work with clients to solve problems and make improvements.

The Clean Water Supply Imperative

With almost 20% of the world’s population, but access to only 5% of the world’s renewable freshwater resources, it is easy to understand the reason that water resource management has been a high social priority in China. The Ministry of Water Resources notes on its website that out of 663 cities in China, more than 400 are suffering from water shortages, with 110 classified as “severe”. China’s move to upgrade its water distribution infrastructure comes as it faces tremendous challenges from two directions. On one side, water quality remains an issue, while on the other side, reliable water distribution networks in many cities are still in developmental stage.

Increasing Investment Towards the Drinking Water Distribution Industry

Like many other things, opportunities always come with challenges. There are both political and economic incentives in this field attracting investment from the government and private companies. As more investment has flowed into the water supply industry over the past several years, the number of large and medium water treatment and supply companies has increased by 145 to 1491 in 2015, as compared to 1346 in 2014. As reported by Ministry of Environmental Protection (MEP), the quality of drinking water has significantly improved as well – 76% of water sources are safe for drinking compared to 53.4% in 2004. Despite these improvements in drinking water quality, the distribution networks across China still falls short as many cities still rely on decades-old pipe networks that are outdated and rusted. It’s been reported, in 2013, that drinking water network coverage is only 3% throughout China (even in the biggest three cities is only 15%), which means only 3% of Chinese citizens have access to drinking water in their homes. In other words, distribution is the bottleneck of China’s entire drinking water supply system. The government and private capital have now turned their focus to updating cities’ water distribution networks. According to H2O China, one of the largest research institutes covering China’s water supply industry, fixed asset investment from both the government and private companies in the water supply and distribution industry has grown significantly, with a compound annual growth rate of 14.32% from 2011 to 2015, as illustrated below:

(Source: H2O China, http://www.h2o-china.com/news/242939.html)

Generational Shift to Stainless Steel Pipe Network

To accommodate the enormous increase of clean water demand in urban cities, the distribution network has to be highly safe, reliable, durable, and environmentally friendly. Current pipe networks mainly consist of plastic (such as PPR and PVC), galvanized, and copper pipe, however, these materials don’t meet the standards of drinking water transmission. In some developed countries, stainless steel had been widely accepted as the best material for such application; Germany and Japan, for instance, have 80% and 90% of their water pipe networks using stainless steel, respectively, while the percentage in China is around 3%. The popular acceptance of stainless steel is due to the following advantages over other materials:

High Strength: Stainless steel pipe’s strength is 1.5 times higher than galvanized pipe, 2-3 times higher than copper pipe and 8-10 times higher than PPR pipe. Strength is an important factor and determines how shock resistant the pipe is.

Anti-corrosion: Stainless steel pipe is highly corrosion resistant. Even under high velocity water flow of 60m/s, stainless steel’s corrosion rate is below 0.003mm/year. This ensures stainless steel has more than 70 years of service life. As comparison, other materials can only be used for 10-20 years.

Low water resistance: Due to the smoothness of the inner pipe wall, stainless steel has a 40% lower water resistance than that of carbon and copper pipe. Low water resistance reduces scale and bacterial deposits on the inner pipe wall, improving overall water quality and also reduces the amount of electricity consumed by pump stations by half, provided that all downstream pipes are stainless steel.

Low Leakage Rate: Benefitting from its high strength and anti-corrosion features, stainless steel pipes and fittings have extremely low leakage rates. According to Best Practice: Water Leakage Prevention Controls published by New York City, replacing current pipe networks with stainless steel components is a major priority to prevent water leakage, which can cause water waste, secondary disasters such as poor water flow, road collapse, and flooding of buildings and inundation. Tokyo, an example used in the Best Practice document, decreased its leakage rate from 20% in 1956 to 3% in 2010, mostly attributed to the usage of stainless steel pipes in its network. (Source: http://www1.nyc.gov/assets/globalpartners/downloads/pdf/Tokyo_Energy_Water%20Leakage%20Controls.pdf)

Recyclable: Stainless steel is 100% recyclable, while plastic pipe can only be landfilled or incinerated, both causing pollution to environment.

In addition to the significant potential market within the urban development and residential real estate industries, we anticipate that the demand of our services and products from hotels within China will also become an important target market. Currently, through local distributors, our products are provided to global hotel brands such as Kempinski, Sheraton and Holiday Inn within China. During the past ten years, through contractors, distributors and wholesalers, our products have been used in more than three hundred three- to five-star hotels. As we have become one of the industry-leading stainless pipe manufacturers, we plan to work with end users such as multinational global chains from the initial planning stage, assisting in the design of their pipe transmission systems, to the post-sale stage, providing maintenance and repair services as part of their daily operation. China’s hotel industry has experienced tremendous growth due to both inbound foreign travelers and domestic travelers, resulting in a $44 billion business with 2.5 million hotel rooms. However, the hotel penetration rate is only approximately 4 rooms per 1,000 capita in China, which is relatively low compared to that of developed nations. It is anticipated that the hospitality industry in China could reach $100 billion with 6.3 million rooms and 8 rooms per 1,000 capita. This therefore presents a significant opportunity for our company. As developers and travelers are becoming more sophisticated, the need for a sustainable and cost-effective solution is expected to increase. The quality of our products and our expertise servicing global hotel chains will provide us with a competitive advantage for future hotel construction projects.

Corporate Structure

Below is a chart illustrating our current corporate structure:

ZK International Group Co. Ltd. (“ZKIN”) British Virgin Islands (May 13, 2015)
100%
ZK Pipe Industry Co. Ltd. (“ZK Pipe”) Hong Kong SAR (May 28, 2015)

100%	Offshore
Onshore
Wenzhou Weijia Pipeline Development Co., Ltd. (“Wenzhou Weijia”) People’s Republic of China (June 17, 2015)
99%
Zhejiang Zhengkang Industrial Co. Ltd. (“Zhejiang Zhengkang”) People’s Republic of China (December 4, 2001)
100%
Wenzhou Zhengfeng Industry and Trade Co. Ltd. (“Wenzhou Zhengfeng”) People’s Republic of China (December 24, 1999)

ZK International Group Co., Ltd. (“ZK International”) was incorporated on May 13, 2015 under the laws British Virgin Islands (“BVI”). The registered capital is USD$50,000, with 100% issued and outstanding Ordinary Shares held by Kai Chun Cheng, a citizen of Hong Kong SAR. On July 29, 2015, Mr. Cheng entered into equity interest transfer agreements with Jiancong Huang, Mingjie Wang, Guolin Wang, Jiandi Wang and Yangming Wang and transferred to the five individuals 45%, 20%, 20%, 10% and 5%, respectively, of ZK International’s equity interest on October 12, 2015.

ZK Pipe Industry Co., Ltd. (“ZK Pipe”) was incorporated on May 28, 2015 under the law of Hong Kong SAR. The registered capital is HKD 1,000,000, with 40% of the equity interest held by ZK International and 60% held by Kai Chun Cheng initially. On August 5, 2015, Mr. Cheng transferred all of his equity in ZK Pipe to ZK International, making ZK Pipe a wholly-owned subsidiary of ZK International. The registered principal activities of ZK Pipe including technical research of metal pipe and fittings, metal take-up valve plumbing and water purifying plant, as well as importing and exporting of goods.

Wenzhou Weijia Pipeline Development Co., Ltd. (“Wenzhou Weijia”) was incorporated on June 17, 2015 in Wenzhou under the laws of the People’s Republic of China. A wholly-owned subsidiary of ZK Pipe and a wholly foreign-owned entity under the PRC laws, Wenzhou’s registered capital is RMB 20,000,000 and the registered principal activities of Wenzhou Weijia including (i) technical research, (ii) technical service and sales of metal pipe and fittings, (iii) technical service and sales of light industry machinery and (iv) equipment imports and exports of goods and technology.

Zhejiang Zhengkang Industrial Co., Ltd., or formerly known as Wenzhou Yafei Valve Manufacturing Co. Ltd (“Zhejiang Zhengkang”) was incorporated on December 4, 2001 under the laws of the People’s Republic of China. Zhejiang Zhengkang’s registered and paid in capital is RMB 20,000,000. Through equity transfers, Wenzhou Weijia holds 99% of the equity interest of Zhejiang Zhengkang, with the remaining 1% held by our Chief Executive Officer, Jiancong Huang. The principal activities of Zhejiang Zhengkang include (i) manufacturing and sales of stainless steel band, copper strip, welded stainless steel pipes and fittings, pipe fittings, valve, light industry machinery and equipment and other stainless steel products and (ii) imports and exports of goods and technology.

Wenzhou Zhengfeng Industry and Trade Co., Ltd. or formerly known as Wenzhou Zhengfeng Steel Strip Co., Ltd. (“Wenzhou Zhengfeng”) was incorporated on December 24, 1999. Wenzhou Zhengfeng’s registered and paid in capital is RMB 2,880,000. Through equity transfers, Wenzhou Zhengfeng is a wholly-owned subsidiary of Zhejiang Zhengkang and its principal activity is trading of steel strip that are mainly purchased from Zhejiang Zhengkang.

Our Products and Services

Our products focus primarily on the drinking water and gas transmission industries, while a minor portion of revenue is generated from the pharmaceutical, medical, food and beverage industries. Produced from different stages of our production line, our steel products can be broken down and sold as the following parts and components:

•	Steel Strip: We manufacture carbon steel and stainless steel strip for sale to traditional manufacturers who are not in the pipe and fitting industry and for our own internal use in the production of our pipes and fittings. Our ability to produce steel strip in-house allows us to ensure the quality and consistency of our pipe and fitting products.

•	Steel Pipe: Our carbon steel and stainless steel pipes are primarily used in water and gas transmission systems. Carbon steel pipes are generally stronger than stainless steel, and therefore are typically used in applications that require high-pressure resistance, such as gas transmission and fire hydrants. Stainless steel pipes, in contrast, are more corrosion resistant and are commonly applied in cases that require clean transmission, such as drinking water and pharmaceutical liquid transmission.

•	Light Gauge Stainless Steel Pipe (LGSSP): We have production lines specifically designed to produce LGSSP, which have 40% thinner walls than regular stainless steel pipes. The reduction in the thickness of the pipe wall leads to a reduced manufacturing cost and weight and enhances installation flexibility due to its smaller size. LGSSP is an affordable option for household plumbing systems that require easy installation.

•	Pipe Connections and Fittings: We manufacture high-quality pipe connections and fittings that are used to connect pipes. Pipe fittings have wide applications for any piping and plumbing systems in both industrial and commercial applications. Fittings allow pipes to be joined or installed in the appropriate place and terminated or closed where necessary. We produce fittings in various shapes and sizes, with more than 10,000 different specifications. As most leakages are caused by misalignment or improper manufacture of connections and fittings, pipe connections and fittings, being the most crucial components of any piping system, require extremely precise production procedures. Depending on the purposes served, our pipe fittings can be categorized as follows:

•	Pipe fittings to extend or terminate pipe runs: couplings, adapters, unions, caps and plugs pipe.

•	Fittings to change a pipe's direction: elbows, three-way fittings

•	Pipe fittings to connect two or more pipes: tees, cross, side-inlet elbows, wyes

•	Pipe fittings to change pipe size: reducers, bushings, couplings

•	Pipe fitting tools: pipe fasteners

•	Pipe flanges

Our connections and fittings segment has grown significantly during 2016. The increased proportion of our revenue generated by the connections and fittings segment reflects a shift in our manufacturing and marketing priority to this segment. We have shifted our focus to connections and fittings because we could offer more value-add to our products than pipe or strip. More importantly, providing quality products in this segment is more likely to help us retain clients as consistency and quality of joints and fittings plays a big role in reducing maintenance costs and leakage rates for the customers.

Pipe production is very competitive in China. In order to distinguish ourselves from the other competitors in the industry, we have employed a team of engineers specializing in network design, CAD drawing, and special prototyping of piping systems to help our customers create a systematic solution based on their piping needs.

Our Growth Strategy

To maintain the growth of our business and sustain our leading position in the market, we anticipate to rely on these key drivers as part of our growth strategy:

•	Expansion of manufacturing infrastructure and increased productivity for new businesses. Currently, we believe that our production volume can be improved with additional equipment and infrastructure. With investments that we plan to put into our infrastructure, we will be able to take on additional businesses contracts and increase our production volume.

•	Achieving a dominate position in the household plumbing market. With years of strategic preparations and planning behind us, we are seeing tremendous growth opportunities in this business segment, as consumers have started paying attention the health risks associated with unsafe household drinking water caused by problematic transmission system. We plan to focus our sales in this sector as our strategic priority for the next few years.

•	Further exploration of opportunities in emerging markets. We have recognized the great potentials of Siphonic Roof Drainage Systems (SRDS). Siphonic Roof Drainage System (SRDS) is a cutting-edge roof drainage system mainly used for large roofing structure to prevent excessively heavy rainfall from damaging the roof and building. This drainage system is able to drain any water accumulation on the roof under heavy storm with very high efficiency and thus prevents excessive rainfall from damaging roof structure. This technology has potential to be widely applied to buildings with large-span roof structure, like airport, sport stadium, convention center and warehouse. While its use and standard has been mature in many developed countries, it has just been introduced to China recently and is still in the development stage. Stainless steel is widely regarded as the best material by for this system as it resists high inner pressure and requires minimal maintenance. Roof drainage is not the only application of siphonic drainage technology, other potential applications are bridge surface drainage, rainwater collection system and rainwater cycling. We believe our company can greatly benefit from this technology for its wide application potential and big business opportunities behind it. Therefore, we plan to invest in development of our own SRDS design software and continue our research in this area.

•	Rebranding ourselves as a premium, full-service solution provider. The combination of our top-notch manufacturing capabilities and our engineering expertise enable us to provide comprehensive solutions to our clients. In addition to our client-centric products we currently offer, our goal is to eventually provide all of our end users with collaborative services that would give us the opportunity to work alongside our clients as partners, and to execute in an effective and efficient manner.

•	Mergers and Acquisitions. We closely follow and investigate potentially profitable and strategic acquisitions and combinations within our industry. We continuously seek synergistic partnerships to acquire additional technologies, products, services, operations and/or geographic capabilities that can provide long-term growth. While we currently do not have any specific mergers or acquisition targets, we plan to explore the possibility of completing a few vertical or horizontal acquisitions in the next few years to expand our presence in the industry. There, however, is no assurance at this point we will be able to do so in the near future.

Sales Channels and Long Term Opportunities

Extensive Sales Network within China. To market our products and brand to other regions within China, we have set up 26 sales representative posts in major cities across China by assigning our sales and engineer specialists to those regions to establish long-term business relationship with the local water and gas supply companies. In addition, we also have worked with 120 distributors across China to serve their local customers. This extensive sales network ensures our products and services are accessible in all of the cities within in 30 of the 34 provinces and territories in China.

Strategic Partners. There’re many water and gas transmission companies in China, and it would be very time-consuming if we negotiate with each of them one by one on the terms of our order contract. To better market our products to these utility companies, we have invited some of them to conduct on-site visit to check our production facility, quality control protocols, production capability, and research and development capacity to demonstrate our value as a supplier compared to other competitors on the market. Once approved by these utility companies’ internal assessment teams, we will be pre-approved as their “qualified supplier”, which would exempt our company form their production inspection process when they place orders. We have been pre-approved as “qualified supplier” by the following companies:

•	Towngas Investment Group
•	Changsha Water Investment Group
•	Shengzhen Water Supply Group
•	Shanghai SMI Water Group
•	Sichuan SPT Energy Group
•	Min Sheng Energy Group

All of these companies present us with potential long term opportunities for large scale project, which would require a large volume of piping products over multiple years. In addition, we would be able to advantage of their business network. We currently do not directly supply to some of our partners and instead we rely on local distributors and wholesalers to deal with specific projects due to the complex of each project. However, to provide goodwill and value-add to our customers in addition to our quality products, we prioritize the production of their orders and plan to offer them with engineering advisory and post-sales maintenance services in the future. We also have staffed experienced engineers available to resolve any installation or maintenance issues that these end users may encounter.

Customers and Suppliers

Customers

For carbon and stainless steel pipe products, we principally target our marketing efforts toward those clients in the water and gas supply industries which require high quality specialty steel pipes and fittings with precise “just-in-time” delivery as most of our clients do not carry inventory, technical consultancy or post-sale support. Our enhanced product quality and delivery capabilities, as well as our emphasis on customer oriented technical support and product planning, are critical factors in our ability to serve this segment of the market. In the near future, as we begin to transform our business to both a product supplier and a solution provider, we expect that customers will enjoy using our products and working with engineers since our integrated approach is expected to help our customers reduce planning, installation and maintenance costs.

We find that primarily sold through distributors, our products are mostly embraced by two categories of end users: those within the water transmission industry and those within the gas transmission. Our clients scatter in diverse industries including, but not limited to, water treatment, real estate development, hospitality, hospital, gas supply, and school. We consider our major customers in each period to be those customers that accounted for more than 10% of overall revenues in such period. We did not have any single client accounting for more than 10% of sales revenue in 2016, while in 2015 we had one client accounting for 15% of total sales due to that client’s large order of our stainless steel pipe.

Suppliers

We consider our major vendors in each period to be those vendors that accounted for more than 10% of overall purchases in such period. We have three such vendors during fiscal years ended September 30, 2016, who are Foshan Ruigangda Trading Co., Ltd, Wanzhouhong Steel Co., Ltd., and Foshan Oufo Metal Materials Co., Ltd., accounting for approximately 36%, 16%, 15% of overall purchases respectively. We have four such vendors during fiscal years ended September 30, 2015, who are Foshan Ruigangda Trading Co., Ltd, Foshan Oufo Metal Materials Co., Ltd., Sichuan Xinan Stainless Steel Co., Ltd. and Foshan Yaohua Stainless Steel Co., Ltd. accounting for approximately 24%, 19%, 11% and 10% of overall purchases respectively. We purchase raw materials on the market at prevailing market prices. We purchase from a variety of suppliers and believe these raw materials are widely available. If we were unable to purchase from our primary suppliers, we do not expect we would face difficulties in locating another supplier at substantially the same price. We have secure and efficient access to all the raw materials necessary for the production of our products. We believe our relationships with the suppliers of these raw materials are strong. While the prices of such raw materials may vary greatly from time to time, we believe we could hedge such risk by adjusting our price, or absorb the higher cost at times if necessary.

Research and Development

We are committed to researching and developing stainless steel products for use in all industries that need water and gas transmission systems. We believe scientific and technological innovations will help our Company achieve its long-term strategic objectives. Our research and development efforts are an integral part of our operations and the crux of our competitive advantage and differentiation strategy.

The Research and Development team consists of dedicated researchers and analysts focusing on mechanical design, mechatronics, CAD design, mold design and welding. Quality control is an important aspect of the team’s work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for the Company.

Our Intellectual Property

We rely on our technology patents to protect our domestic business interests and ensure our competitive position in our industry. The issued patents we hold are as follows:

No.	Patent Name	Owner	Category	Patent Code.	Authorization Date
1.	Anti vibration groove	Zhejiang Zhengkang	Design Patent	2016303899813	12/21/2016
2.	Anti vibration groove connector for pipeline	Zhejiang Zhengkang	Utility Models Patent	2016208805658	01/18/2017
3.	High strength tensile mechanical compression type pipe joint	Zhejiang Zhengkang	Utility Models Patent	2016204183044	09/21/2016
4.	Tensile elastic ring	Zhejiang Zhengkang	Utility Models Patent	2016204163036	09/21/2016
5.	Special joint for gas	Zhejiang Zhengkang	Utility Models Patent	2016204209275	09/21/2016
6.	Self sealing ring	Zhejiang Zhengkang	Utility Models Patent	2016204162993	11/23/2016
7.	Warm jacket (45 degree elbow)	Zhejiang Zhengkang	Design Patent	2016300576444	07/20/2016
8.	Articulated bellows	Zhejiang Zhengkang	Utility Models Patent	2016201606371	07/27/2016
9.	Stainless steel pipe warm jacket	Zhejiang Zhengkang	Utility Models Patent	2016201606102	07/27/2016
10.	A new type of metal pipe fitting	Zhejiang Zhengkang	Utility Models Patent	2016201585303	07/27/2016
11.	Three way warm jacket	Zhejiang Zhengkang	Design Patent	2016300576459	07/27/2016

12.	Warm jacket (90 degree elbow)	Zhejiang Zhengkang	Design Patent	2016300576463	07/27/2016
13.	Direct thermal cover	Zhejiang Zhengkang	Design Patent	2016300576482	09/07/2016
14.	Thin wall compression type metal pipe fitting type O sealing ring	Zhejiang Zhengkang	Utility Models Patent	2015202071764	08/05/2015
15.	Internal expansion type stainless steel pipe mouth shaping device	Zhejiang Zhengkang	Utility Models Patent	2015202074989	08/05/2015
16.	Full automatic stainless steel pipe high pressure water pressure testing machine	Zhejiang Zhengkang	Utility Models Patent	2015202070687	08/05/2015
17.	An elbow pipe automatic flat head machine	Zhejiang Zhengkang	Utility Models Patent	2015202072894	08/05/2015
18.	Full automatic steel pipe air tightness detecting machine	Zhejiang Zhengkang	Invention Patent	2014100189333	03/02/2016
19.	Full automatic steel pipe air tightness detection device	Zhejiang Zhengkang	Utility Models Patent	2014200253551	06/25/2014
20.	Loading device of full automatic steel pipe air tightness testing machine	Zhejiang Zhengkang	Utility Models Patent	2014200262086	07/16/2014
21.	Material distributing device of full automatic steel pipe air tightness detecting machine	Zhejiang Zhengkang	Utility Models Patent	2014200261789	07/16/2014
22.	Multi-station semiautomatic fitting former	Zhejiang Zhengkang	Invention Patent	201310251507X	2015.08.26
23.	Double-cone double-clamp metal pipeline connecting piece	Zhejiang Zhengkang	Utility Models Patent	2013203622036	12/18/2013
24.	Semi-automatic multi-station pipe fitting forming machine	Zhejiang Zhengkang	Utility Models Patent	2013203622017	12/18/2013
25.	Pressing Former of Metal Pipe Fitting	Zhejiang Zhengkang	Invention Patent	200820035558.3	05/06/2009
26.	Convex-ring-free self-locking and hermetic-connecting device for thin-walled stainless steel pipe	Zhejiang Zhengkang	Utility Models Patent	2011202296878	01/11/2012
27.	LGSSP connecting piece without bulge loop and adopting self-locking sealing	Zhejiang Zhengkang	Utility Models Patent	2011202296806	02/15/2012
28.	Inner lining clamping press composite tube connecting pieces	Zhejiang Zhengkang	Utility Models Patent	2007201276813	07/23/2008

We have pending patents under application, as listed below:

No.	Patent Name	Owner	Category	Patent Code.	Application Date
1.	Nodal pattern bellows closes	Zhejiang Zhengkang	Invention Patent	201610118690.X	03/02/2016
2.	High-strength tensile mechanical pressure connection type pipe joint	Zhejiang Zhengkang	Invention Patent	201610305313.7	05/10/2016
3.	Automatic faced machine of elbow pipe	Zhejiang Zhengkang	Invention Patent	2015101648139	04/08/2015

Description of Chinese Patent Categories:

Invention patents

As in Europe, this type of patent is granted for new technical solutions or improvements to a product or a process with practical applicability.

Utility patents

Granted for new technical solutions or improvement with a lower degree of ‘inventiveness’ than Invention patents, i.e., products with a new shape or structural physical features. Utility Models are also sometimes called ‘Utility Patents’ or ‘Petty Patents’ in other countries.

Design patents

Granted for innovations in the external features of a product, encompassing any of the following features: Shape; Pattern; Shape and Pattern; Shape and Color; Shape, Pattern and Color. Innovations must also be “fit for industrial application” (i.e., specifically usable by industry, producible in batches, etc.).

Trademarks

In addition, we have the right to use the following trademark registrations issued in the PRC, all of which are held by the Zhejiang Zhengkang:

No.	Registrant	Trademark	Category	Certificate Code	Valid Through	Application Area
1	Zhengkang Industrial Co., Ltd.		6	4482840	2008.2.14- 2018.2.13	Metal Sheet and Plate, Metal Door Panel, Metal Binding Strap, Metal Flange, Metal Signboard, Metal Electrode

2	Zhengkang Industrial Co., Ltd.	6	5584098	2009.6.28- 2019.6.27	Metal Sheet and Plate, Metal Pipe, Metal Partition Board, Metal Door, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Electrode

3	Zhengkang Industrial Co., Ltd.	6	5584100	2009.10.21- 2019.10.20	Metal Sheet and Plate, Metal Partition Board, Metal Binding Strap, Metal Screws, Metal Signboarb, Metal Strecther, Metal Electrode

4	Zhengkang Industrial Co., Ltd.	11	5584101	2009.8.14- 2019.8.13	Faucet, Pipe Tap, Water Distribution Equipment, Pipeline of Medical Equipment, Plumbing Pipe and Fitting, Water Drainage Equipment, Mixer Tap, Running Water Coordination Equipment

5	Zhengkang Industrial Co., Ltd.	6	5646751	2009.7.14- 2019.7.13	Metal Pipe, Steel Bar, Metal Signboard, Railway Metal Material, Metal Clip (for cable or pipe), Metal Mould, Metal Electrode, Iron Ores, Bronze Artwork, Metal Mooring Bollards

6	Zhengkang Industrial Co., Ltd.	41	7034175	2010.10.14- 2020.10.13	School (Education) , Training, Meeting Arrangement, Book Publication, Club Service (Entertainment or Education), TV Programme Production, Lottery

7	Zhengkang Industrial Co., Ltd.	39	7034176	2010.10.14- 2020.10.13	Transportation,MarineTransportation, Truck Transportation, Air Transportation, Car Rental, Storage, Express Delivery, Travelling Agency, Pipe Transportation

8	Zhengkang Industrial Co., Ltd.	28	7034178	2010.12.28- 2020.12.27	Christmas Tree with Synthetic Material, Fishing Tackle, Fishing Pole, Swimming Pool

9	Zhengkang Industrial Co., Ltd.	20	7034179	2010.10.28- 2020.10.27	Plastic Elbow Pipe, Glass Mirror, Non-metal Plate, Drinking Straw, Non-metal Furniture Component, Non-metal Door Component

10	Zhengkang Industrial Co., Ltd.	18	7034180	2011.06.07- 2021.06.06	Leather Bag, Handbag, Travelling Coat Pocket, Umbrella, Umbrella Cover, Crutch, Leather Belt, Sausage Casing

11	Zhengkang Industrial Co., Ltd.	17	7034181	2010.11.14- 2020.11.13	Synthetic Rubber, Synthetic Resin, Asbestos Sole, Electro Insulating Material, Packge Rubber Bag, Firehose, Latex, Plexiglass

12	Zhengkang Industrial Co., Ltd.	12	7034182	2010.6.14- 2020.6.13	Railway Carriage Couplings, Air Pump, Small-size Vehicle, Bicycl, Aerial Conveyer, Luggage Carrier, Sleigh Car, Vehicle Tire, Ferry

13	Zhengkang Industrial Co., Ltd.	8	7034183	2010.10.7- 2020.10.6	Abrasive Tool, Garden Tool, Fish Spear, Shaver, Drills, Threader, Sculpting Tool, Scissor, Tableware

14	Zhengkang Industrial Co., Ltd.	42	7086004	2011.2.21- 2020.2.20	Land Vehicle, Meteorological Info, Vehicle Performance Inspection, Package Design, Interior Design

15	Zhengkang Industrial Co., Ltd.	7	7086005	2010.7.14- 2020.7.13	Vehicle Engine Radiator Tube, Machine Tool, Steam Elbow Pipe, Die-casting Mould, Sewing Machine, Leather-working Machine, Agricultural Machinery

16	Zhengkang Industrial Co., Ltd.	45	7086006	2010.8.7- 2020.8.6	Security Surveillance, Security Consulting, Dress Rental, Lock Pick, Firefighting, Intellectual Property Consulting, IP License, Software License

17	Zhengkang Industrial Co., Ltd.	36	7086007	2010.9.7- 20209.6	Life Insurance, Insurance Consulting, Financial Loan, Security Trade Information, Artwork Appraisal, Guarantee, Charitable Fund Raising, Pawn Brokerage, Cerdit Card Service

18	Zhengkang Industrial Co., Ltd.	6	7089246	2010.7.7- 2020.7.6	Metal Sheet and Plate, Metal Water Pipe, Metal Door Panel, Metal Valve, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Pipe

19	Zhengkang Industrial Co., Ltd.	6	7154484	2010.7.21- 2020.7.20	Metal Sheet and Plate, Metal Water pipe, Metal Door Panel, Metal Valve, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Pipe

20	Zhengkang Industrial Co., Ltd.	6	7287954	2010.12.21- 2020.12.20	Metal Sheet and Plate, Metal Water pipe, Metal Door Panel, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Pipe

21	Zhengkang Industrial Co., Ltd.	6	14997890	2015.8.7-2025.8.6	Metal Water pipe, Metal Door, Metal Binding Strap, Metal Screws, Metal Flange, Metal Sealing Cap, Metal Signboard, Metal Electrode

Our Employees

As of April 3, 2017, we employ a total of 318 employees working in departments including 4 within management, 10 within the Research and Development Department, 178 within the Production Department, 95 within the Sales Department and 31 within the Administrative Support Department. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages. We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. All of our employees are covered by worker compensation insurance arising from any job-related injuries. With respect to retirement benefits, as most of our employees are from other cities outside of Wenzhou where their retirement insurance are registered locally at their respective hometowns. The authorities in Wenzhou has instead required companies in Wenzhou to increase their coverage for Migrant Workers Medical Insurance in order to improve workers’ employment welfare. We have 318 employees, of which 32.79% of employees are covered by the five statutory social benefits, and 13.31% are covered by Migrant Workers Medical Insurance. Companies are not required to make contribution to the local Housing Pension in Wenzhou for the employees and since most employees are from other regions outside of Wenzhou, most of them have opted out. Currently, we are making contribution to the Housing Pension for six employees. Generally, we believe that we are in material compliance with the relevant PRC employment laws.

Legal Proceedings

Except as set forth below and disclosed elsewhere in the prospectus, currently there is no legal proceeding pending or threatened against to which we are a party of. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise.

During 2010, we entered into two loan agreements with Raozhou Dianli Ltd and Xianjin Cao, and advanced RMB 9 million on the first loan and RMB 1.5 million on the second loan, totaled TMB 10.5 million (approximately USD 1.52 million). The terms of these two loans are both one year. Both borrowers defaulted without making any repayment when the terms expired. We later sued these two parties and, pursuant to the final judgement ruled by Jiangsu High People’s Court, are entitled to a repayment of RMB 10.5 million plus interest with an interest rate that is four times higher than the normal interest rate in the corresponding period. The claim has been secured by real estate assets of Raozhou Dianli Ltd, which has been seized by the Court and has an appraised value of RMB 78 million, or about USD 11.3 million, which is much higher than our claim. We are listed as the first-in-line creditor and the management believes that we will receive repayment of RMB 10.5 million plus the outstanding interest. We recorded the entire RMB 10.5 million as Other Receivable. As of September 30, 2016 and 2015, the outstanding balance is RMB 7.4 million (USD 1.1 million) and RMB 8.9 million (USD 1.4 million), respectively.

Chinese Laws and Regulations

Regulation on Product Liability

Manufacturers and vendors of defective products in the PRC may incur liability for losses and injuries caused by such products. Under the General Principles of the Civil Laws of the PRC, which became effective on January 1, 1987 and were amended on August 27, 2009, manufacturers or retailers of defective products that cause property damage or physical injury to any person will be subject to civil liability.

In 1993, the General Principles of the PRC Civil Law were supplemented by the Product Quality Law of the PRC (as amended in 2000 and 2009) and the Law of the PRC on the Protection of the Rights and Interests of Consumers (as amended in 2009), which were enacted to protect the legitimate rights and interests of end-users and consumers and to strengthen the supervision and control of the quality of products. If our products are defective and cause any personal injuries or damage to assets, our customers have the right to claim compensation from us.

The PRC Tort Law was promulgated on December 26, 2009 and became effective from July 1, 2010. Under this law, a patient who suffers injury from a defective medical device can claim damages from either the medical institution or the manufacturer of the defective device. If our pipe products and installation and construction services injure a patient, and if the patient claims damages from the medical institution, the medical institution is entitled to claim repayment from us. Pursuant to the PRC Tort Law, where a personal injury is caused by a tort, the tortfeasor shall compensate the victim for the reasonable costs and expenses for treatment and rehabilitation, as well as death compensation and funeral costs and expenses if it causes the death of the victim. There is no cap on monetary damages the plaintiffs may seek under the PRC Tort Law.

Regulation on Foreign Exchange Control

Foreign exchange in China is primarily regulated by:

•	The Foreign Currency Administration Regulations (1996), as amended on January 14, 1997 and August 5, 2008; and

•	The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Foreign Currency Administration Regulations, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as, loans, investment in securities and repatriation of investments, however, remains subject to the registration of the SAFE or its local counterparts as required by law. Under the Administration Rules, foreign-invested enterprises may buy, sell and remit foreign currencies at banks authorized to conduct foreign exchange transactions for settlement of current account transactions after providing valid commercial documents and, in the case of capital account item transactions, only after registration with the SAFE and, as the case may be, other relevant PRC government authorities as required by law. Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include registration filing with MOFCOM. If the investment is made to the sensitive countries, districts, or industries, it needs to be approved by MOFCOM.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. We receive a significant portion of our revenue in Renminbi, which is not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our subsidiaries in China. Even though we may remit the income from China to anywhere we want, the fluctuation of exchange rate may be a disadvantage to us if Renminbi depreciated.

Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents

The Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, promulgated by SAFE on July 14, 2014 and designed to replace the former circular commonly known as “Notice 75”, requires registration of PRC residents with local branches of SAFE with respect to their direct establishment or indirect control of an offshore entity (referred to in Notice 37 as “special purpose vehicle.”), where such offshore entity are established for the purpose of overseas investment or financing, provided that PRC residents contribute their legally owned assets or equity into such entity.

Notice 37 further requires amendment to the registration where any significant changes with respect to the special purpose vehicle capitalization or structure of the PRC resident itself (such as capital increase, capital reduction, share transfer or exchange, merger or spin off).

Regulation on Dividend Distributions

Our PRC subsidiary, Wenzhou Weijia, is a wholly foreign-owned enterprise under the PRC law. The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include:

•	Corporate Law (1993) as amended in 2005 and 2013;

•	The Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000;

•	The Wholly Foreign-Owned Enterprise Law Implementation Regulations (1990), as amended in 2001; and

•	The Enterprise Income Tax Law (2007) and its Implementation Regulations (2007).

Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, an enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. Our Company’s reserve fund has not yet reached this level. The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of its after-tax profits to its employee welfare and bonus funds. These reserve funds, however, may not be distributed as cash dividends.

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law, and on December 6, 2007, the State Council issued the Implementation Regulations on the Enterprise Income Tax Law, both of which became effective on January 1, 2008. Under this law and its implementation regulations, dividends payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate. See “Taxation.”

M&A Rules and Regulation on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly adopted the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006. The M&A Rules purport, among other things, to require that offshore SPVs that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interests held by such PRC companies or individuals, obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

While the application of the M&A Rules remains unclear, our PRC counsel, Gaopeng & Partners, have advised us that, based on their understanding of the current PRC laws and regulations as well as the notice announced on September 21, 2006:

•	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings such as our offering are subject to the CSRC approval procedures under the M&A Rules; and

•	despite the lack of any definitive rule or interpretation from CSRC, the main purpose of the M&A rule is for national security and national industrial policy and so far none of the Chinese companies that have completed their public listing in the U.S. have obtained such approval; and

•	Our business operations in China do not belong to a prohibited industry by foreign investment; and

•	Our M&A to our Chinese subsidiary companies have all obtained properly the approval from local governmental authorizations; and

•	Our BVI company is not established by a Chinese citizen. Accordingly, although the purpose of BVI incorporation is for overseas listing, the M&A rule should not apply to us.

Our PRC counsel also advises us, however, that there is still uncertainty as to how the M&A Rules will be interpreted and implemented. If the CSRC or other PRC regulatory agencies, subsequently determine that CSRC approval was required for this offering, we may need to apply for remedial approval from the CSRC and we may be subject to penalties and administrative sanctions administered by these regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our Ordinary Shares. Consequently, even though our PRC counsel believes the probability for the aforementioned actions is small, if you engage in market trading or other activities in anticipation of, and prior to, settlement and delivery, you do so at the risk settlement and delivery may not occur.

In addition, if the CSRC later requires that we obtain its approval for this offering, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding the CSRC approval requirements could have a material adverse effect on the trading price of our Ordinary Shares.

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of businesses in the PRC is Guidance Catalogue for Industrial Structure Adjustments (2015 edition), effective as of April 10, 2015 (the “Catalogue”). The Catalogue classifies the various industries into three categories: encouraged, restricted and prohibited. Our company’s primary market is the hardware manufacturing industry. We are not engaged in any activities placing us in the encouraged, restricted or prohibited categories and so it could be inferred that we are engaged in a permitted industry for foreign investment. Such a designation offers businesses certain advantages. For example, businesses engaged in permitted industries:

•	are not subject to restrictions on foreign investment, and, as such, foreigners can own a majority interest in Sino-foreign joint ventures or establish wholly-owned foreign enterprises in the PRC;

•	provided such business has total investment of less than $100 million, are subject to regional (not central) government examination and approval which are generally more efficient and less time-consuming. Our current total investment is less than $100 million.

The National Development and Reform Commission and MOFCOM periodically jointly revise the Foreign Investment Industrial Guidance Catalogue. As such, there is a possibility that our company’s business may fall outside the scope of the definition of a permitted industry in the future. Should this occur, we would no longer benefit from such designation.

On January 19, 2015, China’s Ministry of Commerce issued a draft Foreign Investment Law. The effective date of the official publication of the law is yet unknown. In the draft, foreign investment in China will be classified into three categories: prohibited, restricted, and others. This idea of classification is similar as previously published Catalogue. If the foreign investment falls in the areas that are closely related to national security, then it will be prohibited; if the investment may have some impact on national security but could be controlled through conditions, then it can be done with restrictions or qualifications; if the investment falls outside of those two categories, then it will not need approval from China government to operate in China.

According to the current Catalogue, our company’s business does not fall in any prohibited or restricted industries. If China’s Ministry of Commerce adopts a list as same as the Catalogue along with the draft, the draft will have very limited impact on our business, if any. The probability that our business will be classified as prohibited or restricted industry is very low. However, If China’s Ministry of Commerce adopts a list by our business is prohibited or restricted, and it treats our business in China as foreign investment by deciding our actual controller is Mr. Jiancong Huang who is not a Chinese citizen, we may face certain restrictions or even be prohibited to conduct business in China.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may invest equity in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly Foreign Owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, all as amended from time to time, and their respective implementing rules; the Tentative Provisions on the Foreign Exchange Registration Administration of Foreign-Invested Enterprise; and the Notice on Certain Matters Relating to the Change of Registered Capital of Foreign-Invested Enterprises.

Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAIC.

Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purposes, which debts are subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange.

Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE. Furthermore, the total amount of foreign debts that can be incurred by such PRC subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries, both of which are subject to governmental approval.

Regulations on Trademarks

Trademarks are protected by the PRC Trademark Law adopted in 1982, as subsequently amended, as well as the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and 2013. The Trademark Office under the SAIC handles trademark registrations. Trademarks can be registered for a term of ten years and can be extended for another ten years if requested upon expiration of the first or any renewed ten-year term. The PRC Trademark Law has adopted a "first-to-file" principle with respect to trademark registration. Where a trademark for which a registration application has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same type of or similar commodities or services, the application for such trademark registration may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a "sufficient degree of reputation" through such other party's use. Trademark license agreements must be filed with the Trademark Office or its regional offices. Meanwhile, we have successfully applied on our own name 21 trademarks.

Regulations on Patents

The PRC Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office is responsible for examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. We have obtained 25 patents, all of which we have ownership of, including a number of those that were originally under the ownership of certain individuals affiliated with our Company through ownership transfer.

PRC Enterprise Income Tax Law and Individual Income Tax Law

Under the Enterprise Income Tax Law or EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25%. An enterprise established outside of the PRC with its "de facto management bodies" located within the PRC is considered a "resident enterprise," meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementation rules of the EIT Law define "de facto management body" as a managing body that in practice exercises "substantial and overall management and control over the production and operations, personnel, accounting, and properties" of the enterprise.

The SAT Circular 82 issued by the SAT in April 2009 provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled offshore incorporated enterprise is located in China. Pursuant to the SAT Circular 82, a PRC-controlled offshore incorporated enterprise has its "de facto management body" in China only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders' meetings are located or kept in the PRC; and (d) more than half of the enterprise's directors or senior management with voting rights habitually reside in the PRC. The SAT Bulletin 45, in effect from September 2011, provides more guidance on the implementation of the SAT Circular 82 and provides for procedures and administration details on determining resident status and administration on post-determination matters. Although the SAT Circular 82 and the SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth there may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

Due to the lack of applicable legal precedents, it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company controlled by individuals. We may be classified as a PRC "resident enterprise" for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Regarding other local taxes and VAT tax, please see the discussion in PRC Business Tax and PRC VAT Tax sections.

Employment Laws

In accordance with the PRC National Labor Law, which became effective in January 1995, and the PRC Labor Contract Law, which became effective in January 2008, as amended subsequently in 2012, employers must execute written labor contracts with full-time employees in order to establish an employment relationship. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, employers in China are obliged to pay contributions to the social insurance plan and the housing fund plan for employees. We have contributed to the basic and minimum social insurance plan. Due to a high employee turnover rate in our industry, it is difficult for us to comply fully with the law. While we believe we have made adequate provision of such outstanding amounts of contributions to such plans in our financial statements, any failure to make sufficient payments to such plans would be in violation of applicable PRC laws and regulations and, if we are found to be in violation of such laws and regulations, we could be required to make up the contributions for such plans as well as to pay late fees and fines.

Description of Property

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. We were granted land use rights for our facilities in Wenzhou, which expires on November 30, 2052. Following is a list of our properties, all of which we own the land use rights to:

Property	Duration of Land Use Rights	Space	Ground Floor Area
No. 678 Dingxiang Road, Binhai Industrial Park Economic & Technology Development Zone Wenzhou, Zhejiang Province P.R. China 325020	December 1, 2002 - November 30, 2052	19,427 m2	9,600 m2
Longlian Plaza Building #3, Yongzhong Boulevarad, 167 North Luodong Road, Suite 702, Longwan District, Wenzhou, Zhejiang Province, P.R. China	August 19, 2016 – November 12 2051	47 m2	-

Our property in No. 678 Dingxiang Road, Binhai Industrial Park, Economic & Technology Development Zone, Wenzhou, Zhejiang Province, P.R. China 325020 is our central office and manufacturing facility. At this location, we have a variety of heavy equipment required to produce our steel strips, pipes and fittings, product testing equipment and laboratory equipment for research and development. Our office in Longlian Plaza, for which ownership belongs to Wenzhou Zhengfeng, is for administrative and sales purposes and contains customary office equipment. None of our properties are encumbered by debt, and we are not aware of any environmental concerns or limitations on the use of our properties for the purposes we currently use them or intend to use them in the future.

Recent Capital Expenditures and Divestitures

The following table sets forth our principal capital expenditures and divestitures (including interests in other companies) for years ended September 30, 2016 and 2015:

	Years ended September 30,
	2016	2015
Investments in equipment	$123,945	$289,956
Total	$123,945	$289,956

The source of funds for our expenditures in the years of 2016 and 2015 were primarily from operations. All expenditures were incurred in Wenzhou.

Management

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of January 10:

Name	Age	Position(s)
Jiancong Huang	52	Chief Executive Officer and Chairman of the Board
Shaochai Yang	[●]	Chief Financial Officer
Guolin Wang	46	Director
[●]	[●]	Independent Director
[●]	[●]	Independent Director
[●]	[●]	Independent Director

The business address of each of the officers and directors is c/o c/o Zhejiang Zhengkang Industrial Co., Ltd., No. 678 Dingxiang Road, Binhai Industrial Park, Economic and Technology Development Zone, Wenzhou, Zhejiang, P.R. China 325025.

Jiancong Huang. Mr. Huang is one of the co-founders of our Company and has served as the Chief Executive Officer and Chairman of the Board since the beginning. Mr. Huang has extensive experience in manufacturing industry and held President position in two companies before Zhengkang was founded. He earned his EMBA from Renmin University of China and Engineering Professional Title, and was awarded as Top10 Wenzhou Entrepreneurship and appointed to be the Vice Director of China Construction and Building Standard and Safety Committee. He is also members of National Pipe Standard Committee and National Building Water Supply and Waste Standard Committee. Mr. Huang is an experienced corporate strategist and visionary with decades of experience on corporate management and innovation. He has a systematic ideology on the future of stainless steel pipe in the water and gas supply area. We believe his influence and expertise in the industry will greatly contribute to the growth of company and industry.

Shaochai Yang. Ms. Yang has 17 years experience in accounting and financial management. She has acquired extensive experience in manufacturing industry from her past career as CFO in various medium to large enterprises, such as Weiduli Valve and Kaidishi Industrial. Ms. Yang graduated from China Computer Science College with the major in Accounting.

Guolin Wang. Mr. Wang is one of the co-founders of our Company. Prior to co-founding our subsidiary Wenzhou Zhengfeng in 1999, he was the head of research department in Wenzhou Shuangling Stainless Steel Co., Ltd. Mr. Wang has extensive experience in stainless steel industry and business administration, and is currently in charge of Company’s technical research, production, and exporting. Mr. Wang obtained an EMBA degree from Renmin University of China and is a member of National Building Water Supply and Drainage Committee, as well as that of Wenzhou Building Material Industry Association. Mr. Wang was appointed as a Director for his industry expertise.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors, including our Chief Executive Officer Jiancong Huang and Chief Financial Officer Shaochai Yang. There is no family relationship among any of our directors or executive officers.

Board of Directors and Board Committees

Our board of directors currently consists of [●] directors, a majority of whom are independent as such term is defined by the Nasdaq Capital Market. We expect that all current directors will continue to serve after this offering.

The directors will be divided into three classes, as nearly equal in number as the then total number of directors permits. Class I directors shall face re-election at our annual general meeting of shareholders in 2018 and every three years thereafter. Class II directors shall face re-election at our annual general meeting of shareholders in 2019 and every three years thereafter. Class III directors shall face re-election at our annual general meeting of shareholders in 2020 and every three years thereafter. As of the date hereof, [●] has been recommended to the shareholders to enter Class I, [●] to enter Class II and [●] to enter Class III.

If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional directors of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decreases in the number of directors will not shorten the term of any incumbent director. These board provisions could make it more difficult for third parties to gain control of our company by making it difficult to replace members of the Board of Directors.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Mr. Jiancong Huang currently holds the positions of Chief Executive Officer and Chairman of the Board. These three positions have not been consolidated into one position; Mr. Huang simply holds both positions at this time. We do not have a lead independent director because of the foregoing reason and also because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small company in the process of listing on a public exchange; as such we deem it appropriate to be able to benefit from the guidance of Mr. Huang as both our principal executive officer and Chair of the Board. Our Board of Directors plays a key role in our risk oversight. The Board of Directors makes all relevant Company decisions. As a smaller company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Board Committees

We currently do not have standing audit, nominating or compensation committees. Our board of directors handles the functions that would otherwise be handled by each of the committees. In connection with our initial public offering, we will establish three standing committees under the board: the audit committee, the compensation committee and the nominating committee. The audit committee will be responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the board of directors will review and make recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and will also administer our incentive compensation plans and equity-based plans (but our board will retain the authority to interpret those plans). The nominating committee of the board of directors will be responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee will consider diversity of opinion and experience when nominating directors.

Upon the establishment of an audit committee, the board will determine which of the directors qualifies as an audit committee financial expert.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. See “Description of Share Capital—Differences in Corporate Law” for additional information on our directors’ fiduciary duties under British Virgin Islands law. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	appointing officers and determining the term of office of the officers;
•	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;
•	exercising the borrowing powers of the company and mortgaging the property of the company;
•	executing checks, promissory notes and other negotiable instruments on behalf of the company; and
•	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive an as-yet undetermined cash fee for serving as directors and may receive option grants from our company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended.

Limitation of Director and Officer Liability

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum and articles of association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers or persons controlling our company under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Business Conduct and Ethics

We current do not have a code of business conduct and ethics applicable to our directors, officers and employees, however, we intend to adopt one in the near future in connection with our application to list on the Nasdaq Capital Market.

Executive Compensation

We currently do not have a compensation committee approving our salary and benefit policies. Our board of directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers’ to our success. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the year ended September 30, 2016 and 2015.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Jiancong Huang (1)	2016	64,285	0	0	0	64,285
Chief Executive Officer	2015	50,000	0	0	0	50,000
Shaochai Yang (2)	2016	0	0	0	0	0
Chief Financial Officer	2015	0	0	0	0	0

(1)	We entered into an indefinite employment agreement with Jiancong Huang on April 15, 2016. Pursuant to the agreement, Mr. Huang has accepted the position of Chief Executive Officer and we have agreed to pay Mr. Huang an annual salary of RMB 500,000 (approximately US$71,428).
(2)	We entered into a three-year employment agreement with Shaochai Yang on February 4, 2017. Pursuant to the agreement, Ms. Yang has accepted the position of Chief Financial Officer and we have agreed to pay Ms. Yang an annual salary of RMB 108,000 (approximately US$15,428) with additional annual bonus and/or allowance of RMB 24,600 (US$3,514).

Employment Agreements

Our employment agreements with our officers generally provide for employment for a specific term (typically approximately three years at a time) and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of any termination of the agreement by our company that results in violation of applicable labor laws, we shall pay the employee all damages incurred from such termination. In the event of a breach or termination causing loss to our company by the employee, the employee shall pay all economic loss we had incurred as a result.

Director Compensation—Fiscal 2016 and 2015

During fiscal 2016 and 2015, no members of our Board of Directors received compensation in their capacity as directors.

Director Compensation—Non-Employee Directors

We plan to pay our independent directors an as-yet undetermined annual cash retainer. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities. For the years ended September 30, 2016 and 2015, we did not pay any non-employee directors because we did not have any non-employee directors.

Related Party Transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since October 1, 2013, to which we have been a participant, in which the amount involved in the transaction is material to our company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Net amounts due to related parties consisted of the following as of September 30, 2016 and 2015:

Accounts	Name of related party	September 30,
		2016	2015
Related party payables	Shareholder, HUANG Jian Cong	$1,662,160	$219,573
Total		$1,662,160	$219,573

This represented unsecured, interest free borrowings between the Company and the shareholders.

In September 2015, Wenzhou Weijia acquired 99% equity percentage of Zhejiang Zhengkang and Zhejiang Zhengkang acquired 100% equity percentage of Wenzhou Zhengfeng from their previous shareholders with acquisition amount at par of $3,112,571 (RMB 19,800,000) and $452,738 (RMB 2,880,000) respectively. These acquisition costs have not been paid out, the acquisition was done via contracts and industrial and commercial registration. Considering the condition, the acquisition cost was recorded in additional paid-in capital in the consolidated financial statements.

Principal Shareholders

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of March 24, 2017 by:

•	Each person who is known by us to beneficially own more than 5% of our outstanding Ordinary Shares;
•	Each of our director, director nominees and named executive officers; and
•	All directors and named executive officers as a group.

The number and percentage of Ordinary Shares beneficially owned before the completion of the offering are based on 11,500,000 Ordinary Shares issued and outstanding as of March 24, 2017. We have effectuated the Recapitalization by i) reducing our par value from $1 per ordinary share to no par value, ii) completing a 180:1 forward stock split whereby every authorized, issued and outstanding ordinary share was exchanged for 180 new ordinary shares, and iii) increasing our authorized shares from 9,000,000 to 50,000,000 ordinary shares. We have issued an aggregate of 2,500,000 Ordinary Shares in connection with two rounds of private placements. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of March 24, 2017 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at No. 678 Dingxiang Road, Binhai Industrial Park, Economic & Technology Development Zone, Wenzhou, P.R. China 325020. As of the date of the Prospectus, we have eleven (11) shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership (1)	Pre-Offering Percentage Ownership (2)	Post- Minimum Offering Percentage Ownership	Post- Maximum Offering Percentage Ownership
Directors and Named Executive Officers:
Jiancong Huang, Chief Executive Officer and Chairman (3)	4,050,000	35.22%	32.4%	31.15%
Shaochai Yang, Chief Financial Officer	0	0%	0%	0%
Guolin Wang, Director (3)	1,800,000	15.65%	14.4%	13.85%
All directors and executive officers as a group (6 persons)	5,850,000	50.87%	46.8%	45%

5% Beneficial Owners:
Mingjie Wang (3)	1,800,000	15.65%	14.4%	13.85%
Jiandi Wang (3)	900,000	7.83%	7.2%	6.92%

(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. All shares represent only ordinary shares held by shareholders as no options are issued or outstanding.

(2) Calculation based on 11,500,000 Ordinary Shares issued and outstanding as of April 3, 2017.

(3) Individuals who entered into an agreement to vote in concert in ZK International on May 13, 2015.

Description of Share Capital

ZK International was incorporated on May 13, 2015 under the BVI Companies Act, 2004 as a company limited by shares. As of the date of this prospectus, we have authorized 50,000,000 Ordinary Shares with no par value. As a result of the Recapitalization and recent private placement financing, there are 11,500,000 Ordinary Shares issued and outstanding as of the date of this prospectus.

Neither our Articles nor Memorandum of Association, as amended, provides for the director’s power, in the absence of a quorum, to vote compensation to themselves. All decisions about director compensation will be recommended by the compensation committee, upon its formation, and approved by the Board of Directors as a whole, both acting only when a quorum of members is present.

The following are summaries of the material provisions of our amended and restated memorandum and articles of association that will be in force at the time of the closing of this offering and the BVI Business Companies Act, insofar as they relate to the material terms of our Ordinary Shares. The forms of our amended and restated memorandum and articles of association are filed as exhibits to the registration statement of which this prospectus is a part. As a convenience to potential investors, we provide the below description of BVI law and our memorandum and articles of association together with a comparison to similar features under Delaware law.

Ordinary Shares

General

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the British Virgin Islands may freely hold and vote their Ordinary Shares.

At the completion of this offering, there will be between 12,500,000 (assuming the sale of 1,000,000) and 13,000,000 (assuming the sale of 1,500,000) Ordinary Shares issued and outstanding.

Listing

We plan to apply to list our Shares on the Nasdaq Capital Market under the symbol “ZKIN.” We have not applied and cannot guarantee that we will be successful in listing on Nasdaq; however, we will not complete this offering unless we are so listed.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is expected to be VStock Transfer,LLC, 18 Lafayette Place, Woodmere, NY 11598.

Distributions

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Business Companies Act, as amended.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of the shareholders entitled to vote on such action and may be effected by a resolution in writing. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Ordinary Share which such shareholder holds.

Election of directors

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. The laws of the British Virgin Islands, however, do not specifically prohibit or restrict the creation of cumulative voting rights for the election of our directors. Cumulative voting is not a concept that is accepted as a common practice in the British Virgin Islands, and we have made no provisions in our memorandum and articles of association to allow cumulative voting for elections of directors.

Meetings

We must provide written notice of all meetings of shareholders, stating the time, place and, in the case of a special meeting of shareholders, the purpose or purposes thereof, at least 7 days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a special meeting upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our board of directors may call a special meeting of shareholders on its own motion. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

The management of us is entrusted to our board of directors, who will make corporate decisions by board resolution. Our directors are free to meet at such times and in such manner and places within or outside the BVI as the directors determine to be necessary or desirable. A 3 days’ notice of a meeting of directors must be given. At any meeting of directors, a quorum will be present if half of the total number of directors is present, unless there are only 2 directors in which case the quorum is 2. If a quorum is not present, the meeting will be dissolved. If a quorum is present, votes of half of present directors are required to pass a resolution of directors.

As few as one third of our outstanding shares may be sufficient to hold a shareholder meeting. Although our memorandum and articles of association require that holders of at least one-third of our outstanding shares appear in person or by proxy to hold a shareholder meeting, to the extent we fail to have quorum on this initial meeting date, we can reschedule the meeting for the next business day or later, at which second meeting the holders of one third or more of our outstanding shares will constitute a quorum. As mentioned, at the initial date set for any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than one-third of the issued Ordinary Shares entitled to vote on the resolutions to be considered at the meeting. A quorum may comprise a single shareholder or proxy and then such person may pass a resolution of shareholders and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument shall constitute a valid resolution of shareholder. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitle to vote on the matter to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders.

A corporation that is a shareholder shall be deemed for the purpose of our memorandum and articles of association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

We would normally expect British Virgin Islands courts to follow English case law precedents, which permit a minority shareholder to commence a representative action, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) the act complained of constitutes an infringement of individual rights of shareholders, such as the right to vote and pre-emptive rights and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new Ordinary Shares under either British Virgin Islands law or our memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions in our memorandum and articles of association and applicable securities laws, any of our shareholders may transfer all or any of his or her Ordinary Shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any Ordinary Share. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of a Ordinary Share unless: (a) the person transferring the shares has failed to pay any amount due in respect of any of those shares; or (b) such refusal or delay is deemed necessary or advisable in our view or that of our legal counsel in order to avoid violation of, or in order to ensure compliance with, any applicable, corporate, securities and other laws and regulations.

Liquidation

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay all amounts paid to us on account of the issue of shares immediately prior to the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the amount paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the amounts paid to us on account of the issue of shares, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the amounts paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up, the liquidator appointed by us may, in accordance with the BVI Business Companies Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the BVI Business Companies Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our memorandum and articles of association and subject to any applicable requirements imposed from time to time by, the BVI Business Companies Act, the SEC, The Nasdaq Capital Market, or by any recognized stock exchange on which our securities are listed.

Modifications of rights

All or any of the special rights attached to any class of shares may, subject to the provisions of the BVI Business Companies Act, be amended only pursuant to a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the shares of that class.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by resolution of our board of directors:

•	amend our memorandum of association to increase or decrease the maximum number of shares we are authorized to issue;
•	subject to our memorandum, divide our authorized and issued shares into a larger number of shares; and
•	subject to our memorandum, combine our authorized and issued shares into a smaller number of shares.

Untraceable shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

•	all checks or warrants in respect of dividends of these shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of twelve years prior to the publication of the notice and during the three months referred to in the third bullet point below;
•	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to these shares by death, bankruptcy or operation of law; and
•	we have caused a notice to be published in newspapers in the manner stipulated by our memorandum and articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such notice.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to the net proceeds.

Inspection of books and records

Under British Virgin Islands Law, holders of our Ordinary Shares are entitled, upon giving written notice to us, to inspect (i) our memorandum and articles of association, (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members, and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests. See “Where You Can Find Additional Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our memorandum and articles of association authorizes our board of directors to issue additional Ordinary Shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Differences in Corporate Law

The BVI Business Companies Act and the laws of the British Virgin Islands affecting British Virgin Islands companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the laws of the British Virgin Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Business Companies Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders.

While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

A transaction entered into by our company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands.

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days who gave written objection. These shareholders then have 20 days to give to the company their written election in the form specified by the BVI Business Companies Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ suits

There are both statutory and common law remedies available to our shareholders as a matter of British Virgin Islands law. These are summarized below:

Prejudiced members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Business Companies Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Business Companies Act or our memorandum and articles of association be set aside.

Derivative actions

Section 184C of the BVI Business Companies Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company to redress any wrong done to it.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi partnership and trust and confidence between the partners has broken down.

Indemnification of directors and executive officers and limitation of liability

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum and articles of association, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

•	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or
•	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our memorandum and articles of association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that provide for a staggered board of directors and prevent shareholders from taking an action by written consent in lieu of a meeting. However, under British Virgin Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, as they believe in good faith to be in the best interests of our company.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a transaction that is material to the company. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Under British Virgin Islands law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Business Companies Act or our memorandum and articles of association, as amended and re-stated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. British Virgin Islands law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders. Our memorandum and articles of association permit shareholders to act by written consent.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and our memorandum and articles of association allow our shareholders holding not less than 30% of the votes of the outstanding voting shares to requisition a shareholders’ meeting. We are not obliged by law to call shareholders’ annual general meetings, but our memorandum and articles of association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under British Virgin Islands law, our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors can be removed from office, with cause, by a resolution of shareholders or by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. British Virgin Islands law has no comparable statute.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Business Companies Act and our memorandum and articles of association, we may appoint a voluntary liquidator by a resolution of the shareholders or by resolution of directors.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued shares in that class.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our memorandum and articles of association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the British Virgin Islands.

Shares Eligible for Future Sale

Before our initial public offering, there has not been a public market for our Ordinary Shares. Future sales of substantial amounts of shares of our Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Ordinary Shares to fall or impair our ability to raise equity capital in the future.

The Ordinary Shares that were not offered and sold in our initial public offering are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of Ordinary Shares then outstanding, which will equal between 12,500,000 (assuming closing of a minimum offering) and 13,000,000 (assuming closing of a maximum offering) shares immediately after our initial public offering, or
•	the average weekly trading volume of the Ordinary Shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of our initial public offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Shares Available for Future Sale

The following table summarizes the total shares potentially available for future sale. To the extent we sell a number of Ordinary Shares between the minimum and maximum offering, the below tables will be adjusted proportionately as to numbers of shares available for sale (as to share incentive and underwriter shares) and dates on which such shares may be sold (as to currently outstanding shares).

Minimum Offering
Shares	Date Available for Sale
Currently Outstanding Ordinary Shares: 11,500,000	After 90 days from the date of effectiveness or commencement of sales of the public offering

Shares Offered in this Offering: 1,000,000 (1)	After the date of this prospectus, these shares will be freely tradable.

Maximum Offering
Shares	Date Available for Sale
Currently Outstanding Ordinary Shares: 11,500,000	After 90 days from the date of effectiveness or commencement of sales of the public offering

Shares Offered in this Offering: 1,500,000 (1)	After the date of this prospectus, these shares will be freely tradable

(1)	Including Ordinary Shares offered by the Selling Shareholders

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material British Virgin Islands, Chinese and U.S. federal income tax consequences related to an investment in our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. Unless otherwise noted in the following discussion, this section is the opinion of Ortoli Rosenstadt LLP, our U.S. counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, and of Gaopeng & Partners Law Firm, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of Chinese tax law.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX

ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX

CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

Generally

ZK Internatinoal is a tax-exempt company incorporated in the British Virgin Islands. ZK Pipe is subject to Hong Kong profits tax rate. Wenzhou Weijia, Zhejiang Zhengkang and Wenzhou Zhengfeng are governed by PRC laws.

Our company pays PRC enterprise income taxes, value added taxes and business taxes in China for revenues from Wenzhou Weijia, Zhejiang Zhengkang and Wenzhou Zhengfeng and is governed by British Virgin Islands tax laws as to ZK International.

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. The Enterprise Income Tax Law (the “EIT Law”), effective as of January 1, 2008, enterprises pay a unified income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises. Under the EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will normally be subject to the enterprise income tax at the rate of 25% on its global income. If the PRC tax authorities subsequently determine that we, ZK Pipe or any future non-PRC subsidiary should be classified as a PRC resident enterprise, then such entity’s global income will be subject to PRC income tax at a tax rate of 25%. In addition, under the EIT Law, payments from Zhejiang Zhengkang or Wenzhou Zhengfeng to us may be subject to a withholding tax. The EIT Law currently provides for a withholding tax rate of 20%. If ZK International or ZK Pipe is deemed to be a non-resident enterprise, then it will be subject to a withholding tax at the rate of 10% on any dividends paid by its Chinese subsidiaries to such entity. In practice, the tax authorities typically impose the withholding tax rate of 10% rate, as prescribed in the implementation regulations; however, there can be no guarantee that this practice will continue as more guidance is provided by relevant government authorities. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

According to the Sino-U.S. Tax Treaty which was effective on January 1, 1987 and aimed to avoid double taxation disadvantage, income that is incurred in one nation should be taxed by that nation and exempted from the other nation, but for the dividend that is generated in China and distributed to foreigner in other nations, a rate 10% tax will be charged.

Our company will have to withhold that tax when we are distributing dividends to our foreign investors. If we do not fulfill this duty, we will receive a fine up to five times of the amount we are supposed to pay as tax or other administrative penalties from government. The worst case could be criminal charge of tax evasion to responsible persons. The criminal penalty for this offense depends on the tax amount the offender evaded, and the maximum penalty will be 3-7 years imprisonment plus fine.

PRC Value Added Tax

Pursuant to the Provisional Regulation of China on Value Added Tax and its implementing rules, issued in December 1993, all entities and individuals that are engaged in the businesses of sales of goods, provision of repair and placement services and importation of goods into China are generally subject to a VAT at a rate of 17% (with the exception of certain goods which are subject to a rate of 13%) of the gross sales proceeds received, less any VAT already paid or borne by the taxpayer on the goods or services purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds.

PRC Business Tax

Companies in China are generally subject to business tax and related surcharges by various local tax authorities at rates ranging from 3% to 20% on revenue generated from providing services and revenue generated from the transfer of intangibles. However, since May 1st of 2016, the Business Tax has been incorporated into Value Added Tax in China, which means there will be no more Business Tax and accordingly some business operations previously taxed in the name of Business Tax will be taxed in the manner of VAT thereafter. In general, this newly implemented policy is intended to relieve many companies from heavy taxes under currently slowing down economy. In the case of ZK International’s Chinese subsidiaries, even though the VAT rate is 17%, with the deductibles the company may get in the business process, it will bear less burden than previous Business Tax.

British Virgin Islands Taxation

Under the BVI Business Companies Act as currently in effect, a holder of Ordinary Shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the Ordinary Shares and all holders of Ordinary Shares are not liable to the British Virgin Islands for income tax on gains realized during that year on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Business Companies Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or re-registered under the BVI Business Companies Act. In addition, shares of companies incorporated or re-registered under the BVI Business Companies Act are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between China and the British Virgin Islands.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;
•	financial institutions;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	traders that elect to mark-to-market;
•	U.S. expatriates;
•	tax-exempt entities;
•	persons liable for alternative minimum tax;
•	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;
•	persons that actually or constructively own 10% or more of our voting shares;
•	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as consideration; or
•	persons holding our Ordinary Shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Tax Treaties

As above mentioned, according to the Sino-U.S. Tax Treaty which was effective on January 1st, 1987 and aimed to avoid double taxation disadvantage, income that is incurred in one nation should be taxed by that nation and exempted from the other nation, but for the dividend that is generated in China and distributed to foreigners in other nations, a rate 10% tax will be charged.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on The Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will be eligible for reduced tax rates of 0% (for individuals in the 10% or 15% tax brackets), 20% (for individuals in the 39.6% tax brackets) or 15% for all other individuals. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2016. Our actual PFIC status for the current taxable year ending December 31, 2016 will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, defined as income from interest, dividends, rents, royalties, gains on property producing foreign personal holding company income and certain other income that does not involve the active conduct of a trade or business; or
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including The Nasdaq Capital Market. If the Ordinary Shares are regularly traded on The Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

Under the Hiring Incentives to Restore Employment Act of 2010, certain United States Holders are required to report information relating to Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Enforceability of Civil Liabilities

We are incorporated under the laws of the British Virgin Islands with limited liability. We are incorporated in the British Virgin Islands because of certain benefits associated with being a British Virgin Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed Vcorp Agent Services, Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for districts in the State of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York under the securities laws of the State of New York.

Gaopeng and Partners Law Firm, our counsel as to Chinese law, has advised us that there is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

Gaopeng and Partners Law Firm has advised us that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with the British Virgin Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of these two jurisdictions.

We have been advised by [●], our counsel as to British Virgin Islands law, that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, is unlikely to be enforceable in the British Virgin Islands. We have also been advised by [●] that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the British Virgin Islands under the common law doctrine of obligation.

Underwriting

We have entered into an underwriting agreement with Boustead Securities, LLC (the “Underwriter”). The Underwriter is not purchasing or selling any securities offered by this prospectus, nor is it required to arrange the purchase or sale of any specific number or dollar amount of securities, but rather it has agreed to use its best efforts to arrange for the sale of all of the securities offered hereby. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the public through the Underwriter, and the Underwriter have agreed to offer and sell, on a best efforts basis, at the public offering price less the underwriting fees and commissions set forth below a minimum of [●] ordinary shares and a maximum of [●] ordinary shares. The Underwriter may retain other brokers or dealers to act as a sub-agents or selected dealers on their behalf in connection with this offering.

The Underwriter must sell the minimum number of securities offered ([●] ordinary shares) if any shares are sold. The Underwriter is required to use only its best efforts to sell the securities offered. The offering will terminate upon the earlier of: (i) a date mutually acceptable to us and our Underwriter after which the minimum offering is sold or (ii) [●], 2017. On the closing date, the following will occur:

●	we will receive funds in the amount of the aggregate purchase price of the shares being sold by us on such closing date;

●	we will cause to be delivered the ordinary shares being sold on such closing date in book-entry form; and

●	we will pay the Underwriter their commissions.

Pursuant to an escrow agreement among us, the Underwriter and [●] (the “Escrow Agent”), as escrow agent, until at least [●] ordinary shares are sold, all funds received in payment for securities sold in this offering will be required to be submitted by subscribers to a non-interest bearing escrow account with the Escrow Agent and will be held by the Escrow Agent for such account. The Underwriter and we shall require all investor checks for payment for the securities to be made payable to [●]. All subscription agreements and checks should be delivered to [●], Attention: [●]. Failure to do so will result in checks being returned to the investor who submitted the check. The investors will have sole claim to the proceeds held in trust prior to the receipt of the minimum offering proceeds. The funds are held for the benefit of the investors until the minimum is reached. Prior to reaching the minimum claims may not be reached by creditors of the Company. If the Underwriter do not sell at least [●] ordinary shares by [●], 2017, all funds will be returned within [●] business days to subscribers without interest or deduction. If this Offering completes, then on the closing date, net proceeds will be delivered to us and we will issue the ordinary shares to purchasers. Unless purchasers instruct us otherwise, we will deliver the ordinary shares electronically upon receipt of purchaser funds to the accounts of those purchasers who hold accounts at the Underwriter, or elsewhere, as specified by the purchaser, as soon as practical upon the closing of the Offering. Alternately, purchasers who do not carry an account at the Underwriter may request that the shares be held in book-entry at the Company’s transfer agent, or may be issued in book-entry at the Company’s transfer agent and subsequently delivered electronically to the purchasers’ respective brokerage account upon request of the purchasers.

Fees, Commissions and Expense Reimbursement

The Underwriter will collectively receive an underwriting commission equal to between $[●] in the case of a minimum offering and $[●] in the case of a maximum offering, representing seven percent (7%) of the gross proceeds to be raised in this Offering.

The following table shows, for each of the minimum and maximum offering amounts, the per share and maximum total public offering price, underwriting fees and commissions to be paid to the Underwriter by us, and proceeds to us, before expenses and assuming a $[●] per share offering price.

	Per Share		Minimum Offering		Maximum Offering
Public Offering Price	$	[●]	$	[●]	$	[●]
Underwriting fees and commissions	$	[●]	$	[●]	$	[●]
Proceeds to Us, Before Expenses	$	[●]	$	[●]	$	[●]

Because the actual amount to be raised in this offering is uncertain, the actual total offering commissions are not presently determinable and may be substantially less than the maximum amount set forth above.

Our obligation to issue and sell securities to the purchasers is subject to the conditions set forth in the subscription agreement, which may be waived by us at our discretion. A purchaser’s obligation to purchase securities is subject to the conditions set forth in the subscription agreement as well, which may also be waived.

Under the underwriting agreement, we have also agreed to reimburse the Underwriter for the full amount of its reasonable, non-accountable expenses of up to $[●], in addition to its legal expenses in the amount not to exceed $75,000, $25,000 of travel expenses and $25,000 for a third party due diligence report incurred by the Underwriter in connection with the offering, and a financial advisory fee of $100,000. Any expenses in excess of $5,000 in the aggregate shall be subject to our prior written approval.

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding Underwriter’ fees and commissions, will be approximately $[●], all of which are payable by us.

The Underwriter intend to offer our Ordinary Shares to their retail customers only in states in which we are permitted to offer our ordinary shares. We have relied on an exemption to the blue sky registration requirements afforded to “covered securities.” Securities listed on the Nasdaq Capital Market are “covered securities.” If we were unable to meet the Nasdaq Capital Market’s listing standards, then we would be unable to rely on the covered securities exemption to blue sky registration requirements and we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this offering unless we meet the Nasdaq Capital Market’s listing requirements.

The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement and subscription agreement. The underwriting agreement and a form of subscription agreement are included as exhibits to the registration statement of which this prospectus forms a part.

Lock-Up Agreements

We and each of our officers, directors, and all existing stockholders agree not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any shares of our Ordinary Shares or other securities convertible into or exercisable or exchangeable for Ordinary Shares for a period of [●] ( [●] ) months after the effective date of the registration statement of which this prospectus is a part without the prior written consent of the underwriter.

The underwriter may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the underwriter will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Underwriters’ Warrants

We have agreed to issue to our underwriters warrants to purchase the number of ordinary shares in the aggregate equal to 7% of the gross proceeds received by the Company from the Closing. The warrants will be exercisable at any time, and from time to time, in whole or in part, during the period commencing 180 days from the effective date of the offering, which period shall not extend further than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(i). The warrants are exercisable at a per share price equal to 100% of the public offering price per share in the offering. The warrants are also exercisable on a cashless basis. The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. Neither our underwriters, nor permitted assignees under Rule 5110(g)(1), will sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the offering. In addition, the warrants provide for registration rights upon request, in certain cases. The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(v). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. The warrant exercise price and/or underlying shares may also be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Price Stabilization

The Underwriter will be required to comply with the Securities Act and the Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of capital stock by the Underwriter acting as principal. Under these rules and regulations, the Underwriter:

●	may not engage in any stabilization activity in connection with our securities; and

●	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Determination of Offering Price

The public offering price of the shares we are offering was determined by us in consultation with the Underwriter based on discussions with potential investors in light of the history and prospects of our company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the public stock price for similar companies, general conditions of the securities markets at the time of the Offering and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Securities.

A prospectus in electronic format may be delivered to potential investors by the Underwriter. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on the Underwriter’ website and any information contained in any other website maintained by the Underwriter is not part of the prospectus or the registration statement of which this Prospectus forms a part.

Foreign Regulatory Restrictions on Purchase of our Shares

We have not taken any action to permit a public offering of our shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this Offering of our shares and the distribution of this prospectus outside the United States.

Indemnification

We have agreed to indemnify the underwriter against liabilities relating to the Offering arising under the Securities Act and the Exchange Act and to contribute to payments that the underwriter may be required to make for these liabilities.

Application for Nasdaq Market Listing

We intent to apply to have our ordinary shares approved for listing/quotation on the Nasdaq Capital Market under the symbol “ZKIN.” We will not consummate and close this offering without a listing approval letter from the Nasdaq Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market. The listing approval letter will serve only to confirm that, if we sell a number of shares in this “best efforts, minimum-maximum basis” offering sufficient to satisfy applicable listing criteria, our ordinary shares will in fact be listed.

If our ordinary shares are listed on the Nasdaq Capital Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

Foreign Regulatory Restrictions on Purchase of our Shares

We have not taken any action to permit a public offering of our shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of our shares and the distribution of this prospectus outside the United States.

Expenses Relating to This Offering

Set forth below is an itemization of the total expenses, excluding placement discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$	[●]
Nasdaq Capital Market Listing Fee		50,000
FINRA		[●]
Legal Fees and Expenses		[●]
Accounting Fees and Expenses		[●]
Printing and Engraving Expenses		[●]
Miscellaneous Expenses		[●]
Total Expenses	$	[●]

Under the underwriting agreement, in addition to the cash commission, we have also agreed to reimburse the Underwriter for the full amount of its reasonable, non-accountable expenses of up to $[●], in addition to its legal expenses in the amount not to exceed $75,000, $25,000 of travel expenses and $25,000 for a third party due diligence report incurred by the Underwriter in connection with the offering, and a financial advisory fee of $100,000. Any expenses in excess of $5,000 in the aggregate shall be subject to our prior written approval.

Legal Matters

Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. The validity of the ordinary shares offered hereby will be passed upon for us by [●]. Hunter Taubman Fischer & Li LLC is acting as counsel to the Underwriter. Certain legal matters as to PRC law will be passed upon for us by Gaopeng & Partners Law Firm. Ortoli Rosenstadt LLP may rely upon Gaopeng & Partners Law Firm with respect to matters governed by PRC law.

The current address of Ortoli Rosenstadt LLP is 501 Madison Avenue, 14th Floor, New York, NY 10022. The current address of Gaopeng & Partners Law Firm is No. 107, Warwick Building, 8th Floor, Block A, Shigu Road, Nanjing, Jiangsu Province.

Experts

The consolidated financial statements for each of the years ended September 30, 2016 and 2015, as set forth in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of Anton & Chia, LLP, an independent registered public accounting firm, given on their authority as experts in accounting and auditing. The current address of Anton & Chia, LLP is 3501 Jamboree Road, Suite 540, Newport Beach, CA 92660.

Interests of Named Experts and Counsel

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal Underwriter, voting trustee, director, officer, or employee.

Disclosure of Commission Position on Indemnification

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

Where You Can Find Additional Information

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the Ordinary Shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Ordinary Shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. However, statements in the prospectus contain the material provisions of such contracts, agreements and other documents. We currently do not file periodic reports with the SEC. Upon closing of our initial public offering, we will be required to file periodic reports and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

ZK INTERNATIONAL GROUP CO. LTD

TABLE OF CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED SEPTEMBER 30, 2016 AND 2015

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

ZK International Group Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

We have audited the accompanying consolidated balance sheets of ZK International Group Co., Ltd. (the "Company") as of September 30, 2016 and September 30, 2015, and their related consolidated statements of operations, changes in shareholders' equity and cash flows for the two years ended September 30, 2016 and September 30, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audits include examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audits also include assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2016 and September 30, 2015, and the results of its operations and its cash flows for the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Anton & Chia, LLP

Newport Beach, CA

January 17, 2017

F-2

ZK International Group Co., Ltd.

Consolidated Balance Sheets

As of September 30, 2016 and 2015

	September 30,
	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	$123,649	$626,791
Restricted cash	3,236,482	3,179,140
Accounts receivable, net of allowance for doubtful accounts of $1,648,178 and $1,017,717, respectively	23,843,980	15,225,136
Notes receivable	89,941	15,707
Other receivables	1,625,872	1,647,337
Inventories	6,444,088	5,956,543
Advance to suppliers	3,251,295	2,549,418
Deferred tax assets, current portion	247,227	152,657
Total current assets	38,862,534	29,352,729

Property, plant and equipment, net	5,907,985	6,517,566
Land use rights, net	468,148	504,119
Other long-term assets	312,289	327,216
TOTAL ASSETS	$45,550,956	$36,701,630

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$1,141,803	$379,355
Accrued expenses and other current liabilities	3,416,613	2,341,919
Accrued payroll and welfare	375,428	341,144
Advance from customers	1,618,216	333,476
Related party payables	1,662,160	219,573
Short-term bank borrowings	21,793,454	20,630,619
Notes payable	3,897,426	6,753,838
Income tax payable	2,066,934	1,036,650
Total current liabilities and total liabilities	35,972,034	32,036,574

Equity:
Common stock, no par value, 50,000,000 shares authorized, 9,000,000 shares issued and outstanding	-	-
Additional paid-in capital	2,800,777	2,800,777
Statutory surplus reserve	579,994	-
Retained earnings	5,697,984	1,028,441
Accumulated other comprehensive income	411,239	811,698
Total equity attributable to ZK International Group Co., Ltd.	9,488,994	4,640,916
Equity attributable to non-controlling interests	88,928	24,140
Total equity	9,578,922	4,665,056
TOTAL LIABILITIES AND EQUITY	$45,550,956	$36,701,630

The accompanying notes are an integral part of these consolidated financial statements.

F-3

ZK International Group Co., Ltd.

Consolidated Statements of Operations and Comprehensive Income

For the years ended September 30, 2016 and 2015

	2016	2015
Revenues	$36,809,094	$34,985,571
Cost of revenues	(25,333,318)	(24,813,206)
Gross profit	11,475,776	10,172,365

Operating expenses:
Selling and marketing expenses	957,990	591,344
General and administrative expenses	1,599,743	1,046,652
Research and development expenses	1,302,022	928,826
Total operating expenses	3,859,755	2,566,822

Income from operations	7,616,021	7,605,543

Other income (expenses):
Interest expense	(1,417,745)	(1,912,866)
Interest income	51,058	132,747
Other income, net	158,797	135,374
Total other expenses	(1,207,890)	(1,644,745)

Income before income taxes	6,408,131	5,960,798
Income tax expense	(1,105,440)	(952,117)

Net income	5,302,691	5,008,681
Net income attributable to non-controlling interests	(53,154)	-

Net income attributable to ZK International Group Co., Ltd.	$5,249,537	$5,008,681

Net income	$5,302,691	$5,008,681

Other comprehensive loss:
Foreign currency translation loss	(403,865)	(142,842)

Total comprehensive income	4,898,826	4,865,839
Comprehensive income attributable to non-controlling interests	3,406	-

Comprehensive income attributable to ZK International Group Co., Ltd.	$4,902,232	$4,865,839

Basic and diluted earnings per share	$0.59	$0.56
Weighted average number of shares outstanding	9,000,000	9,000,000

The accompanying notes are an integral part of these consolidated financial statements.

F-4

ZK International Group Co., Ltd.

Consolidated Statement of Changes in Equity

For the years ended September 30, 2016 and 2015

	Shares	Amount	Additional paid-in capital	Statutory surplus reserve	Retained earnings	Accumulated other comprehensive income	Non- controlling interests	Total equity (deficit)

Balance at September 30, 2014	-	-	$2,750,777	$-	$(3,980,240)	$954,540	$24,140	$(250,783)

Shares issued to founders	9,000,000	$50,000	-	-	-	-	-	50,000
Foreign currency translation loss	-	-	-	-	-	(142,842)	-	(142,842)
Net income	-	-	-	-	5,008,681	-	-	5,008,681

Balance at September 30, 2015	9,000,000	50,000	2,750,777	-	1,028,441	811,698	24,140	4,665,056

Capital contributions by non-controlling interest	-	-	-	-	-	-	15,040	15,040
Foreign currency translation loss	-	-	-	-	-	(400,459)	(3,406)	(403,865)
Net income	-	-	-	579,994	4,669,543	-	53,154	5,302,691

Balance at September 30, 2016	9,000,000	$50,000	$2,750,777	$579,994	$5,697,984	$411,239	$88,928	$9,578,922

The accompanying notes are an integral part of these consolidated financial statements.

F-5

ZK International Group Co., Ltd.

Consolidated Statements of Cash Flows

For the years ended September 30, 2016 and 2015

	September 30,
	2016	2015

Cash Flows from Operating Activities:
Net income	$5,302,691	$5,008,681
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation expense	442,793	493,690
Amortization expense	13,248	14,017
Bad debt expense	691,156	691,777
Changes in operating assets and liabilities:
Accounts receivable	(10,200,868)	(10,604,662)
Other receivables	(381,751)	18,822
Notes receivable	(76,531)	279,014
Inventories	(775,275)	2,546,046
Advance to suppliers	(908,689)	(2,352,385)
Accounts payable	796,189	(277,621)
Accrued expenses and other current liabilities	412,894	(325,564)
Accrued payroll and welfare	50,897	63,728
Advance from customers	1,400,622	(1,197,632)
Income tax payable	2,031,515	2,861,830

Net cash used in operating activities	(1,201,109)	(2,780,259)

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(123,945)	(289,956)

Net cash used in investing activities	(123,945)	(289,956)

Cash Flows from Financing activities:
Capital contributions from non-controlling interest	15,306	-
Restricted cash	(206,633)	446,732
Proceeds from short-term bank borrowings	2,148,310	98,793
Proceeds from notes payable borrowings	-	161,955
Repayments on note payable	(2,602,037)	-
Repayments from related party	1,485,555	2,034,454

Net cash (used in) / provided by financing activities	840,501	2,741,934

Effect of exchange rate changes on cash and cash equivalents	(18,589)	(22,383)

Net decrease in cash and cash equivalents	(503,142)	(350,664)
Cash and cash equivalents at the beginning of year	626,791	977,455

Cash and cash equivalents at the end of year	$123,649	$626,791

Supplemental cash flows information:
Cash paid for income taxes	$108,825	$49,543
Cash paid for interest expenses	$939,914	$1,272,903

The accompanying notes are an integral part of these consolidated financial statements.

F-6

ZK International Group Co., Ltd.

Notes to Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

ZK International Group Co., Ltd. (“ZK International”)

ZK International was incorporated on May 13, 2015 in the British Virgin Islands (“BVI”). ZK International is a holding company with no operations.

The Company is authorized to issue 50,000,000 ordinary shares, with no par value. 9,000,000 shares were issued and outstanding as of September 30, 2016. The ownership interests described below are based on the shareholders’ portion of the authorized ordinary shares. Upon its founding on May 13, 2015, ZK International was 100% held by CHENG Kai Chun, a nominee shareholder, with no voting interest, and five mainland Chinese, HUANG Jian Cong, WANG Ming Jie, WANG Guo Lin, WANG Jian Di and WANG Yang Ming, who control 100% of ZK International’s voting interest. On October 12, 2015, 100% of ZK International’s equity interest was transferred to these five mainland Chinese, with HUANG Jian Cong holding 45%, WANG Ming Jie holding 20%, WANG Guo Lin holding 20%, WANG Jian Di holding 10% and WANG Yang Ming holding 5%. These five mainland Chinese entered an agreement on May 13, 2015 to vote their shares in concert in ZK International, covering all the periods presented afterwards.

ZK Pipe Industry Co., Ltd. (“ZK Pipe”)

ZK Pipe was incorporated on May 28, 2015 in Hong Kong. The registered capital is HKD 1,000,000 which was initially 40% held by ZK International and 60% held by CHENG Kai Chun, a nominee shareholder with no voting interest in ZK Pipe. On August 5, 2015, CHENG Kai Chun transferred all of his equity interest in ZK Pipe to ZK International. After the transfer, ZK International controls 100% of ZK Pipe’s voting interest and ZK Pipe became a wholly owned subsidiary of ZK International. The paid in capital was zero as of September 30, 2016.

The registered principal activities of ZK Pipe are technical research of metal pipe and fittings, metal take-up valve plumbing and water purifying plant; imports and exports of goods. ZK Pipe had not commenced operations as of September 30, 2016.

Wenzhou Weijia Pipeline Development Co., Ltd. (“Wenzhou Weijia”)

Wenzhou Weijia was incorporated on June 17, 2015 in Wenzhou and a wholly owned subsidiary of ZK Pipe. Wenzhou Weijia is a wholly-foreign owned enterprise organized the laws of the People’s Republic of China. The registered capital is USD 20,000,000 and the paid in capital was zero as of September 30, 2016.

The registered principal activities of Wenzhou Weijia are technical research, technical service and sales of metal pipe and fittings and light industry machinery and equipment; imports and exports of goods and technology. Wenzhou Weijia had not commenced operations as of September 30, 2016.

Zhejiang Zhengkang Industrial Co., Ltd. (“Zhejiang Zhengkang”) (formerly: Wenzhou Yafei Valve Manufacturing Co. Ltd)

Zhejiang Zhengkang was incorporated on December 4, 2001 under the laws of the People’s Republic of China. The registered and paid in capital is RMB 20,000,000. Since May 24, 2006, Zhejiang Zhengkang was owned by five Mainland Chinese, with HUANG Jian Cong holding 45%, WANG Ming Jie holding 20%, WANG Guo Lin holding 20%, WANG Jian Di holding 10% and WANG Yang Ming holding 5%. Also, these five mainland Chinese entered an agreement on January 1, 2013 to vote their shares in concert in Zhejiang Zhengkang. The agreement has been in effect for all periods presented. On September 29, 2015, Wenzhou Weijia acquired 99% equity percentage of Zhejiang Zhengkang from these five mainland Chinese owners, HUANG Jian Cong, WANG Ming Jie, WANG Guo Lin, WANG Jian Di and WANG Yang Ming. After that, Zhejiang Zhengkang’s equity interest is 99% held by Wenzhou Weijia and 1% held by HUANG Jian Cong as of the year end.

F-7

The principal activities of Zhejiang Zhengkang are manufacturing and sales of stainless steel band, copper strip, welded stainless steel pipes and fittings, pipe fittings, valve, light industry machinery and equipment and other stainless steel products; imports and exports of goods and technology.

Wenzhou Zhengfeng Industry and Trade Co., Ltd. (“Wenzhou Zhengfeng”) (formerly: Wenzhou Zhengfeng Steel Strip Co., Ltd.)

Wenzhou Zhengfang was incorporated on December 24, 1999 under the laws of the People’s Republic of China. The registered and paid in capital is RMB 2,880,000. Since January 1, 2013, Wenzhou Zhengfeng’s voting interest was controlled by the above mentioned five Mainland Chinese, HUANG Jian Cong, WANG Ming Jie, WANG Guo Lin, WANG Jian Di and WANG Yang Ming, through agreement with nominee shareholders. Also, these five mainland Chinese entered into an agreement on January 1, 2013 to vote their shares in concert in Wenzhou Zhengfeng. The agreement has been in effect for all periods presented. On June 8, 2015, 100% of Wenzhou Zhengfeng’s equity interest was transferred from nominee shareholders to these five mainland Chinese, with WANG Ming Jie holding 38.89%, WANG Guo Lin holding 27.78%, HUANG Jian Cong holding 22.57%, WANG Yang Ming holding 5.55% and WANG Jian Di holding 5.21%, respectively. On September 22, 2015, Zhejiang Zhengkang acquired 100% equity percentage of Wenzhou Zhengfeng, after that, Wenzhou Zhengfeng is a wholly owned subsidiary of Zhejiang Zhengkang.

The principal activities of Wenzhou Zhengfeng are trading of steel strip for the years then ended which are mainly purchased from Zhejiang Zhengkang.

Reorganization

In or about September 2015, the Company engaged in a corporate reorganization to roll several controlled entities (now referred to as the subsidiaries) into one legal corporation (the Company). The specific transactions related to this reorganization are outlined below.  During the years presented in these financial statements, the control of the entities has never changed (always under the control of HUANG Jian Cong, WANG Ming Jie, WANG Guo Lin, WANG Jian Di and WANG Yang Ming ). Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the years ended September 30, 2016 and 2015, the results of these subsidiaries are included in the financial statements for both periods. Non-controlling interests in the subsidiaries are related parties and thus were not adjusted to fair value as a result of the reorganization.

The transactions leading up to and including the reorganization are as follows:

On September 29, 2015, Wenzhou Weijia acquired 99% equity percentage of Zhejiang Zhengkang from these five mainland Chinese owners, HUANG Jian Cong, WANG Ming Jie, WANG Guo Lin, WANG Jian Di and WANG Yang Ming. After that, Zhejiang Zhengkang’s equity interest is 99% held by Wenzhou Weijia and 1% held by HUANG Jian Cong as of the year end.

On September 22, 2015, Zhejiang Zhengkang acquired 100% equity percentage of Wenzhou Zhengfeng, after that, Wenzhou Zhengfeng is a wholly owned subsidiary of Zhejiang Zhengkang.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Presentation and Principles of Consolidation

The accompanying consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United Stated of America, including the assets and liabilities of ZK International Group Co., Ltd. and its subsidiaries (the “Company”), at their historical carrying values and the results of their operations and cash flows as if they were consolidated for all periods presented, or for the periods from their inception if formed after September 30, 2014. All inter-company transactions and balances have been eliminated in consolidation.

F-8

The contributions of operating entities (Zhejiang Zhengkang to Wenzhou Weijia and Wenzhou Zhengfeng to Whenzhou Zhengkang) have been accounted for as transactions under common control at the carrying amount of the net assets and equity transferred since all entities in the Company are controlled by the above mentioned five mainland Chinese owners, HUANG Jian Cong, WANG Ming Jie, WANG Guo Lin, WANG Jian Di and WANG Yang Ming, who have agreed to vote their shares in concert for all periods presented.

Entity Name	Registered Location	Background	Recent Ownership as of the issuance date of the report
ZK International	BVI	• Incorporated on May 13, 2015 • Registered capital of USD 50,000, not paid • A holding company with no operation activities itself for the years then ended	45% by HUANG Jian Cong 20% by WANG Ming Jie 20% by WANG Guo Lin 10% by WANG Jian Di 5% by WANG Yang Ming
ZK Pipe	HK	• Incorporated on May 28, 2015 • Registered capital of HKD 1,000,000, not paid • Have not commenced operations	100% by ZK International
Wenzhou Weijia	Wenzhou	• Incorporated on June 17, 2015 • Registered capital of USD 20,000,000, not paid • Have not commenced operations	100% by ZK Pipe
Zhejiang Zhengkang	Wenzhou	• Incorporated on December 4, 2001 • Registered capital of RMB 30,000,000, fully paid • Principally operated in manufacturing and sales of steel strip, steel pipe and fittings	99% by Wenzhou Weijia 1% by HUANG Jian Cong
Wenzhou Zhengfeng	Wenzhou	• Incorporated on December 24, 1999 • Registered capital of RMB 2,880,000, fully paid • Principally operated in trading of steel strip, mainly purchased from Zhejiang Zhengkang	100% by Zhejiang Zhengkang

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include, but are not limited to, revenue recognition, allowances of trade receivable, inventory valuation, useful life of property, plant and equipment, employee benefit accruals, income taxes, and fair value measurements. Actual results could differ materially from those estimates.

Foreign Currency Translation

The financial records of the Group’s subsidiaries are maintained in their local currencies. Monetary assets and liabilities denominated in currencies other than their local currencies are translated into local currencies at the rates of exchange in effect at the balance sheet dates. Transactions denominated in currencies other than their local currencies during the year are converted into local currencies at the applicable rates of exchange prevailing when the transactions occur. Transaction gains and losses are recorded in other income/ (expense), net in the statements of income.

The reporting currency of the Group is the United States dollar (“US dollar”). When translating local financial reports of the Group’s subsidiaries into US dollar, assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated at the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statements of operations and comprehensive income.

The relevant exchange rates are listed below:

	For the Fiscal Years Ended September 30
	2016	2015
Period Ended RMB: USD exchange rate	6.6711	6.3668
Period Average RMB: USD exchange rate	6.5333	6.1746

F-9

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost, which approximates fair value, and primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with maturities of three months or less when purchased.

Restricted Cash

Cash that is restricted as to withdrawal or usage is reported as restricted cash in the consolidated balance sheets and is not included in the beginning or ending balance of cash and cash equivalents in the consolidated statements of cash flows.

Restricted cash of $3,236,482 and $3,179,140 as of September 30, 2016 and 2015, respectively, represented short-term pledged bank deposits placed with a bank which were designated as security for bank acceptance bills granted by the financial institution and will be released upon acceptance of these bills payable; and deposits in bank for guarantees issued by bank and delivered to suppliers which will be deducted upon suppliers’ acceptance of these guarantees.

Accounts Receivable, net

Trade accounts receivable arise from the product sales in the normal course of business. Based on management’s assessment of the customer’s credit history and current relationships with them, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and aging analysis basis. The Company reserves 5% of accounts receivable balances that have been outstanding between 1 year and 2 years, reserves 20% of accounts receivable balances that have been outstanding between 2 years and 3 years, reserves 40% of receivable balances that have been outstanding between 3 years to 5 years, and reserves 100% of receivable balances that have been outstanding more than 5 years.

The allowance for doubtful accounts recognized as of September 30, 2016 and 2015 was $1,648,178 and $1,017,717, respectively.

Inventories

Inventories are stated at the lower of cost or market value. Cost of inventories is calculated using the weighted-average method. In addition to the purchasing cost of raw materials, work in progress and finished goods include direct labor costs and overhead. The Company periodically assesses the recoverability of all inventories to determine whether adjustments are required to record inventory at the lower of cost or market value. Inventory that the Company determines to be obsolete or in excess of forecasted usage are reduced to its estimated realizable value based on assumptions about future demand and market conditions. If actual demand is lower than the forecasted demand, additional inventory write-downs may be required.

There were no write-downs for inventories recognized as of September 30, 2016 and 2015.

Advance to Suppliers and Advance from Customers

Advance to suppliers refer to advances for purchase of materials or other service agreement, which are applied against trade accounts payable when the materials or services are received. Advance from customers refer to advances received from customers regarding product sales, which are applied against trade accounts receivable when products are sold.

The Company reviews a supplier's credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would recognize expense in the period they are considered unlikely to be collected. There was no such expense recognized during the years ended September 30, 2016 and 2015.

Changes of advances to suppliers for the years ended September 30, 2016 and 2015 are as follow:

Beginning balance	$2,549,418	$277,379
Less: products or services received	$(20,841,688)	$(13,703,995)
Add: payment to suppliers	$21,543,565	$15,976,034
Ending balance	$3,251,295	$2,549,418

Changes of advances from customers for the years ended September 30, 2016 and 2015 are as follow:

Beginning balance	$333,476	$1,546,028
Add: payment from customers	$5,537,913	$3,761,249
Less: products or services delivered	$(4,253,173)	$(4,973,800)
Ending balance	$1,618,216	$333,476

F-10

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and equivalents, accounts receivable, accounts payable, and accrued expenses, the carrying amounts approximate their fair values due to their short maturities.

ASC Topic 820, Fair Value Measurements and Disclosures, requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, Financial Instruments, defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

•	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

•	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 inputs to the valuation methodology use one or more unobservable inputs which are significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC Topic 480, Distinguishing Liabilities from Equity, and ASC Topic 815, Derivatives and Hedging. As of September 30, 2016 and 2015, the Company did not identify any assets and liabilities required to be presented on the balance sheet at fair value.

Property, Plant and Equipment, net

Property, plant, and equipment are recorded at cost less accumulated depreciation. Depreciation commences upon placing the asset in usage and is recognized on a straight-line basis over the estimated useful lives of the assets, as follows:

Useful Lives
Buildings	40 years
Machinery	8-20 years
Furniture, fixtures, and equipment	3-10 years
Motor vehicles	5-10 years

Upon retirement or disposition, the asset cost and related accumulated depreciation are removed with any gain or loss recognized in the consolidated statements of income. Repair and maintenance costs that do not extend the economic life of the underlying assets are expensed as incurred.

Costs incurred in constructing new facilities, including progress payments and other costs related to construction, are capitalized, and transferred to property, plant and equipment on completion, at which time depreciation commences.

Land Use Rights, net

Land use rights are recorded at cost and are amortized based on a straight-line basis over the usage period, which is 46 years.

F-11

Impairment of Long-lived Assets

The Company management review the carrying values of long-lived assets whenever events and circumstances, such as a significant decline in the asset’s market value, obsolescence or physical damage affecting the asset, significant adverse changes in the assets use, deterioration in the expected level of the assets performance, cash flows for maintaining the asset are higher than forecast, indicate that the net book value of an asset may not be recovered through expected future cash flows from its use and eventual disposition. If this review indicates that there is impairment, the impaired asset is written down to its fair value, which is typically calculated using: (i) fair value less cost of disposal and/or (ii) future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition.

There was no impairment charge for long-lived assets recognized as of September 30, 2016 and 2015.

Value-added Tax

Value-added taxes (“VAT”) collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis. VAT collected from customers is excluded from revenue. The Company is subject to a VAT rate of 17%.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 605, Revenue Recognition, regarding revenue recognition which specifies that revenue is realized or realizable and earned. Sales revenue is recognized when:

1)	Persuasive evidence of an arrangement exists;
2)	Delivery has occurred or services have been rendered (the risks, rewards and ownership of the products are transferred to customers); and
3)	The seller’s price to the buyer is fixed or determinable; and
4)	Collectability is reasonably assured.

Government Grant

Government grants are recognized when received and all the conditions for their receipt have been met.

Government grants as the compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable. During the period ended as of September 30, 2016 and 2015, $138,219 and $159,197, respectively, government grants were recognized as other income which were compensation for R&D or financial support to the Company.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development reimbursements and grants are recorded by the Company as a reduction of research and development costs.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

F-12

Earnings Per Share

Earnings (loss) per share is calculated in accordance with Accounting Standards Codification (“ASC”) 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of common shares and dilutive common share equivalents. Dilutive common share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive.

Consolidated Statement of Cash Flows

Consolidated Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rates. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Concentration of Risks

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the US$ and the RMB. As at September 30, 2016, cash and cash equivalents of $123,649 (RMB 824,870) is denominated in RMB and are held in PRC (September 30, 2015 - $626,791 (RMB 3,990,619)).

Currency Convertibility Risks

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, restricted cash and accounts receivable, the balances of which are stated on the consolidated balance sheets which represent the Company’s maximum exposure. The Company places its cash and cash equivalents and restricted cash in good credit quality financial institutions in Hong Kong and China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

Interest Rate Risks

The Company is subject to interest rate risk. All interest-bearing loans are charged interest at variable rates based on the Bank rates.

F-13

Subsequent Events

The Company’s management reviewed all material events through the date of the consolidated financial statements were issued for subsequent event disclosure consideration.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (ASU 2014-09), which contains new accounting literature relating to how and when a company recognizes revenue. Under ASU 2014-09, a company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. In July 2015, the FASB decided to delay the effective date of the new standard by one year; as a result, the new standard will be effective for annual and interim reporting periods beginning after December 15, 2017. Early adoption will be permitted, but no earlier than 2017 for calendar year-end entities.

The standard allows for two transition methods - retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial adoption. We have not yet determined our method of transition and are evaluating the impact that this guidance will have on our financial statements.

In July 2015, the FASB issued guidance which requires entities to measure most inventory at the lower of cost and net realizable value, thereby simplifying the current guidance under which an entity must measure inventory at the lower of cost or market. The update is effective for fiscal years beginning after December 15, 2016, and interim periods therein. Early application is permitted. Management is currently evaluating the impact that this guidance will have on the Company's consolidated financial statements, if any.

In November 2015, the FASB issued Accounting Standards Update 2015-17, "Balance Sheet Classification of Deferred Taxes," which is intended to simplify the balance sheet presentation of deferred income taxes. Current accounting principles require an entity to separate deferred income tax liabilities and assets into current and noncurrent amounts in its balance sheet. The amendments require that deferred tax liabilities and assets be classified as noncurrent in its balance sheet. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Companies may apply the new provisions either retrospectively or on a prospective basis, and early adoption is permitted. We have not yet determined our method of transition. In January 2016, the FASB issued Accounting Standards Update 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities." The amendments require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income, and separate presentation of financial assets and financial liabilities by measurement category and form of financial asset. Additionally, the amendments eliminate the requirement to disclose the methods and significant assumptions used to estimate the fair value of financial instruments. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Other than an amendment relating to presenting in comprehensive income the portion of the total change in the fair value of a liability resulting from a change in instrument-specific credit risk (if the entity has elected to measure the liability at fair value), early adoption is not permitted. The Company does not anticipate the amendment will have any impact on our financial statements.

In February 2016, the FASB issued guidance to provide a new comprehensive model for lease accounting. Under this guidance, lessees and lessors should apply a "right-of-use" model in accounting for all leases (including subleases) and eliminate the concept of operating leases and off-balance sheet leases. This guidance is effective for annual periods and interim periods within those annual periods beginning after December 15, 2018. Early adoption is permitted. There is no impact on the Company but there could be if the Company enters into leases in the future.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company's financial position, result of operations or cash flows.

F-14

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of September 30, 2016 and 2015:

	September 30,
	2016	2015
Accounts receivable, gross	$25,492,158	$16,242,853
Less: allowance for doubtful accounts	(1,648,178)	(1,017,717)
Accounts receivable, net	$23,843,980	$15,225,136

Bad debt expense recorded by the Company during the years ended September 30, 2016 and 2015 were $691,156 and $691,777, respectively.

Changes of allowance for doubtful accounts for the years ended September 30, 2016 and 2015 are as follow:

	September 30,
	2016	2015
Beginning balance	$1,017,717	$358,672
Add: additional reserve through bad debt expense	$630,461	$659,045
Ending balance	$1,648,178	$1,017,717

NOTE 4 – NOTES RECEIVABLE AND OTHER RECEIVABLES

Notes receivable consisted of bank notes of $89,941 and $15,706 provided by the Company’s customers as of September 30, 2016 and 2015, respectively, These notes are guaranteed by the banks.

Other receivables consisted of mainly the legal claims of $1.1 million and $1.4 million to be collected from the Company’s debtors as of September 30, 2016 and 2015, respectively. See Note 13.

NOTE 5 – INVENTORIES

Inventories consisted of the following as of September 30, 2016 and 2015:

	September 30,
	2016	2015
Raw materials	$1,689,949	$889,962
Work-in-process	2,350,568	1,718,570
Finished goods	2,403,571	3,348,011
Total	$6,444,088	$5,956,543

There were no inventory write-downs recognized for the years ended September 30, 2016 and 2015.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following as of September 30, 2016 and 2015:

	September 30,
	2016	2015
Buildings	$5,293,106	$4,487,886
Machinery	3,852,205	3,990,164
Furniture, fixtures and equipment	468,880	462,929
Motor vehicles	130,622	147,751
Total property plant and equipment, at cost	9,744,813	9,088,730
Less: accumulated depreciation	(3,845,215)	(3,574,631)
	5,899,598	5,514,099
Construction in progress	8,387	1,003,467
Property, plant and equipment, net	$5,907,985	$6,517,566

F-15

Depreciation expense was $442,793 and $493,690 for the years ended September 30, 2016 and 2015, respectively.

As of September 30, 2016 and 2015, the Company pledged buildings to secure banking facilities granted to the Company. The carrying values of the pledged buildings to secure bank borrowings by the Company are shown in Note 10.

NOTE 7 – LAND USE RIGHTS

	September 30,
	2016	2015
Land use rights, cost	$596,807	$625,334
Less: accumulated amortization	(128,659)	(121,215)
Land use rights, net	$468,148	$504,119

This represents the Company's land use rights in Wenzhou's plant, which had been pledged to secure the Company’s banking facilities granted to the Company as of September 30, 2016 and 2015. The carrying values of the pledged land use rights to secure bank borrowings by the Company are shown in Note 10.

Amortization expense was $13,248 and $14,017 for the years ended September 30, 2016 and 2015, respectively.

The estimated amortization expenses for each of the five succeeding fiscal years since the year ended September 30, 2016 are as follows:

	1st succeeding fiscal year	2nd succeeding fiscal year	3rd succeeding fiscal year	4th succeeding fiscal year	5th succeeding fiscal year	Total
Estimated amortization expenses	$13,666	$13,500	$13,500	$13,500	$13,500	$67,500

NOTE 8 – LONG-TERM INVESTMENT

The Company made an investment in Wenzhou Longlian Development Co., Ltd. ("Longlian") in 2011 by RMB 2,083,300 with equity percentage of 2.0833%. The principal activities of Longlian are property and infrastructure construction. As of September 30, 2016 and 2015, the Company carried this investment at its cost in the amount of $312,289 and $327,216, respectively.

F-16

NOTE 9 – RELATED PARTY TRANSACTIONS

Net amounts due to related parties consisted of the following as of September 30, 2016 and 2015:

Accounts	Name of related party	September 30,
		2016	2015
Related party payables	Shareholder, HUANG Jian Cong	$1,662,160	$219,573
Total		$1,662,160	$219,573

This represented unsecured, interest free borrowings between the Company and the shareholders.

NOTE 10 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following as of September 30, 2016 and 2015:

	September 30,
	2016	2015
VAT payable	$3,096,782	$2,214,780
Tax payables	54,330	48,445
Other	265,501	78,694
Total	$3,416,613	$2,341,919

NOTE 11 – SHORT-TERM BANK BORROWINGS

Short-term bank borrowings consisted of the following at September 30, 2016:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Sate	Interest
Agricultural Bank - Longwan Branch	6,240,000	935,382	12/16/2015	12/11/2016	5.66%
Agricultural Bank - Longwan Branch	2,500,000	374,752	3/17/2016	3/16/2017	4.57%
Agricultural Bank - Longwan Branch	7,000,000	1,049,307	4/7/2016	3/26/2017	4.12%
Agricultural Bank - Longwan Branch	2,210,000	331,281	4/12/2016	4/11/2017	4.51%
Agricultural Bank - Longwan Branch	4,000,000	599,604	6/2/2016	5/26/2017	4.65%
Agricultural Bank - Longwan Branch	2,040,000	305,798	6/13/2016	6/11/2017	4.65%
Agricultural Bank - Longwan Branch	2,700,000	404,733	6/16/2016	6/11/2017	4.65%
Agricultural Bank - Longwan Branch	5,750,000	861,931	8/26/2016	8/16/2017	5.22%
Agricultural Bank - Longwan Branch	4,300,000	644,574	9/9/2016	7/26/2017	5.06%
Agricultural Bank - Longwan Branch	6,000,000	899,406	9/22/2016	9/21/2017	5.00%
Bank of China - Longwan Branch	13,000,000	1,948,713	8/26/2016	4/8/2017	4.79%
CMBC-10802	7,600,000	1,139,248	5/25/2016	11/22/2016	5.44%
CMBC-10802	5,400,000	809,465	6/15/2016	11/22/2016	5.66%
CMBC-10802	5,000,000	749,505	6/17/2016	11/22/2016	5.66%
Zhejiang Commerce Bank	2,000,000	299,802	2/5/2016	2/4/2017	6.00%
Zhejiang Commerce Bank	1,500,000	224,851	2/5/2016	2/4/2017	6.00%
Zhejiang Commerce Bank	1,500,000	224,851	2/6/2016	2/5/2017	6.00%
Zhejiang Commerce Bank	5,000,000	749,505	3/2/2016	3/1/2017	6.00%
Zhejiang Commerce Bank	5,000,000	749,505	3/7/2016	3/6/2017	6.00%
Zhejiang Commerce Bank	5,000,000	749,505	3/9/2016	3/8/2017	6.00%
Industrial Bank	6,481,268	971,549	9/25/2015	9/23/2016*	7.00%
Industrial Bank	6,500,000	974,356	9/25/2015	9/25/2016*	7.00%
Minsheng Bank	5,000,000	749,505	3/8/2016	10/19/2016	6.70%
Minsheng Bank	3,500,000	524,653	4/16/2016	4/11/2017	5.00%
Minsheng Bank	5,400,000	809,465	4/8/2016	4/8/2017	5.00%
Pingan Bank	8,000,000	1,199,208	3/3/2016	3/3/2017	5.22%
Agricultural Bank	1,964,381	294,463	12/31/2015	9/11/2016*	5.79%
Bank of Communications	5,000,000	749,505	5/20/2016	5/20/2017	6.53%
Bank of Communications	5,000,000	749,505	5/23/2016	5/23/2017	7.60%
Bank of Communications	4,800,000	719,525	5/24/2016	5/24/2017	7.60%
Total	145,385,649	21,793,454

* The Company paid off these short-term bank borrowings in October 2016.

F-17

Short-term bank borrowings consisted of the following at September 30, 2015:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Sate	Interest
Agricultural Bank - Longwan Branch	6,450,000	1,013,076	12/8/2014	11/16/2015	6.4400%
Agricultural Bank - Longwan Branch	2,500,000	392,665	4/8/2015	3/21/2016	5.8850%
Agricultural Bank - Longwan Branch	2,210,000	347,116	4/24/2015	4/21/2016	5.8850%
Agricultural Bank - Longwan Branch	4,000,000	628,264	6/10/2015	5/26/2016	5.8650%
Agricultural Bank - Longwan Branch	2,040,000	320,415	6/19/2015	6/16/2016	5.8650%
Agricultural Bank - Longwan Branch	2,700,000	424,078	6/30/2015	6/26/2016	5.5775%
Agricultural Bank - Longwan Branch	5,750,000	903,130	9/11/2015	8/26/2016	5.0600%
Agricultural Bank - Longwan Branch	4,300,000	675,384	9/18/2015	9/16/2016	5.0600%
Agricultural Bank - Longwan Branch	6,000,000	942,396	9/23/2015	9/21/2016	5.0600%
Agricultural Bank - Longwan Branch	7,000,000	1,099,462	9/30/2015	9/26/2016	5.0600%
Bank of China - Longwan Branch	4,500,000	706,797	10/9/2014	10/8/2015	6.3000%
Bank of China - Longwan Branch	5,000,000	785,330	10/11/2014	10/11/2015	6.3000%
Bank of China - Longwan Branch	5,000,000	785,330	10/14/2014	10/14/2015	6.3000%
Zhejiang Commerce Bank - Wenzhou	5,000,000	785,330	2/9/2015	2/8/2016	5.8800%
Zhejiang Commerce Bank - Wenzhou	5,000,000	785,330	3/2/2015	3/1/2016	5.8800%
Zhejiang Commerce Bank - Wenzhou	5,000,000	785,330	3/11/2015	3/10/2016	5.8850%
Zhejiang Commerce Bank - Wenzhou	5,000,000	785,330	3/13/2015	3/12/2016	5.8850%
Industrial Bank	6,500,000	1,020,929	9/25/2015	9/23/2016	7.0000%
Industrial Bank	6,500,000	1,020,929	9/25/2015	9/25/2016	7.0000%
Industrial Bank	5,000,000	785,330	9/28/2015	5/28/2016	5.8333%
Minsheng Bank	3,500,000	549,731	4/20/2015	4/13/2016	6.1525%
Minsheng Bank	5,400,000	848,156	4/21/2015	4/13/2016	6.1525%
Minsheng Bank	100,000	15,707	4/21/2015	12/31/2015	6.1525%
Pingan Bank	5,000,000	785,330	3/2/2015	3/2/2016	7.0000%
Pingan Bank	3,000,000	471,198	3/5/2015	3/5/2016	7.0000%
Bank of Communications	7,400,000	1,162,288	2/11/2015	2/11/2016	8.3000%
Bank of Communications	7,500,000	1,177,995	2/11/2015	2/11/2016	7.7000%
Agricultural Bank - Longwan Branch	4,000,000	628,264	10/23/2014	10/18/2015	6.9000%
Total	131,350,000	20,630,619

The Company’s short-term bank borrowings are pledged by its assets as listed below, and guaranteed by Wenzhou Ruifeng Industrial Co., Ltd. ("Ruifeng"), Wenzhou Wuxing Copper Co. Ltd. ("Wuxing"), HUANG Jian Cong, WANG Jian Di, WANG Guo Lin, WANG Min Jie, WANG Yang Ming, ZHANG Sai Pin (HUANG Jian Cong's wife), ZHEN Bao Le (Wuxing's director) and LIN Yu Lian (ZHEN Bao Le's wife).

The carrying values of the Company's pledged assets to secure short-term borrowings by the Company are as follows:

	September 30,
	2016	2015
Buildings, net	$3,987,929	$3,704,284
Land use rights, net	504,119	468,148
Machinery, net	325,566	303,856
Total	$4,817,614	$4,476,288

NOTE 12 – NOTES PAYABLE

Notes payable consisted of the following as of September 30, 2016 and 2015:

As of September 30, 2016
Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Nature
Agricultural Bank - Longwan Branch	4,000,000	599,604	6/21/2016	12/21/2016	Bank Acceptance Bill
Agricultural Bank - Longwan Branch	7,000,000	1,049,307	8/4/2016	2/4/2017	Bank Acceptance Bill
Foshan Ruigangda Trading Co., Ltd	5,000,000	749,505	7/12/2016	1/10/2017	Bank Acceptance Bill
Foshan Ruigangda Trading Co., Ltd	5,000,000	749,505	8/9/2016	2017/2/29	Bank Acceptance Bill
Zhejiang Zhengkang Industrial Co., Ltd.	5,000,000	749,505	9/28/2016	3/27/2017	Letter of Credit
Total	26,000,000	3,897,426

As of September 30, 2015
Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Nature
CMBC - Longwan Branch	4,000,000	628,264	2015/5/20	2015/11/20	Bank Acceptance Bill
CMBC - Longwan Branch	5,000,000	785,330	2015/5/21	2015/11/21	Bank Acceptance Bill
CMBC - Longwan Branch	6,200,000	973,809	2015/5/22	2015/11/22	Bank Acceptance Bill
CMBC - Longwan Branch	5,000,000	785,330	2015/6/16	2015/12/16	Bank Acceptance Bill
CMBC - Longwan Branch	5,800,000	910,983	2015/6/17	2015/12/17	Bank Acceptance Bill
CMBC - Longwan Branch	5,000,000	785,330	2015/7/2	2016/1/2	Bank Acceptance Bill
CMBC - Longwan Branch	5,000,000	785,330	2015/7/3	2016/1/3	Bank Acceptance Bill
Agricultural Bank - Longwan Branch	7,000,000	1,099,462	2015/8/4	2015/2/4	Bank Acceptance Bill
Total	43,000,000	6,753,838

F-18

NOTE 13 – COMMITMENT AND CONTINGENCIES

The Company, from time to time, may be a party to claims and legal proceedings generally incidental to its business.

As of September 30, 2016, Company only has the following pending legal claim against a third party:

During 2010, the Company entered into two loan agreements with Raozhou Dianli Ltd and Xianjin Cao, and advanced RMB 9 million on the first loan and RMB 1.5 million on the second loan, totaled TMB 10.5 million (approximately USD 1.52 million). The terms of these two loans are both one year. Both borrowers defaulted and didn’t make any repayment when the terms expired. The Company thus sued these two parties and pursuant to the final judgement ruled by Jiangsu High People’s Court, the Company is entitled to a repayment of RMB 10.5 million plus interest with an interest rate that is four times higher than the normal interest rate in the corresponding period. The claim has been secured by real estate assets of Raozhou Dianli Ltd, which has been seized by the Court and has an appraised value of RMB 78 million, or about USD 11.3 million, which is much higher than the Company’s claim. The Company is listed as the first-in-line creditor and the management believes that certainly it sill receive repayment of RMB 10.5 million plus the outstanding interest. The Company recorded the entire RMB 10.5 million as Other Receivable. As of September 30, 2016 and 2015, the outstanding balance is RMB 7.4 million (USD 1.1 million) and RMB 8.9 million (USD 1.4 million), respectively.

In the opinion of the management, after consultation with the Company’s legal counsel, there were no legal matters that are likely to have a material adverse effect on the Company’s financial position as of September 30, 2016 and 2015 and the results of operations or cash flows for the years ended September 30, 2016 and 2015.

In the normal course of its business, our Company, including in particular Zhejiang Zhengkang and Wenzhou Zhengfeng, may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due. Although the Company’s management believes the Company has paid all accrued for all taxes owed by the Company, from time to time, in order for our Company to stay competitive in the market, we may need to accept unfavorable contract terms from our clients, including the accrue of account receivables for the delivery of our products until the completion of a certain construction project and without recognizing the revenue in the interim. PRC taxing authorities may also take the position that the Company owes more taxes than it has paid based on transactions conducted by ZK Pipe, which may be deemed a resident enterprise, thereby resulting in taxable liability for Zhejiang Zhengkang.

In addition, the Company recorded a potential tax liability of $5,163,716 and $3,251,430 for the years ended September 30, 2016 and 2015, respectively, and for the possible underpayment of income and other taxes. It is possible that the tax liability of the Company for past taxes may be higher than those amounts. The Company’s management believes it has sufficient cash on hand to adequately meet any tax liability for the underpayment of income and business taxes. Additionally, the Company’s management believes it may be able to negotiate with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon. We have no guarantee that we will be able to negotiate such a reduction. To the extent our Company is able to negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes, interest and penalties in amounts greatly exceeding management’s estimates.

The Company has accrued tax liabilities of $5.1 million as of September 30, 2016, mostly related to its unpaid income tax and business tax, both of which are governed by local tax authority. The total amount of unpaid tax liabilities was accrued based on the calculation using the current prevailing tax rates without including potential interest and penalties because the Company’s management believes that it is unlikely that the interest and penalties would apply in the end if the Company negotiates with the local tax authority to pay all or part of the unpaid tax liabilities. The Company has had unofficial discussions with the local tax authority and the management believes that it is highly possible that the Company will reach an agreement with the local tax authority to result in a settlement of tax liability with a much less amount than the amount currently accrued, if the Company is able to successfully launch its IPO bid. Once the settlement is reached, any interest or penalties associated with those unpaid tax liabilities will most likely be waived or reduced. The management believes that it is very difficult to determine how much interest or penalties will eventually be, or if any of those will be assessed at all. Those potential interests or penalty liabilities are contingent upon the outcome of tax settlement and the management estimates if using current interest and penalty rate stipulated by the tax authority.

F-19

We have issued various Bank Acceptance Bills and Letter of Credit in the amount of RMB 26,000,000 (or approximately US $3.90 million) to increase deposit-to-loan ratio of the Company. While the issuance of such negotiable instruments violated the Article 10 of PRC Negotiable Instrument Law, which states “the issue, acquisition and transfer of an instrument shall follow the principle of good faith and reflect the true relationship of transaction and between the creditor and the debtor”, it is our PRC counsel’s opinion that such violation is a common practice in China and is not subject to administrative penalties stated in Article 103 of PRC Negotiable Instrument Law, nor it is an act of fraud as defined by Article 102 of PRC Negotiable Instrument Law and Article 194 of Criminal Law. In addition, our PRC counsel believes that the Company, along with its officers, directors or any affiliated party, will not be subject to any administrative penalty or criminal sanction. However, if our Company or our officers and directors are penalized for the violation, such penalty, whether financially or not, could have a materially adverse effect on our results of operation.

NOTE 14 – CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company sold a substantial portion of products to one customer (15.3%) in 2015 and the Company has no significant concentration in fiscal 2016. As of September 30, 2015, amount due from this customer included in accounts receivable was $3,914,528. The loss of the significant customer or the failure to attract new customers could have a material adverse effect on our business, results of operations and financial condition for fiscal 2015.

The Company purchased a substantial portion of materials from three third-party vendors (67.2%) in 2016. As of September 30, 2016, net amounts due to the vendors (accounts payable - advance to vendors) was $654,014. As of September 30, 2015, there’re four such vendors that had aggregated sales accounted to 63.9% of total sales amount. Net amounts due to the four vendors (accounts payable - advance to vendors) was - $2,038,575.

The Company believes there are numerous other suppliers that could be substituted should the supplier become unavailable or non-competitive.

NOTE 15 – STOCKHOLDERS’ EQUITY

On October 12, 2015, 100% of ZK International’s equity was transferred from ZHENG Jia Jun to five Mainland Chinese, with HUANG Jian Cong holding 45%, WANG Ming Jie holding 20%, WANG Guo Lin holding 20%, WANG Jian Di holding 10% and WANG Yang Ming holding 5%.

On May 25, 2016, Zhengkang's Board of Directors resolved to increase Zhengkang's registered capital by RMB 10,000,000, from RMB 20,000,000 to RMB 30,000,000, and contribution by Wenzhou Weijia of RMB 9,900,000 and by HUANG Jian Cong of RMB 100,000, respectively. After this capital increase, there was no change on Zhangkang's shareholders’ investment proportion. Zhengkang received RMB 9,900,000 capital injection from Wenzhou Weijia on June 21, 2016 and received RMB 100,000 capital injection from HUANG Jian Cong on June 28, 2016. HUANG Jian Cong on June 28, 2016 became a 1% non-controlling interest holder. The Company has received its revised business license on August 1, 2016.

F-20

Statutory surplus reserves

Pursuant to Chinese Company law applicable to foreign investment companies, the Company’s PRC subsidiaries are required to maintain statutory surplus reserves. The statutory surplus reserves are to be appropriated from net income after taxes, and should be at least 10% of the after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises (“PRC GAAP”). The Company has an option of not appropriating the statutory surplus reserve after the statutory surplus reserve is equal to 50% of the subsidiary’s registered capital. Statutory surplus reserves are recorded as a component of shareholders’ equity. The statutory surplus reserve as at September 30, 2016 is $579,994.

For the year ended September 30, 2016, ZK International Group appropriated $579,994 to the statutory surplus reserves. For the year ended September 30, 2015, statutory surplus reserves appropriated was $0.

ZK Pipe Industry Co., Ltd has not commenced operation since inception. No appropriation to the statutory surplus reserves.

Wenzhou Weijia Pipeline Development Co., Ltd has not commenced operation since inception. No appropriation to the statutory surplus.

Zhejiang Zhengkang Industrial Co., Ltd appropriated $579,994 to the statutory surplus reserves for the year ended September 30, 2016. For the year ended September 30, 2015, statutory surplus reserves appropriated was $0.

Wenzhou Zhengfeng Industry recorded no revenue for the year ended September 30, 2016 and a net loss for the year ended September 30, 2015 according to PRC GAAP, so no appropriation to the statutory surplus reserves and staff welfare and bonus fund was made.

Dividends declared by the Company’s PRC subsidiaries are based on the distributable profits as reported in their statutory financial statements reported in accordance with PRC GAAP, which differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC subsidiaries. As of September 30, 2016, the Company has no dividend payable.

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company, and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. Amounts restricted include the PRC subsidiaries’ paid-in capital and statutory surplus reserves of the Company’s PRC subsidiaries totaling $3,330,771 as of September 30, 2016 and $2,750,777 as of September 30, 2015.

Non-controlling interests

Non-controlling interests represent the interest of non-controlling shareholders in Zhejiang Zhengkang based on their proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. On September 29, 2015, Wenzhou Weijia acquired 99% equity percentage of Zhejiang Zhengkang from 5 individual shareholders: HUANG Jian Cong, WANG Ming Jie, WANG Guo Lin, WANG Jian Di and WANG Yang Ming. After that, Zhejiang Zhengkang’s equity interest is 99% held by Wenzhou Weijia and 1% held by HUANG Jian Cong as of the year end. The non-controlling interest in Zhejiang Zhengkang was 1% as of September 30, 2016 and 2015.

F-21

NOTE 16 – INCOME TAXES

	September 30,
	2016	2015
Provision for income tax for the period	$1,200,010	$1,053,132
Income tax benefit	(94,570)	(101,015)
Total	$1,105,440	$952,117

	September 30,
	2016	2015
Deferred tax assets:
Bad debt allowance recorded for accounts receivable	$247,227	$152,657
Total	$247,227	$152,657

Income taxes for the years ended September 30, 2016 and 2015 are attributed to the Company’s continuing operations in China and consisted of:

	September 30,
	2016	2015
Current	$1,209,114	$1,055,883
Deferred	$(103,674)	$(103,766)
Total	$1,105,440	$952,117

Per the consolidated statements of operations and comprehensive income, the income tax expenses for the Company can be reconciled to the income before income taxes for the years ended September 30, 2016 and 2015 as follows:

	September 30,
	2016	2015
Income before income taxes	$6,656,140	$6,197,299
PRC EIT tax rates	15%	15%
Tax at the PRC EIT tax rates	998,421	929,595
Tax effect of 50% R&D expenses deduction	97,652	69,621
Tax effect of deferred tax recognized	(103,673)	(103,766)
Tax effect of non-deductible expenses	113,040	56,667
Income tax expenses	$1,105,440	$952,117

Under the Law of the People's Republic of China on Enterprise Income Tax ("New EIT Law"), which was effective from January 1, 2008, both domestically- owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

Zhengkang was entitled High and New Technology Enterprise ("HNTE") and enjoyed preferential tax rate of 15% for a three-year validity period from April 16, 2009. And the HNTE certificate was renewed on October 29, 2012 and September 17, 2015, both with a three-year validity period respectively. Thus, Zhengkang is eligible for a 15% preferential tax rate from April 16, 2009 to September 16, 2018.

Zhengfeng and Weijia have applicable EIT rate of 25%.

F-22

NOTE 17 – SUBSEQUENT EVENTS

On December 19, 2016, the Board of the Directors of the Company approved i) decrease of par value of the ordinary shares from $1 to no par value (the “Par Value Change”); ii) a 180 for 1 forward stock split whereby every authorized, issued and outstanding ordinary share was exchanged for 180 new ordinary shares (the “Stock Split”) and iii) increase of authorized shares from 9,000,000 to 50,000,000 ordinary shares (the “Share Increase”, collectively with Par Value Change and Forward Split referred as the “Recapitalization”). As of March 20, 2017, the Recapitalization are complete and effectuated. All share information included in the consolidated financial statements and notes thereto have been retroactively adjusted for the Recapitalization as if such stock split occurred on the first day of the first period presented.

In December 2016, the Company closed a Regulation S private placement offering pursuant to which the Company received $300,000 from four investors to fund the Company’s operations. The Company agreed to issue 1,500,000 ordinary shares at $0.20 per share to these individuals. Boustead Securities, LLC (“Boustead”) served as the placement agent, to whom the Company paid $21,000, representing 7% of the gross proceeds, in placement fee on the funds raised.

F-23

1,000,000 Ordinary Shares
(minimum offering amount)

1,500,00 Ordinary Shares
(maximum offering amount)

ZK International Group Co., Ltd.

[●], 2017.

[RESALE PROSPECTUS ALTERNATE PAGE]

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED MARCH [●], 2017

1,000,000 Ordinary Shares

ZK International Group Co., Ltd.

This prospectus relates to 1,000,000 of our ordinary shares, no par value per share (the “Ordinary Shares”), of ZK International Group Co., Ltd. that may be sold from time to time by the selling shareholders named in this prospectus (the “Selling Shareholders”). We will not receive any of the proceeds from the sale of our Ordinary Shares by the Selling Shareholders.

Our securities are presently not traded on any market or securities exchange. We have applied to list our ordinary shares on the Nasdaq Capital Market under the symbol “ZKIN”.

Since there is currently no public market established for our securities, the Selling Shareholders will sell at a fixed price that is equal to the price at which we sell shares in our public offering pursuant to the registration statement of which this prospectus is a part. Once, and if, our Ordinary Shares are listed on the Nasdaq Capital Market and there is an established market for these resale shares, the Selling Shareholders may sell the resale shares from time to time at the market price prevailing on the Nasdaq Capital Market at the time of offer and sale, or at prices related to such prevailing market prices or in negotiated transactions or a combination of such methods of sale directly or through brokers.

Investing in our Ordinary Shares involves a high degree of risk. See “Risk Factors” beginning on page 13 to read about factors you should consider before investing in shares of our Ordinary Shares. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is [●], 2017.

[RESALE PROSPECTUS ALTERNATE PAGE]

Please read this prospectus carefully. It describes our business, our financial condition and results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision.

You should rely only on information contained in this prospectus.  We have not authorized any other person to provide you with different information.  This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted.  The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

[RESALE PROSPECTUS ALTERNATE PAGE]

The Offering

Ordinary Shares Offered by the Selling Shareholders	1,000,000 ordinary shares.

Ordinary Shares Outstanding Before the Offering	11,500,000 (1)

Ordinary Shares Outstanding After the Offering	11,500,000 (1)

Terms of the offering	The Selling Shareholders will determine when and how they will sell the securities offered in this prospectus.

Use of proceeds	We are not selling any ordinary shares covered by this prospectus. As such, we will not receive any of the offering proceeds from the registration of the shares of ordinary shares covered by this prospectus.

Risk Factors	See “Risk Factors” beginning on page 13 and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in shares of our ordinary shares.

(1)	The number of our Ordinary Shares outstanding as of the date hereof, excludes up to 1,605,000 Ordinary Shares (including 105,000 ordinary shares underlying certain underwriter warrant) to be offered by us in a “best efforts, minimum/maximum” public offering concurrently herewith.

[RESALE PROSPECTUS ALTERNATE PAGE]

Use of Proceeds

We will not receive any of the proceeds from the sale of our Ordinary Shares by the Selling Shareholders. The Selling Shareholders will receive all of the net proceeds from the sales of Ordinary Shares offered by them under this prospectus. We have agreed to bear the expenses relating to the registration of the Ordinary Shares for the Selling Shareholders

[RESALE PROSPECTUS ALTERNATE PAGE]

Selling Shareholders

The Ordinary Shares being offered for resale by the Selling Shareholders consist of 1,000,000 Ordinary Share held by two (2) shareholders, who purchased the Ordinary Shares with registration rights pursuant to the Regulation S offering closed in March 2017 at an offering price of $1.00 per Ordinary Share.

The following table sets forth information with respect to the maximum number of Ordinary Share beneficially owned by the Selling Shareholders named below and as adjusted to give effect to the sale of the Ordinary Share offered hereby. The table lists the number of Ordinary Share beneficially owned by each Selling Shareholder as of the date of this prospectus, the Ordinary Shares covered by this prospectus that may be disposed of by each Selling Shareholder, and the number of Ordinary Shares that will be beneficially owned by the Selling Shareholders assuming all of the Ordinary Shares covered by this prospectus are sold.

The Ordinary Shares beneficially owned have been determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. The information in the table below is current as of the date of this prospectus. The Selling Shareholders may from time to time offer and sell pursuant to this prospectus any or all of the Ordinary Shares being registered. The Selling Shareholders are under no obligation to sell all or any portion of such Ordinary Shares nor are the Selling Shareholders obligated to sell any Ordinary Shares immediately upon effectiveness of this prospectus. All information with respect to share ownership has been furnished by the Selling Shareholders.

Name	Shares Beneficially Owned Prior to Offering	Percent Beneficially Owned Prior to Offering (1)	Shares to be Offered	Amount Beneficially Owned After Offering	Percent Beneficially Owned After Offering(1)
Alizarin Corp. (2)	530,000	4.61%	530,000	0	0%
The Wall Family Trust (2012) (3)	470,000	4.09%	470,000	0	0%
TOTAL	1,000,000	8.70%	1,000,000	0	0%

(1)	Based on 11,500,000 Ordinary Shares issued and outstanding as of April 3, 2017
(2)	Julie Renwick-Morgan, the Director, has sole voting and dispositive power of Ordinary Shares beneficially held by Alizarin Corp., a Nevis corporation with its principal address at Suite 4, Henville Building, Main Street, Charlestown, Nevis.
(3)	Steven O. Youngman, the trustee, has sole voting and dispositive power of Ordinary Shares beneficially held by The Wall Family Trust, a Canadian family trust with its principal address located 920-789 W. Pender St., Vancouver, British Columbia, Canda V6C 1H2.

None of the Selling Shareholders or their beneficial owners:

-	has had a material relationship with us other than as a shareholder at any time within the past three years; or

-	has ever been one of our officers or directors or an officer or director of our predecessors or affiliates

-	are broker-dealers or affiliated with broker-dealers.

The Selling Shareholders named above acquired their respective Ordinary Shares in an offering that was exempt from registration under the Securities Act pursuant to Regulation S because it involved a private placement that offered and sold our Ordinary Shares to non-U.S. persons. Boustead Securities, LLC served as placement agent for this Regulation S offering and received 7% commission for this offering.

[RESALE PROSPECTUS ALTERNATE PAGE]

Plan of Distribution

The Selling Shareholders may, from time to time, sell, transfer or otherwise dispose of any or all of their securities or interests in securities on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling shareholders may use any one or more of the following methods when disposing of shares or interests therein:

-	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

-	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

-	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

-	an exchange distribution in accordance with the rules of the applicable exchange;

-	privately negotiated transactions;

-	short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

-	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

-	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share; and

-	a combination of any such methods of sale.

The Selling Shareholders may, from time to time, pledge or grant a security interest in some or all of the ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the securities in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our Ordinary Shares or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the ordinary shares in the course of hedging the positions they assume. The Selling Shareholders may also sell shares of our Ordinary Shares short and deliver these securities to close out their short positions, or loan or pledge the Ordinary Shares to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the Selling Shareholders from the sale of the ordinary shares offered by them will be the purchase price of the ordinary shares less discounts or commissions, if any. Each of the Selling Shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of ordinary shares to be made directly or through agents. We will not receive any of the proceeds from this offering.

Broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchase of shares, from the purchaser) in amounts to be negotiated. The Selling Shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved, and in no case will the maximum compensation received by any broker-dealer exceed eight percent (8%).

The Selling Shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

Any underwriters, agents, or broker-dealers, and any Selling Shareholders who are affiliates of broker-dealers, that participate in the sale of the ordinary shares or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling Shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We know of no existing arrangements between any of the Selling Shareholders and any other shareholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares, nor can we presently estimate the amount, if any, of such compensation. See “Selling Shareholders” for description of any material relationship that a shareholder has with us and the description of such relationship.

To the extent required, the shares of our ordinary shares to be sold, the names of the Selling Shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the ordinary shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the ordinary shares may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the Selling Shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Shareholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

[RESALE PROSPECTUS ALTERNATE PAGE]

Legal Matters

Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. The validity of the ordinary shares offered hereby will be passed upon for us by [●]. Certain legal matters as to PRC law will be passed upon for us by Gaopeng & Partners Law Firm. Ortoli Rosenstadt LLP may rely upon Gaopeng & Partners Law Firm with respect to matters governed by PRC law.

The current address of Ortoli Rosenstadt LLP is 501 Madison Avenue, 14th Floor, New York, NY 10022. The current address of Gaopeng & Partners Law Firm is No. 107, Warwick Building, 8th Floor, Block A, Shigu Road, Nanjing, Jiangsu Province.

[RESALE PROSPECTUS ALTERNATE PAGE]

1,000,000 Ordinary Shares

ZK International Group Co., Ltd.

PROSPECTUS

[●], 2017

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under the memorandum and articles of association of the Registrant, the Registrant may indemnify its directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the Registrant and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful.

The Underwriting Agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of the Registrant and its officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities

Below describes in detail our sale of unregistered securities in the last past three (3) years.

Founding Transactions

ZK International was formed on May 13, 2015, with Kai Chun Cheng as the founder and sole shareholder. Mr. Cheng received 50,000 founder shares of our company upon incorporation. On July 29, 2015, Mr. Cheng entered into certain equity interest transfer agreements with Jiancong Huang, Guolin Wang, Mingjie Wang, Jiandi Wang and Yangming Wang and transferred to these five PRC citizens 22,500, 10,000, 10,000, 5,000 and 2,500 shares, respectively on October 12, 2015. The transactions was not registered under the Securities Act in reliance on an exemption from registration set forth in Section 4(2) thereof

Subsequent Recapitalization

As part of the Recapitalization that was effectuated on March 20, 2017, we completed a 180 for 1 forward split. As a result of the stock split, shares originally held by Jiancong Huang, Guolin Wang, Mingjie Wang, Jiandi Wang and Yangming Wang were split into 4,050,000, 1,800,000, 1800,000, 900,000, and 450,000 new Ordinary Shares.

Private Placement Financings

In December 2016, we sold through a Regulation S offering a total of 1,500,000 ordinary shares to four non-U.S. investors, at a price of $0.20 per share for an aggregate purchase price of $300,000. The transaction was not registered under the Securities Act in reliance on an exemption from registration set forth in Regulation S promulgated hereunder as a transaction by the Company not involving any public offering. The securities were sold in an offshore transaction by a foreign issuer, to foreign investors, not using any directed selling efforts in the United States. These securities may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements under the Securities Act.

In March 2017, we sold through a Regulation S offering a total of 1,000,000 ordinary shares to two non-U.S. investors, at a price of $1.00 per share for an aggregate purchase price of $1,000,000. The transaction was not registered under the Securities Act in reliance on an exemption from registration set forth in Regulation S promulgated hereunder as a transaction by the Company not involving any public offering. The securities were sold in an offshore transaction by a foreign issuer, to foreign investors, not using any directed selling efforts in the United States. These securities may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements under the Securities Act.

Item 8.	Exhibits and Financial Statement Schedules

(a) Exhibits. The following exhibits are included herein or incorporated herein by reference:

The following documents are filed as part of this registration statement:

1.1*	Form of Placement Agreement.
3.1**	Memorandum and Articles of Association of ZK International Group Co. Ltd.
3.2†	Amended and Restated Memorandum and Articles of Association of ZK International Group Co. Ltd.
4.1†	Specimen Ordinary Share Certificate

5.1*	Opinion of BVI counsel of ZK International Group Co. Ltd., as to the validity of the Ordinary Shares.
8.1*	Opinion of Ortoli Rosenstadt LLP, counsel of ZK International Group Co. Ltd., as to U.S. federal tax matters.
8.2†	Opinion of Gaopeng & Partners Law Firm counsel of ZK International Group Co. Ltd., as to certain PRC tax matters.
10.1*	Form of Subscription Agreement

10.2†	Controlling shareholders’ agreement to vote in concert dated May 13, 2015.
10.3†	Equity transfer agreement between Kai Chun Cheng and Jiancong Huang dated October 12, 2015
10.4†	Equity transfer agreement between Kai Chun Cheng and Mingjie Wang dated October 12, 2015
10.5†	Equity transfer agreement between Kai Chun Cheng and Guolin Wang dated October 12, 2015
10.6†	Equity transfer agreement between Kai Chun Cheng and Jiandi Wang dated October 12, 2015
10.7†	Equity transfer agreement between Kai Chun Cheng and Yangming Wang dated October 12, 2015
10.8†	Summary translation of the employment agreement between Zhejiang Zhengkang Industrial Co. Ltd and Jiancong Huang dated April 15, 2016.
10.9†	Summary translation of the employment agreement between Zhejiang Zhengkang Industrial Co. Ltd and Shaochai Yang dated February 4, 2017.
10.10†	Form of Private Placement Subscription Agreement between the Company and the Selling Shareholders
10.11†	Summary Translation of Form of Loan Agreement — Bank of China, Wenzhou Longwan Branch
10.12†	Summary Translation of Form of Loan Agreement — Industrial Bank,Wenzhou Branch
10.13†	Summary Translation of Form of Loan Agreement — Agricultural Bank of China, Wenzhou Longwan Branch
10.14†	Summary Translation of Form of Loan Agreement — PingAn Bank, Wenzhou Branch
10.15†	Summary Translation of Form of Loan Agreement — China Merchants Bank, Wenzhou Branch
10.16†	Summary Translation of Form of Loan Agreement — China Minsheng Bank, Wenzhou Branch
10.17†	Summary Translation of Form of Loan Agreement — China Zheshang Bank, Wenzhou Branch
10.18*	Form of Escrow Agreement

21.1**	List of Subsidiaries.
23.1†	Consent of Anton and Chia, LLP
23.2*	Consent of BVI counsel of ZK International Group Co. Ltd. (included in Exhibit 5.1).
23.3†	Consent of Gaopeng & Partners Law Firm, PRC counsel of ZK International Group Co. Ltd. (included in Exhibit 8.2)

*	To be filed by amendment.
**	Previously filed.
†	Filed herewith.

(b) Financial Statement Schedules. All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the Underwriter at the closing specified in the placement agreements certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F (17 CFR 249.220f)” at the start of any delayed offering or throughout a continuous offering and such other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(7) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wenzhou, Zhejiang Province, People’s Republic of China, on April 3, 2017.

ZK INTERNATIONAL GROUP CO., LTD.

By: /s/ Jiancong Huang
Jiancong Huang
Chief Executive Officer

By: /s/ Shaochai Yang
Shaochai Yang
Chief Financial Officer

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on April 3, 2017.

By:	/s/ Mengyi “Jason” Ye, Esq.
Mengyi “Jason” Ye, Esq.
Counsel